

03017545

PE
12-31-02
MAR 2 0
AR/S

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

# First Federal Capital Corp

2002 ANNUAL REPORT

# Lessons from nature



The natural world presents unique perspectives on success, where agility, adaptability and specialization are critical attributes. Most often realized entirely by instinct, these characteristics dictate whether an individual and its species will thrive. In the banking world, where the drive to excel is deliberate and evolution is cultivated, these lessons from nature become instinctive as they permeate the corporate culture.

ANOTHER YEAR OF RECORD EARNINGS


$17.4
$19.4
$22.4
$23.1
$28.4
$34.9
1997
1998
1999
2000
2001
2002
(in millions)

NET INCOME UP 23%


$24.3
$31.4
$35.2
$35.6
$49.5
$63.6
1997
1998
1999
2000
2001
2002
(in millions)

NON-INTEREST INCOME UP 28%



## FINANCIAL HIGHLIGHTS

*Dollars in thousands, except for per share amounts*

| **Operating Results for the Year Ended December 31** | **2002** | **2001** | **2000** |
|---|---|---|---|
| Net income | $ 34,916 | $ 28,448 | $ 23,144 |
| Net interest income | 81,525 | 63,202 | 59,540 |
| Non-interest income | 63,635 | 49,527 | 35,633 |
| Non-interest expense | 87,378 | 67,119 | 58,250 |
| **Financial Condition at December 31** | | | |
| Stockholders' equity | $ 205,452 | $ 192,398 | $ 146,549 |
| Total assets | 3,025,624 | 2,717,710 | 2,352,726 |
| Loans held for investment, net | 2,100,642 | 1,851,316 | 1,772,477 |
| Mortgage-backed and related securities | 396,105 | 439,990 | 408,536 |
| Intangible assets | 43,818 | 24,946 | 11,490 |
| Deposit liabilities | 2,355,148 | 2,029,254 | 1,699,252 |
| FHLB advances and other borrowings | 417,613 | 467,447 | 490,846 |
| **Per Share Data at or for the Year Ended December 31** | | | |
| Basic earnings per share | $ 1.76 | $ 1.52 | $ 1.26 |
| Diluted earnings per share | 1.73 | 1.51 | 1.25 |
| Stockholders' equity per share | 10.43 | 9.52 | 7.99 |
| **Performance Ratios for the Year Ended December 31** | | | |
| Average yield on earning assets | 6.10 % | 7.32 % | 7.68 % |
| Average cost of funds | 3.46 | 5.20 | 5.34 |
| Average interest rate spread | 2.64 | 2.12 | 2.34 |
| Average net interest margin | 3.08 | 2.70 | 2.83 |
| Non-interest income to total revenue | 43.84 | 43.93 | 37.44 |
| Return on average assets | 1.23 | 1.14 | 1.04 |
| Return on average equity | 17.56 | 17.19 | 17.01 |

## CORPORATE PROFILE

First Federal Capital Corp is the holding company for First Federal Capital Bank (formerly First Federal Savings Bank La Crosse-Madison), a federally chartered stock savings bank headquartered in La Crosse, Wisconsin, with 89 office locations in Wisconsin, southern Minnesota and northern Illinois.

The Bank's primary business is community banking. The Bank offers deposit products including CDs and checking accounts. The Bank originates single-family residential, commercial real estate, business, consumer and education loans. Additionally, the Bank offers investment and insurance products including mutual funds, brokerage services and annuities. The Bank also purchases and/or participates in single-family residential, commercial real estate and business loans from third party financial institutions and invests in mortgage-backed and related securities.

First Federal Capital Corp shares are traded on the NASDAQ stock exchange under the symbol FTFC. Investor information, including the 10K, is available on the Bank's Web site, www.firstfed.com, under the heading "Investor Relations."

PERSPECTIVES:
## Adaptability

"Accommodating the changing needs of customers has always been a hallmark of First Federal's operations. With the geographic diversification we've achieved in the past ten years, and now much greater product diversification, the Bank has attuned itself to constantly modifying its deliverables. Business Banking, in particular, has required that we expand and re-engineer not only our product line but the back office systems to support it. And in 2002, we again proved our abilities with system conversions for three recent acquisitions. These were seamlessly integrated without complication. Collectively, the converted entities now have higher in-market deposit levels than at the time of acquisition, an extraordinary feat since bank conversions typically result in the loss of up to 10% of deposits."



Bradford R. Price
Executive Vice President, Secretary and Corporate Administration and Operations Group Manager



**Jack C. Rusch**
**President and Chief Executive Officer**

# Evolution with

Once again, I am pleased to report that your Company has exceeded all its previous earnings records, surpassing even last year's extraordinary performance.

At $34.9 million, net income was 23% ahead of 2001, with earnings per share of $1.73 compared to $1.51 per share a year ago. Return on average equity was 17.6%, well within our target range and ahead of last year's 17.2%. Return on average assets also rose to 1.23%, from 1.14% the previous year.

First Federal has capitalized on opportunities afforded us by record demand for our products, a larger geographic footprint and a broader menu of services.

We are not only growing, but evolving. The aggressive growth pattern we established in 1993 is

# a strategic focus.

taking on a new dimension as we strengthen our presence in existing markets and target new segments of those markets. The goal of becoming a more diversified financial institution is taking shape. We are approaching our transformation from a hybrid thrift to a true community bank with the same purpose and determination that drove the franchise expansion of the past ten years.

The centerpiece of this next phase in First Federal's evolution is the implementation of Business Banking services in our existing markets. It is expected to be an important new source of continued growth and profitability. Initially launched with two acquisitions, one in 2001 and another in 2002, the Bank has spent the past year leveraging this acquired expertise and building the platform for a Company-wide rollout of Business Banking services.

A technical and organizational feat was in the making as we engineered new processes and built operational support for this significant new line of business. Automated document preparation, spread analysis and closing review systems were built virtually from scratch unencumbered by the shortcomings of a legacy system. True to form, we are designing a robust delivery system with the efficiency and scalability needed to offer a full range of services for business customers including checking, sweep accounts, Web-based ACH, cash management and internet applications. Also involved is the development of an organizational structure that is more decentralized and market-based, consistent with the dynamic, relationship-oriented nature of Business Banking.

The addition of Business Banking products was one of the factors in the decision to change the legal name of the Bank from First Federal Savings Bank La Crosse - Madison to First Federal Capital Bank. The new name reflects that our operations are not limited to specific markets and is appropriate for the expanded lines of business.

Three markets offered services to business customers at year-end, with several to follow in 2003. Wausau, Rochester and La Crosse were the first wave. The second includes a new location in Oshkosh opened in February of 2003. This is one of our "hub" offices, which will be staffed with specialists in real estate lending, investment services, business and private banking.

"First Federal employees embrace their work with great enthusiasm and an understanding that adapting to change is a necessary part of their jobs. Of the 1,348 employees at year-end, many were in new positions due to expansion, acquisition, promotion and creation of positions that previously didn't exist. This places an enormous emphasis on innovative hiring practices and implementation of effective training programs to quickly develop the necessary skill sets to support a wide variety of jobs in the Bank.

In addition to significant technical skill training, emphasis is placed on line manager development now that so many find themselves in managerial positions for the first time. Adaptation requires exceptional communication; both managers and employees are given skills to meet more intangible goals like working effectively in a growing organization. Helping employees feel more connected and building confidence in their skills is important in creating job satisfaction and promoting retention."

Milne J. Duncan
Senior Vice President
and Human Resources
Division Manager




$1.54
$1.79
$2.08
$2.35
$2.72
$3.03
1997
1998
1999
2000
2001
2002
(in billions)

$3.03 BILLION IN ASSETS, A FIVE-YEAR INCREASE OF OVER 96%.

# The banking environment is never static.

The corresponding "spokes" in this model are the convenient, transaction-oriented offices located primarily in supermarkets and retail areas. Oshkosh currently has three. The spokes drive deposit growth for a fraction of the cost of a traditional brick-and-mortar hub office and offer accelerated return on investment. They are typically employed as entries into a new market and are currently filling in gaps in mature markets.



The hub and spoke buildout is in the process of being implemented bankwide. It is at the heart of the long-term network expansion plan first deployed in 1993. This expansion has grown the network from 26 offices in 1993 to 89 at year end 2002.

The Bank has already proven that significant asset and earnings growth can be achieved simultaneously. One of the notable accomplishments which distinguishes First Federal's performance in recent years has been a dramatic growth curve – asset growth of 96% in five years accompanied by a 78% increase in banking locations – while delivering record profits for each of those years.

It is also remarkable that a growth company can deliver consistent increases in dividends year after year, as First Federal has done. Our five-year dividend growth rate stands at 15.8%, with a current payout ratio of 29%.

Our sustained focus on building non-interest income – a cornerstone strategy for First Federal over the past decade – has again proven its power to grow earnings, this year amounting to 44% of total revenue. Over the past five years, non-interest income has averaged 41% of total revenue, an impressive accomplishment when compared to other banks.

Mortgage banking had another blockbuster year, sweeping through previous levels and proving again that our systems and people are up to the task. We processed more than double the loan origination volume we had in 1998. This comparison is to a year which itself saw an anomalous spike in volume due to a similar declining rate environment. Mortgage banking revenue climbed to $27.5 million, or 50% over 2001 revenues. This non-interest income category consists primarily of gains

89 LOCATIONS IN THREE STATES, 78% MORE OFFICES THAN FIVE YEARS AGO



50
61
64
72
78
89
1997
1998
1999
2000
2001
2002




Hudson
Eau Claire
Wausau
Green Bay
Wisconsin Rapids
Mankato
Appleton/Oshkosh
Manitowoc
Austin
Albert Lea
La Crosse
Fond du Lac
Sheboygan
Rochester
Madison
Janesville/Beloit
Racine/Kenosha
Rockford

## PERSPECTIVES: Agility

on sales of mortgages and mortgage servicing fees. Over $2.2 billion in residential loans were originated in 2002, a year in which refinancing accounted for over 70 percent of loan volume. This resulted in record gains on the sales of loans, more than offsetting any impairment of mortgage servicing rights due to prepayment. Mortgage servicing is a source of fee income from continuing to service loans sold in the secondary market.

Community banking revenue, another component of non-interest income, also outshone its previous performance. This category, which includes retail banking fees and premiums and commissions, reached $33.6 million, an increase of 16%, bringing its five-year compounded growth rate to over 18%.

"Over the past five years, First Federal has proven its ability to deliver exceptional performance in a variety of interest rate environments. Because of the investment, funding, and operating strategies we have developed, we are poised to move quickly in adjusting to both rising as well as falling interest rate environments. A falling rate environment, such as we experienced over the past several years, tends to drive volume in fixed-rate mortgage loans, which we sell rather than retain in portfolio. This benefits our earnings in falling rate environments and limits the negative impact on our net interest margin in rising rate environments. And because we retain the right to service the loans we sell, our earnings also benefit in rising rate environments from an increase in servicing fee income. As rates trend upward, we also make more adjustable-rate mortgage loans, which are held for investment. These reprice much faster than the longer-term assets we sell."



Michael W. Dosland
Senior Vice President,
Chief Financial Officer,
Finance and Treasury Division Manager



PERSPECTIVES:
# Specialization





## We continue to

The impetus behind the retail banking fee momentum is our attractive Totally Free Checking product. It drives growth in households served as the first relationship with a customer, often followed by lending and other deposit services. Largely due to the success of Totally Free Checking, First Federal now serves over a quarter million households in our three-state market area.

Our Check 'n Cash debit card and Internet banking have gained us strong acceptance with the key younger demographic. Transaction volumes tell the story: during 2002, cash card transactions hit an all-time high of one million in a single month and Web-based banking activity rose by 80% over the year, while the number of transactions at teller windows showed little change.

**Robert P. Abell**
**Senior Vice President and**
**Commercial Real Estate Lending**
**Division Manager**



**"In commercial real estate lending, as in the 1-4 family mortgage lending arena, specialized processes allow the Bank to originate and service the nearly $540 million of loans currently in portfolio. Over the past five years, income-producing real estate assets, while decreasing as a percent of total interest-earning assets, have nonetheless grown by over 100%, from $267 million in 1997. Originators in six locations serve all First Federal markets, plus the Milwaukee and Minneapolis metro areas. Asset quality continues to be excellent. Stringent underwriting guidelines, a conservative approach to the types of property financed and their proximity to First Federal markets have contributed to continued profitability. Commercial Real Estate Lending contributed $41.2 million to 2002 interest income."**

# build our infrastructure and refine processes.

Consumer lending made headlines by finishing 2002 with a record $500 million in its portfolio. The slowdown usually associated with periods of high first mortgage refinancing activity didn't occur. Both the consumer and residential lending groups were extremely productive and deserve recognition for their outstanding efforts.

The Bank's net interest income also improved significantly during 2002, due primarily to a $301 million, or 13%, increase in average earning assets. Early in the year, declines in the cost of deposits outflanked the corresponding decline in yield on interest-earning assets. During the last two quarters, however, net interest margin declined in part due to the same refinance activity which benefited the bank with respect to non-interest income.

A continuation of historically low interest rates will challenge our earnings growth trendline established over the past six years. But, even with the uncertain outlook for interest rates and general economic growth, the Bank will press its many advantages to continue delivering superior performance. First Federal's loan portfolio continues to diversify with the addition of Business Lending. Our deposit generation abilities are growing as our geographic footprint broadens. Earnings are less dependent on interest income than many other banks. And we are agile in identifying opportunity in a declining interest environment as well as a rising one.

With the tools at our disposal, I feel confident in our ability to continue outperforming our peers and delivering value to our shareholders.

First Federal continues to evolve as we leverage our presence in our markets with Business Banking products, as we build new competencies, fine-tune our infrastructure and further expand our banking network.



$2.159
$1.545
$1.070
$0.629
$0.524
$0.526
1997
1998
1999
2000
2001
2002
(in billions)


$2.16 BILLION IN MORTGAGE LOAN ORIGINATIONS, A FIVE-YEAR INCREASE OF OVER 300%.



$473.0
$273.5
$235.8
$189.3
$176.8
$151.7
1997
1998
1999
2000
2001
2002
(in millions)


$473 MILLION IN CONSUMER LOAN ORIGINATIONS, A FIVE-YEAR INCREASE OF 212%.

2002 LOAN PORTFOLIO DISTRIBUTION

(in millions)



$71.9 Business
$695.5 Consumer and Education
$797.7 Single Family Mortgages
$538.5 Commercial Real Estate


1997 LOAN PORTFOLIO DISTRIBUTION

(in millions)



$363.5 Consumer and Education
$570.2 Single Family Mortgages
$266.7 Commercial Real Estate

FIRST FEDERAL

# Management

## Directors

Thomas W. Schini
*Chairman of the Board, retired President and Chief Executive Officer, First Federal Capital Bank*

Marjorie A. Davenport
*President, Gordon & Marjorie Davenport, Inc., Madison, appraisers/dealers in antique American furniture*

John F. Leinfelder
*President, Joseph J. Leinfelder & Sons, Inc., La Crosse, steel fabricators*

Richard T. Lommen
*Vice Chairman of the Board, First Federal Capital Corp; President, Courtesy Corporation, La Crosse, a McDonald's restaurant franchisee*

Patrick J. Luby
*Retired Vice President and Economist, Oscar Mayer Foods Corp., Madison, a food processing firm. Currently a private business consultant*

David C. Mebane
*Vice Chairman of the Board of MGE Energy, Madison, a public utility holding company*

Phillip J. Quillin
*President, Quillin's, Inc., La Crosse, a multiple supermarket business*

Jack C. Rusch
*President and Chief Executive Officer, First Federal Capital Bank*

Edwin J. Zagzebski
*Current Chairman of the Board of Wisconsin Housing and Economic Development Authority; former Chairman and CEO of American Community Bankshares, Wausau*

## Corporate Officers

Thomas W. Schini
*Chairman of the Board*

Jack C. Rusch
*President and Chief Executive Officer*

Bradford R. Price
*Executive Vice President, Secretary and Corporate Administration and Operations Group Manager*

Robert P. Abell
*Senior Vice President and Commercial Real Estate Lending Division Manager*

Michael W. Dosland
*Senior Vice President, Chief Financial Officer and Finance and Treasury Division Manager*

Milne J. Duncan
*Senior Vice President and Human Resources Division Manager*

## Senior Vice Presidents

Jeri V. Sebo
*Corporate Projects Manager*

## Vice Presidents

John J. Berg
Gerald D. Bothun
Sandra J. Drexler
Mark T. Every
Lisa L. Grover
Mark D. Hayman
Robert J. Heiderscheit
Katherine V. Helke
Jaimes B. Johnson
Jeffrey J. Johnson
Brett A. Kerst
James S. Kloosterboer
David (Tony) Koeck
Darin A. McFadden
Timothy P. Medinger
James P. Orlikowski
Kenneth C. Osowski
Richard J. Pendleton
Darcy L. Pierson
David J. Reinke
Peggi M. Sawyer
Chari A. Sheerer
Kevin R. Strangman
Penn R. Vieau

## Assistant Vice Presidents

Susan E. Arroyo
Dawn R. Bernamann
Barbara R. Bowman
Jerri L. Cerniglia
Steven M. Daniel
Korrine Douce
Mark J. Fairfield
Jayne P. Flint
Marvin P. Fokema
Laura L. Gillies
Kathy R. Gran
Dennis J. Herricks
Roxane S. Herricks
Joseph A. Kaluzny
Janine R. Luz
Garland E. McGarvey
Peggy A. Mechtel
Robert J. Olinger
Deborah A. Preston
Ray E. Rytilahti
Mary C. Scarborough
Mary C. Schnedecker
Velma L. Strander
Jan E. Verse

## Business Banking

Michael A. Bue
*President – Rochester*

Keith C. Pollnow
*President – Oshkosh*

James A. Rufledt
*President – Wausau*

Gerald A. Brossart
*Business Banking Manager – Rochester*

Mark D. Carpenter
*Business Banking Manager – La Crosse*

NOTICE OF ANNUAL MEETING

PROXY STATEMENT

FORM 10-K

FIRST FEDERAL CAPITAL CORP

# *FIRST FEDERAL CAPITAL CORP*

***A Federal Savings Bank Holding Company***

March 19, 2003

Dear Shareholder:

You are cordially invited to attend our 2003 annual meeting of shareholders, which will be held on Wednesday, April 23, 2003, at 10:30 a.m., local time, at the Radisson Hotel, 200 Harborview Plaza, La Crosse, Wisconsin.

The attached notice of annual meeting of shareholders and proxy statement describe the formal business to be conducted at the annual meeting. Our Form 10-K annual report for the fiscal year ended December 31, 2002 also is included in our 2002 annual report. Our directors and officers, as well as representatives of Ernst & Young LLP, our independent auditors, will be present at the annual meeting to respond to any questions that our shareholders may have.

It is very important that you be represented at the annual meeting regardless of the number of shares you own or whether you are able to attend the annual meeting in person. We urge you to vote by phone or over the Internet (if your shares are held in an account at a brokerage firm or bank participating in the ADP Investor Communication Services program), or mark, sign and date your proxy card today and return it in the envelope provided, even if you plan to attend the annual meeting. This will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

Your continued support of and interest in us are appreciated.

Jack C. Rusch
*President and Chief Executive Officer*

FIRST FEDERAL CAPITAL CORP

# FIRST FEDERAL CAPITAL CORP

605 State Street
La Crosse, Wisconsin 54602
(608) 784-8000

---

## NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS

To Be Held on April 23, 2003

---

NOTICE IS HEREBY GIVEN that the 2003 annual meeting of shareholders of First Federal Capital Corp will be held on Wednesday, April 23, 2003, at 10:30 a.m., local time, at the Radisson Hotel, 200 Harborview Plaza, La Crosse, Wisconsin, for the following purposes, all of which are described more completely in the accompanying proxy statement:

(1) To elect three directors, each for three-year terms and in each case until their successors are elected and qualified; and

(2) To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof. Our board of directors is not aware of any other such business.

The board of directors has fixed March 7, 2003 as the voting record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and at any adjournments or postponements thereof. Only shareholders of record as of the close of business on that date will be entitled to vote at the annual meeting or at any adjournments or postponements thereof. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the annual meeting, the annual meeting may be adjourned in order to permit further solicitation of proxies by us.

By Order of the Board of Directors

Bradford R. Price

La Crosse, Wisconsin
March 19, 2003

Bradford R. Price
*Executive Vice President and Secretary*

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO PROMPTLY VOTE BY PHONE OR OVER THE INTERNET (IF YOUR SHARES ARE HELD IN AN ACCOUNT AT A BROKERAGE FIRM OR BANK THAT PARTICIPATES IN THE ADP INVESTOR COMMUNICATION SERVICES PROGRAM), OR COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY FORM IN THE ENVELOPE PROVIDED. PLEASE SEE "ELECTRONIC VOTING ALTERNATIVES" IN THE PROXY STATEMENT FOR ADDITIONAL DETAILS. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. YOU MAY REVOKE ANY PROXY GIVEN AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

FIRST FEDERAL CAPITAL CORP

# FIRST FEDERAL CAPITAL CORP

# PROXY STATEMENT

## 2003 ANNUAL MEETING OF SHAREHOLDERS
**To Be Held on April 23, 2003**

We are furnishing this proxy statement to our shareholders in connection with the solicitation of proxies on behalf of our board of directors to be used at the 2003 annual meeting of shareholders to be held at the Radisson Hotel, 200 Harborview Plaza, La Crosse, Wisconsin, on Wednesday, April 23, 2003, at 10:30 a.m., local time, and at any adjournments or postponements thereof for the purposes set forth in the notice of annual meeting of shareholders.

Our 2002 annual report to shareholders includes our Form 10-K annual report, including our consolidated financial statements for the fiscal year ended December 31, 2002 (which we sometimes refer to as "fiscal 2002") accompanies this proxy statement and appointment form of proxy, and are first being mailed to you on or about March 19, 2003. Generally, when we use the terms "we," "us," "our" or "ours," we mean First Federal Capital Corp (the "Company") and its wholly owned subsidiary, First Federal Capital Bank (the "Bank"). (The Bank was formerly known as First Federal Savings Bank La Crosse-Madison until its name was changed effective March 1, 2003.) If there is, in our opinion, an important distinction between the two entities, we will refer to the "Company" or the "Bank," as appropriate.

### Record Date and Outstanding Shares

Only our shareholders of record at the close of business on March 7, 2003 will be entitled to vote at the annual meeting. On that date, there were 19,702,712 shares of our common stock outstanding and no other class of equity securities outstanding. Each share of common stock is entitled to one vote at the annual meeting on all matters properly presented at the meeting. When we use the terms "you," "your" or "yours," we mean our shareholders of record on March 7, 2003.

### Quorum

The presence, in person or by proxy, of the holders of at least a majority of the total number of shares of common stock entitled to vote is necessary to constitute a quorum at the annual meeting.

### Abstentions and Broker Non-Votes

Abstentions (*i.e.*, shares for which authority is withheld to vote for a matter) are included in the determination of shares present and voting for purposes of whether a quorum exists. For the election of directors, abstentions will have no effect on the outcome of the vote because directors are elected by a plurality of the votes cast. For all other matters to be voted on at the annual meeting, abstentions will be included in the number of shares voting on a matter, and consequently, an abstention will have the same practical effect as a vote *against* such matter.

Proxies relating to "street name" shares (*i.e.*, shares held of record by brokers or other third-party nominees) that are voted by brokers or other third-party nominees on certain matters will be treated as shares present and voting for purposes of determining the presence or absence of a quorum. "Broker non-votes" (*i.e.*, proxies submitted by brokers or third-party nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the brokers or third-party nominees do not have discretionary power to vote under the rules of the New York Stock Exchange) will be considered present for the purpose of establishing a quorum, but will not be treated as shares entitled to vote on such matters.

All matters to be considered at the annual meeting are considered "discretionary" proposals for which brokers and third-party nominees may vote proxies notwithstanding the fact that they have not received voting instructions from the beneficial owners of shares; consequently, shares held by brokers or third-party nominees will be counted if and as voted by such brokers and third-party nominees.

### Voting: Election of Directors

The proxy being provided by our board of directors enables you to vote for the election of the nominees proposed by the board, or to withhold authority to vote for the nominees being proposed. Our articles of incorporation, as amended, do not provide for cumulative voting by shareholders for the election of the Company's directors. Under the Wisconsin Business Corporation Law, directors are elected by a plurality of the votes cast with a quorum present, meaning that the three nominees receiving the most votes will be elected directors.

### Solicitation and Revocation

You are requested to vote electronically (see "—Electronic Voting Alternatives") or by completing the enclosed proxy and returning it signed and dated in the enclosed postage-paid envelope. The proxy solicited hereby, if properly executed and not revoked prior to its use, will be voted according to your instructions. If you do not provide instructions, a properly executed proxy will be voted:

- FOR the election of the nominees for director named in this proxy statement; and
- In accordance with the best judgment of the persons appointed as proxies upon the transaction of such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Returning your completed proxy form or voting your proxy electronically will not prevent you from voting in person at the annual meeting should you be present and wish to do so.

You have the power to revoke your proxy any time before it is exercised by (i) filing with our Secretary written notice thereof (Bradford R. Price, Executive Vice President and Secretary, First Federal Capital Corp, 605 State Street, La Crosse, Wisconsin 54602); (ii) submitting a duly-executed proxy bearing a later date or overriding a previously submitted electronic proxy by submitting a subsequent electronic proxy; or (iii) appearing at the annual meeting and giving our Secretary notice of your intention to vote in person. If your shares are not registered in your own name, you will need additional documentation from the record holder to vote personally at the annual meeting. Proxies solicited hereby may be exercised only at the annual meeting and any adjournment or postponement thereof and will not be used for any other meeting.

We will bear the cost of solicitation of proxies on behalf of our board of directors. We have not retained a professional proxy solicitation firm to assist in the solicitation of proxies. Proxies may be solicited by personal interview or by telephone, in addition to the use of the mails by our directors, officers and regular employees, without additional compensation therefor. We have made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy solicitation materials for shares of common stock held of record by the beneficial owners of such shares. We will reimburse such brokerage firms, banks, nominees and other fiduciaries for their reasonable out-of-pocket expenses.

In the event there are not sufficient votes for a quorum or to approve or ratify any proposal at the time of the annual meeting, the annual meeting may be adjourned or postponed in order to permit the further solicitation of proxies. Proxies solicited hereby will be returned to the board of directors, and will be tabulated by inspectors of election designated by the board who will not be our directors or employees or directors or employees of any of our affiliates.

### Electronic Voting Alternatives

You are able to vote your shares by telephone or over the Internet (if your shares are held in an account at a brokerage firm or bank participating in the ADP Investor Communication Services Program). Submitting your proxy electronically will not affect your right to vote in person if you decide to attend the annual meeting.

*Shares Registered in Your Name*

If your shares are registered directly with Wells Fargo Shareowner Services, you may vote your proxy telephonically by calling Wells Fargo Shareowner Services at (800) 240-6326. Votes submitted by telephone must be received by 11:00 a.m., Central Time, on Tuesday, April 22, 2003.

*Shares Registered in the Name of a Brokerage Firm or Bank*

Numerous brokerage firms and banks are participating in a program provided through ADP Investor Communication Services that offers electronic voting alternatives. This program is different from the program offered by Wells Fargo Shareowner Services for electronic voting of shares registered in the name of the shareholder. If your shares are held in an account at a brokerage firm or bank participating in the ADP program, you may vote those shares telephonically by calling the telephone number referenced on your voting form or over the Internet by going to the website referenced on your voting form. Votes electronically submitted through the ADP program must be received by the time indicated on the materials enclosed regarding electronic voting through the ADP program.

## MATTER TO BE VOTED ON AT THE ANNUAL MEETING:

## ELECTION OF DIRECTORS

Pursuant to our articles of incorporation, our board of directors is divided into three classes, and the members of each class are elected for a term of three years and until their successors are elected and qualified. One class of directors is elected annually. A resolution of the board, adopted pursuant to our bylaws has established the number of directors at ten, including one vacant seat due to the death of Mr. Don P. Rundle in February 2002 that the board intends to fill. Ms. Marjorie A. Davenport will be retiring from service as one of our directors effective as of the 2003 annual meeting. The board has nominated Mr. David W. Kruger for election at the annual meeting to fill the seat being vacated by Ms. Davenport.

The merger agreement pursuant to which American Community Bankshares, Inc. merged with and into us in October 2001 provided that Mr. Edwin J. Zagzebski of American Community Bankshares would become a director as soon as practicable after the effective date of the merger. Mr. Zagzebski was appointed to the board effective November 1, 2001 and was nominated by the board for election as a director at the 2002 annual meeting pursuant to such agreement. With the exception of the foregoing, no person is serving as a director or is being nominated as a director for election pursuant to any agreement or understanding between any person and us. There are no family relationships among any of our directors and/or executive officers.

If any person named as nominee should be unable or unwilling to stand for election at the time of the annual meeting, the proxies will nominate and vote for any replacement nominee or nominees recommended by the board of directors. At this time, the board knows of no reason why any of the nominees listed below may not be able to serve as a director if elected.

The following tables present information concerning the nominees for director and each director whose term continues, including his or her tenure as a director of the Company and/or the Bank and its predecessor institutions.

| Name | Age | Position with Us and Principal Occupation | Director Since |
|---|---|---|---|
| | | *Nominees for Director for Three-Year Terms Expiring in 2006* | |
| David W. Kruger | 50 | Chairman and Chief Executive Officer of The Fiore Companies, an investment company with a diversified portfolio, including real estate assets, operating businesses and marketable securities, located in Madison, Wisconsin | N/A |
| Richard T. Lommen | 58 | Director; Vice Chairman of the Board since April 2002; President of Courtesy Corporation, a McDonald's licensee, located in La Crosse, Wisconsin. | 1978 |
| Phillip J. Quillin | 66 | Director; President of Quillin's Inc., which owns and operates supermarkets in the La Crosse, Wisconsin area. | 1984 |
| | | **Information With Respect To Continuing Directors** | |
| | | *Directors Whose Terms Expire in 2004* | |
| Patrick J. Luby | 72 | Director; Retired; Until February 1992, Vice President and Economist for Oscar Mayer Foods Corp., a food processing and manufacturing firm that is an indirect subsidiary of Philip Morris Cos., Inc., located in Madison, Wisconsin. | 1979 |
| Jack C. Rusch | 56 | Director; Chief Executive Officer of the Company and the Bank since January 2001; President and Chief Operating Officer of the Company and the Bank since August 2000; Treasurer and Chief Financial Officer of the Company and the Bank from March 1992 until January 2001; Executive Vice President of the Company and the Bank (Finance and Administration Division Manager) from March 1992 until August 2000; Senior Vice President, Treasurer and Chief Financial Officer of the Company and the Bank from June 1989 until March 1992; Senior Vice President of First Federal Savings Bank of La Crosse from 1986 until June 1989 and prior thereto Vice President-Finance of First Federal Savings Bank of La Crosse. | 2000 |

| Name | Age | Position with Us and Principal Occupation | Director Since |
|---|---|---|---|
| | | *Directors Whose Terms Expire in 2005* | |
| John F. Leinfelder | 71 | Director; President of Joseph J. Leinfelder and Sons, Inc., a steel fabricating business, located in La Crosse, Wisconsin. | 1978 |
| David C. Mebane | 69 | Director; Vice Chairman of the Board and director of MGE Energy, Inc., a publicly traded utility holding company, located in Madison, Wisconsin; from February 2000 to February 2002, Chairman, and from January 1994 to February 2000, Chairman, President, Chief Executive and Chief Operating Officer of Madison Gas and Electric Co. (now wholly owned by MGE Energy, Inc.), located in Madison, Wisconsin. | 1985 |
| Thomas W. Schini | 67 | Director; Chairman of the Board since April 1993; Chief Executive Officer of the Company and the Bank from June 1989 to December 2000; President of the Company and the Bank from June 1989 to July 2000; President and Chief Executive Officer of First Federal Savings Bank of La Crosse from September 1983 to June 1989. | 1983 |
| Edwin J. Zagzebski | 67 | Director; Chairman of the Wisconsin Housing and Economic Development Authority since 1995; Chairman of the Board of American Community Bankshares from 1995 to October 2001. | 1995 |

**The affirmative vote of a plurality of the votes cast at the annual meeting is required for the election of directors. Unless otherwise specified, the shares of common stock represented by the proxies solicited hereby will be voted FOR the election of the above-described nominees. Our board of directors recommends that you vote FOR the election of the above-described nominees for director.**

**Shareholder Nominations**

Section 4.14 of our bylaws governs nominations for election to the board of directors and requires all such nominations, other than those made by the board, to be made at a meeting of shareholders called for the election of directors, and only by a shareholder who has complied with the notice provisions outlined in our bylaws. Shareholder nominations must be made pursuant to timely notice in writing to our Secretary. To be timely, a shareholder's notice must be delivered to, or mailed and received at, our principal executive offices not later than (i) with respect to an election to be held at an annual meeting of shareholders, 60 days prior to the anniversary date of the mailing of proxy materials in connection with the immediately preceding annual meeting, and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. We did not receive any director nominations from shareholders in connection with the annual meeting.

Each written notice of a shareholder nomination shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of our common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (the "SEC"); and (e) the consent of each nominee to serve as a director of the Company if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

## THE BOARD OF DIRECTORS AND ITS COMMITTEES

Regular meetings of our board of directors are held on a quarterly basis. Our board held a total of four regular meetings and no special meeting during fiscal 2002. No incumbent director attended fewer than 75% of the total number of meetings of the board and the total number of committee meetings on which such director served during fiscal 2002. In addition to the directors listed under "Election of Directors" (except Mr. Kruger), Mr. Dale A. Nordeen served on the board during 2002 until his retirement effective as of the 2002 annual meeting and Mr. Rundle served on the board during 2002 until he passed away on February 10, 2002.

The audit committee of the board of directors reviews our records and affairs to determine our financial condition, reviews with management and our independent auditors the systems of internal control, and monitors our adherence in accounting and financial reporting to generally accepted accounting principles. In fiscal 2002, the members of the audit committee, which met two times during the year, were Messrs. Leinfelder (Chairman), Nordeen (until his retirement), Quillin and Zagzebski.

The stock option committee of the board of directors reviews and approves the granting of options and restricted stock under our stock incentive plans and administers such plans. In fiscal 2002, the stock option committee consisted of Messrs. Luby (Chairman), Lommen, Rundle (until he passed away) and Ms. Davenport until she retired from the Bank board in March 2002, when she was replaced on the committee by Mr. Quillin. The stock option committee met eight times during fiscal 2002.

Our entire board of directors acted as a nominating committee for the selection of nominees for director to stand for election at the annual meeting. The board met once during fiscal 2002 to consider director nominees for the 2002 annual meeting. In January 2003, the board, acting as the nominating committee, considered nominations for directors to be elected at the 2003 annual meeting. Our bylaws allow for shareholder nominations of directors and require such nominations to be made in accordance with specific procedures. See "Election of Directors—Shareholder Nominations."

## EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

The following table sets forth certain information with respect to our executive officers who are not directors.

| Name | Age | Principal Occupation |
|---|---|---|
| Bradford R. Price | 49 | Executive Vice President and Secretary of the Company and the Bank (Corporate Administration and Operations Group Manager) since March 2001; Executive Vice President and Secretary of the Company and the Bank (Residential Lending Division Manager) from March 1992 until March 2001; Senior Vice President and Secretary of the Company and the Bank from June 1989 until March 1992; Senior Vice President and Secretary of First Federal Savings Bank of La Crosse from 1986 until June 1989 and prior thereto Secretary and Vice President-Lending of First Federal Savings Bank of La Crosse. |
| Robert P. Abell | 54 | Senior Vice President of the Bank (Commercial Real Estate Lending Division Manager) since March 1992; Vice President of the Bank from June 1989 until March 1992; Vice President-Commercial Real Estate Lending of First Federal Savings Bank of La Crosse from December 1987 until June 1989. |
| Michael W. Dosland | 43 | Senior Vice President, Treasurer and Chief Financial Officer of the Company and the Bank (Finance and Treasury Division Manager) since February 2001; Vice President and Controller of the Company and the Bank from March 1992 until February 2001; Controller of the Company and the Bank since June 1989 and prior thereto, Controller of First Federal Savings Bank of La Crosse from 1987 until June 1989. |
| Milne J. Duncan | 54 | Senior Vice President of the Bank (Human Resources Division Manager) since March 1992; Vice President of the Bank from June 1989 until March 1992; Vice President of First Federal Savings Bank of La Crosse from 1986 until June 1989. |

## BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of shares of our common stock as of March 7, 2003 (except as otherwise noted below) by (i) each shareholder known to us to beneficially own more than 5% of the shares of our outstanding common stock, as disclosed in certain reports regarding such ownership filed with the SEC in accordance with Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, (ii) each of our directors and director nominees, (iii) each of our executive officers appearing in the summary compensation table below, and (iv) all of our directors and executive officers as a group.

| Name | Shares of Common Stock Beneficially Owned[1] Number | Percent of Class |
|---|---|---|
| Gail K. Cleary and related persons and entities[2] | 1,253,175 | 6.4% |
| c/o Cleary Management Corporation<br>301 Sky Harbour Drive<br>La Crosse, Wisconsin 54603 | | |
| Directors: | | |
| Marjorie A. Davenport[3] | 29,389 | * |
| John F. Leinfelder[3] | 122,267 | * |
| Richard T. Lommen[3] | 276,700 | 1.4 |
| Patrick J. Luby[3] | 129,356 | * |
| David C. Mebane[3] | 49,383 | * |
| Phillip J. Quillin[3] | 157,438 | * |
| Jack C. Rusch[3], [4], [6] | 463,836 | 2.3 |
| Thomas W. Schini[3], [6] | 695,919 | 3.5 |
| Edwin J. Zagzebski[3] | 49,028 | * |
| Executive officers who are not Directors: | | |
| Bradford R. Price[3], [4], [6] | 398,297 | 2.0 |
| Joseph M. Konradt[3], [4], [6] | 168,857 | * |
| Robert P. Abell[3], [4], [6] | 85,777 | * |
| Michael W. Dosland[3], [4], [5], [6] | 90,398 | * |
| All directors and executive officers as a group (15 persons)[3], [4], [5], [6] | 2,800,790 | 13.8% |

---

* *Represents less than 1% of the total number of shares of common stock outstanding.*

(1) For purposes of this table, pursuant to rules promulgated under the Securities Exchange Act, an individual is considered to beneficially own shares of common stock if he or she, directly or indirectly, has or shares (1) voting power, which includes the power to vote or to direct the voting of the shares; or (2) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, includes shares of common stock held directly by the individual as well as by members of such individual's immediate family who share the same household, shares held in trust and other indirect forms of ownership over which shares the individual effectively exercises sole or shared voting and/or investment power. Fractional shares of common stock held by certain executive officers under the First Federal Capital Corp Employee Stock Ownership Plan (the "ESOP") and the First Federal Capital Bank Savings Investment Plan (the "401(k) Plan") have been rounded to the nearest whole share.

*(Footnotes Continued on Following Page)*

(2) According to the information provided to us by Gail K. Cleary and related persons and entities, Gail K. Cleary possesses sole or shared voting and dispositive power individually or by trust with respect to the indicated shares. Beneficial ownership of the shares of common stock is as follows: Gail K. Cleary (IRA) – 82,498 shares; the Gail K. Cleary Trust – 697,939 shares; the Russell G. Cleary Marital Trust – 200,000 shares; the Cleary-Kumm Foundation, Inc., a charitable foundation – 219,938 shares; and the Roy E. Kumm Family Trust – 52,800 shares.

(3) Includes shares of common stock that the named individuals and certain executive officers have the right to acquire within 60 days of the voting record date pursuant to the exercise of stock options as follows: Ms. Davenport – 22,200; Mr. Leinfelder – 35,200; Mr. Lommen – 8,800; Mr. Luby – 17,600; Mr. Mebane – 8,800; Mr. Quillin – 26,396; Mr. Rusch – 116,200; Mr. Schini – 56,472; Mr. Zagzebski – 8,800; Mr. Price – 70,934; Mr. Konradt – 64,000, Mr. Abell – 34,200; and Mr. Dosland – 56,472. Does not include options for shares of common stock that do not vest within 60 days of the voting record date that have been awarded to executive officers and directors under our stock option plans.

Does not include shares of common stock that the named individuals will have the right to acquire within 60 days of the voting record date pursuant to the options received under the First Federal Capital Corp 2002 Directors' Stock Option Plan assuming the nominees for director are elected or reelected by the shareholders at the annual meeting (due to immediate vesting of all non-discretionary options granted to the directors upon election or reelection): Mr. Kruger – 8,800; Mr. Lommen – 8,800; Mr. Quillin – 8,800.

(4) Includes shares of common stock awarded under our stock incentive plans, which are subject to vesting requirements. Recipients of restricted stock awards may direct voting prior to vesting.

(5) Includes shares of common stock allocated to the accounts of executive officers pursuant to the 401(k) Plan, for which such individuals possess shared investment power and shared voting power over the shares of common stock allocated to their own account, of which 15,609 shares are allocated to accounts of the executive officers named in the summary compensation table.

(6) Includes shares of common stock allocated to certain executive officers under the ESOP, for which such individuals possess shared voting power, of which approximately 128,856 shares were allocated to executive officers named in the summary compensation table as follows: Mr. Rusch – 25,248; Mr. Schini – 41,970; Mr. Price – 24,754; Mr. Konradt – 18,638; Mr. Abell – 18,246; and Mr. Dosland – 14,611.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of the shares of our common stock outstanding, to file reports of ownership and changes in ownership with the SEC and the NASD by certain dates. Officers, directors and greater than ten percent shareholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. Based upon review of the information provided to us, we believe that during fiscal 2002, our officers, directors and greater than ten percent shareholders complied with all Section 16(a) filing requirements.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

During fiscal 2002, the Company did not pay separate compensation to our executive officers. The following table summarizes the total compensation paid by the Bank to our Chief Executive Officer and our next four highest paid executive officers whose compensation, based on salary and bonus, exceeded $100,000 during fiscal years 2002, 2001 and 2000.

### Summary Compensation Table

| | | Annual Compensation[1] | | Long-Term Compensation Awards | | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Year | Salary[2] | Bonus[3] | Value of Restricted Stock Awards[4][5] | Number of Shares Subject to Options[6] | All Other Compensation[7] |
| Jack C. Rusch | 2002 | $344,167 | $205,850 | $283,200 | -- | $12,640 |
| President and | 2001 | 306,250 | 142,750 | 138,424 | 67,500 | 10,859 |
| Chief Executive Officer | 2000 | 219,392 | 112,244 | 165,000 | 60,000 | 10,451 |
| Bradford R. Price | 2002 | $234,000 | $114,569 | $166,144 | -- | $10,439 |
| Executive Vice President | 2001 | 215,083 | 81,785 | 138,424 | 39,600 | 9,589 |
| | 2000 | 198,439 | 80,444 | -- | 20,000 | 9,576 |
| Joseph M. Konradt | 2002 | $225,292 | $114,069 | $166,144 | -- | $10,087 |
| Executive Vice President | 2001 | 204,110 | 78,204 | 127,776 | 37,800 | 9,129 |
| | 2000 | 185,628 | 72,400 | -- | 15,000 | 9,111 |
| Robert P. Abell | 2002 | $151,333 | $ 59,350 | $ 90,264 | -- | $10,727 |
| Senior Vice President | 2001 | 141,500 | 39,484 | 87,846 | 21,600 | 9,355 |
| | 2000 | 133,288 | 38,921 | -- | -- | 9,337 |
| Michael W. Dosland | 2002 | $139,583 | $ 54,713 | $ 83,072 | -- | $ 9,604 |
| Senior Vice President, Chief | 2001 | 125,104 | 35,050 | -- | 19,800 | 8,462 |
| Financial Officer and Finance and Treasury Division Manager | 2000 | 89,637 | 20,684 | -- | -- | 5,439 |

---

*(Footnotes Continued on Following Page)*

(1) Perquisites provided to the named executive officers by us did not exceed the lesser of $50,000 or 10% of each named executive officer's total annual salary and bonus during the fiscal years indicated, and accordingly, are not included.

(2) Includes compensation earned and deferred by the named executive officers pursuant to the 401(k) Plan.

(3) Our executive officers receive cash bonus compensation under the First Federal Capital Bank Annual Incentive Bonus Plan (the "Annual Bonus Plan"), which is based upon the Bank's performance. See "Compensation Committee Report." For fiscal 2002, 2001 and 2000, all bonus compensation paid to the named executive officers was made pursuant to the Annual Bonus Plan.

(4) Amounts shown in this column represent the value of shares of common stock awarded to the named executive officers based upon the closing market price of our common stock on the date of grant. The amounts indicated for fiscal 2002, 2001 and 2000 represent:

- The aggregate value of restricted stock award pursuant to the 2001-2003 long-term incentive plan in April 2002: (i) Mr. Rusch – 15,000 shares; (ii) Mr. Price – 8,800 shares; (iii) Mr. Konradt – 8,800 shares; (iv) Mr. Abell – 4,800 shares; and (v) Mr. Dosland – 4,400 shares. Restricted stock grants vest 50% on each of January 1, 2003 and 2004.

- The aggregate value of restricted stock awarded pursuant to the 2001-2003 long-term incentive plan in April 2001: (i) Mr. Rusch - 10,400 shares; (ii) Mr. Price - 10,400 shares; (iii) Mr. Konradt - 9,600 shares; (iv) Mr. Abell - 6,600 shares; and (v) Mr. Dosland – 6,600 shares. Restricted stock grants vested 50% on each of January 1, 2002 and 2003.

- The aggregate value of 15,000 shares of restricted stock awarded to Mr. Rusch in connection with his appointment as President of the Company and the Bank in fiscal 2000 that is subject to the following vesting schedule: (i) 5,000 - 8/1/01; (ii) 5,000 – 8/1/02; and (iii) 5,000 – 8/1/03;

(5) At December 31, 2002, the aggregate value of restricted (unvested) stock holdings by Messrs. Rusch, Price, Konradt Abell and Dosland was $587,024, $370,752, $355,304, $220,134 and $84,964, respectively, based on a total of 30,400, 19,200 18,400, 11,400 and 4,400 shares awarded in fiscal 2002, 2001 and 2000, respectively, which were unvested on December 31, 2002, and the closing market price of our common stock on that date ($19.31 per share). Recipients of restricted stock awards are entitled to vote and receive payment of any dividends on unvested shares of common stock. For a further discussion of the Company's long-term incentive plans, see "Compensation Committee Report."

(6) Amounts shown in this column represent the total number of shares of common stock subject to options granted to the named executive officers under our long-term stock incentive plans during the fiscal years 2001 and 2000. No options were granted to the named individuals in fiscal 2002.

(7) Amounts shown in this column represent the Bank's contributions on behalf of the named executive officers under the 401(k) Plan, the ESOP, the Executive Life Bonus Plan ("Life Bonus Plan"), and disability insurance premiums paid by the Bank for fiscal 2002, 2001 and 2000. The amounts shown for each individual for fiscal 2002 are derived from the following figures: (i) Mr. Rusch - $6,000 - matching contribution under the 401(k) Plan, $3,000 - ESOP contribution, $1,838 - Life Bonus Plan payment, $1,400 - disability premium, and $402-split dollar insurance plan; (ii) Mr. Price - $5,500 matching contribution under the 401(k) Plan, $3,000 - ESOP contribution, $1,270 - Life Bonus Plan payment, and $669 - disability premium; (iii) Mr. Konradt - $5,500 - matching contribution under the 401(k) Plan, $3,000 - ESOP contribution, $1,100 - Life Bonus Plan payment, and $487 - disability premium; (iv) Mr. Abell - $6,000 - matching contribution under the 401(k) Plan, $3,000 - ESOP contribution, $956 - Life Bonus Plan payment, and $771 - disability premium; and (v) Mr. Dosland - $5,500 – matching contribution under the 401(k) Plan, $2,986 – ESOP contribution, $1,000 – Life Bonus Plan payment, and $118 – disability premium.

Stock Options

As of December 31, 2002, we had 1,348 officers and employees eligible to participate in our current stock option and incentive plans, which include the First Federal Capital Corp 1992 Stock Incentive Plan, the First Federal Capital Corp 1992 Stock Option and Incentive Plan (f/k/a the Rock Financial Corp. 1992 Stock Option and Incentive Plan), the First Federal Capital Corp 1997 Stock Option and Incentive Plan (collectively, the "Stock Option and Incentive Plans"). As of December 31, 2002, 2,517,904 shares of common stock had been granted under the Stock Option and Incentive Plans (either in the form of option grants or restricted stock awards) and a total of 614,068 shares of common stock were available for granting.

No options were granted to the executive officers named in the summary compensation table during fiscal 2002.

The following table sets forth certain information concerning the stock options granted under the Stock Option and Incentive Plans and the number of options still available for issuance under the Stock Option and Incentive Plans.

## Equity Compensation Plan Information

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders .......... | 901,288 | $13.84 | 614,068 |
| Equity compensation plans not approved by security holders .......... | 0 | 0 | 0 |
| Total .............................. | 901,288 | $13.84 | 614,068 |

The following table sets forth certain information concerning the value of unexercised stock options (at December 31, 2002) granted under the Stock Option and Incentive Plans to the executive officers named in the summary compensation table.

## Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

| | | | Number of Unexercised Options At Fiscal Year-End | | Value of Unexercised In-the-Money At Fiscal Year-End(1) | |
|---|---|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise | Value Realized | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Jack C. Rusch | -- | -- | 93,700 | 65,000 | $588,292 | $406,955 |
| Bradford R. Price | -- | -- | 57,735 | 33,066 | 504,307 | 568,841 |
| Joseph M. Konradt | -- | -- | 51,400 | 30,200 | 279,086 | 175,343 |
| Robert P. Abell | -- | -- | 27,000 | 14,400 | 127,710 | 75,978 |
| Michael W. Dosland | 1,000 | 4,155 | 25,600 | 13,200 | 128,444 | 69,647 |

(1) The value of unexercised in-the-money options is based upon the difference between the fair market value of the stock options ($19.31, which was the closing price on December 31, 2002) and the exercise price of the options at December 31, 2002.

### Pension Plan

The Bank maintains the First Federal Capital Bank Pension Plan (the "Pension Plan") for the benefit of our employees. The Pension Plan is a non-contributory defined benefit pension plan. All employees who are at least age 20 and who have completed twelve months of at least 1,000 hours of service with us are eligible to participate in the Pension Plan.

Benefits are generally payable under the Pension Plan upon retirement at age 65 based upon an average of an employee's five highest consecutive annual amounts of compensation during the last ten years of employment. Compensation is defined to include salary, bonuses, overtime, commissions, vacation and 401(k) and cafeteria (125) plan deferrals, and does not include expense reimbursement, non-cash or stock compensation. Benefits are calculated based on a formula that is coordinated with Social Security covered compensation. Such amounts are within 10% of the total compensation and bonus reported for the named individuals in the Summary Compensation Table above.

The maximum annual compensation which may be taken into account under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") (as adjusted from time to time by the Internal Revenue Service) for calculating contributions under qualified defined benefit plans is $200,000 for 2003 and the maximum annual benefit permitted under such plans is $160,000 for 2003. At December 31, 2002, Messrs. Rusch, Price, Konradt, Abell and Dosland had 19.7, 23.8, 22.6, 16.1 and 15.7 years of credited service, respectively, under the Pension Plan.

The Bank's board of directors also has authorized a supplemental non-qualified retirement plan ("Supplemental Plan") to provide certain additional retirement benefits to Messrs. Rusch, Price, Konradt and Abell. The Supplemental Plan provides that Messrs. Rusch, Price, Konradt and Abell will receive a supplemental pension benefit commencing on the first day of the calendar month following their termination date equal to the dollar amount of the retirement benefit that would have been paid under the Pension Plan, 401(k) Plan and ESOP without regard to the maximum annual benefit limitation of Section 415 of the Internal Revenue Code (which is $160,000 for 2003) and the maximum annual compensation limitation in Section 401(a)(17) of the Internal Revenue Code ($200,000 for 2003). The Supplemental Plan provides that the Bank will establish a supplemental defined contribution account which shall include the amount of contributions which were not allocated to their accounts under the 401(k) Plan and ESOP because of the limitations imposed by the Internal Revenue Code. In addition to the amounts payable in the table below, the additional projected benefits under the Supplemental Plan payable to Messrs. Rusch, Price, Konradt and Abell amounted to an annual benefit at age 65 of $161,883, $68,713, $64,454 and $4,941, respectively, with respect to the Pension Plan and a lump sum benefit of $44,176, $26,465, $20,571 and $1,587, respectively, with respect to the 401(k) Plan and the ESOP at December 31, 2002.

The following table sets forth the estimated annual benefits payable upon retirement at age 65 in fiscal 2002 to the named executive officers under the Pension Plan and Supplemental Plan, expressed in the form of a ten year "single life" annuity benefit, based on average annual compensation and years of service classifications specified. The table does not set forth the amount of minimum annual benefits accrued by certain Pension Plan participants under the benefit plan formula previously in effect before the Pension Plan was amended.

## Pension Plan Table

| Average Annual Compensation | Creditable Years of Service at Age 65 | | | | |
|---|---|---|---|---|---|
| | 10 | 15 | 20 | 25 | 30 |
| $ 20,000 | $ 2,500 | $ 3,800 | $ 5,000 | $ 6,300 | $ 6,300 |
| 40,000 | 5,000 | 7,600 | 10,100 | 12,600 | 12,600 |
| 60,000 | 8,700 | 13,100 | 17,500 | 21,800 | 21,800 |
| 80,000 | 12,400 | 18,700 | 24,900 | 31,100 | 31,100 |
| 100,000 | 16,100 | 24,200 | 32,300 | 40,300 | 40,300 |
| 125,000 | 20,800 | 31,100 | 41,500 | 51,900 | 51,900 |
| 150,000 | 25,400 | 38,100 | 50,800 | 63,500 | 63,500 |
| 200,000 | 34,600 | 52,000 | 69,300 | 86,600 | 86,600 |
| 250,000 | 43,900 | 65,800 | 87,800 | 109,700 | 109,700 |
| 300,000 | 53,100 | 79,700 | 106,300 | 132,800 | 132,800 |
| 350,000 | 62,400 | 93,600 | 124,800 | 156,000 | 156,000 |
| 400,000 | 71,600 | 107,500 | 143,300 | 179,100 | 179,100 |
| 450,000 | 80,900 | 121,300 | 161,800 | 202,200 | 202,200 |
| 500,000 | 90,100 | 135,200 | 180,300 | 225,300 | 225,300 |
| 550,000 | 99,400 | 149,100 | 198,800 | 248,500 | 248,500 |
| 600,000 | 108,600 | 163,000 | 217,300 | 271,600 | 271,600 |

Notes to Pension Plan Table:

(1) Based on W-2 compensation, which includes base salary and bonuses.

(2) Does not include the minimum plan benefit applicable to employees participating on January 1, 1987. The pension benefit is payable monthly for the employee's lifetime with the first 120 payments guaranteed.

(3) The Pension Plan benefits are subject to IRS limitations on includable compensation and maximum annual benefits. The amounts shown in the above table were calculated without the IRS limits applied. First Federal maintains a non-qualified Supplemental Retirement Plan for certain employees. The Supplemental Plan is an "excess" plan which replaces the benefits lost under the Pension Plan due to the IRS pay and benefit limits.

## Employment Agreements

In fiscal 2002, the Company and the Bank amended its employment agreements with Messrs. Rusch, Price, Konradt, Abell and Dosland (collectively, the "Employment Agreements"). Under the Employment Agreements in effect for fiscal 2002, the base salaries for Messrs. Rusch, Price, Konradt, Abell and Dosland were $350,000, $236,500, $236,500, $153,000 and $141,250, respectively. In addition to base salary, the Employment Agreements provide for payments from other incentive compensation plans, and provide for other benefits, including participation in any stock-based incentive programs of the Company and the Bank.

Messrs. Rusch, Price and Konradt's Employment Agreements with the Bank and the Company are for three years, while Messrs. Abell and Dosland's Employment Agreement are for two years. Each of the agreements may be extended on an annual basis for successive additional one-year periods upon the expiration of each year of the term upon review and approval by the boards of directors of the Company and the Bank.

Mr. Konradt ceased to be our employee as of February 4, 2003. On February 21, 2003, we entered into a resignation agreement with Mr. Konradt in order to provide for the payment of certain post-employment benefits. The resignation agreement supercedes and provides for the settlement of all obligations, contractual or otherwise, between Mr. Konradt and us. Under the resignation agreement, we will pay Mr. Konradt $350,569 per year (subject to reduction by mitigation upon acceptance of other employment by Mr. Konradt) for three years starting on February 5, 2003, as well as provide Mr. Konradt with certain insurance coverage, retirement plan benefits and other de minimus perquisites. Mr. Konradt's stock options that were vested as of February 4, 2003 will expire on August 4, 2003 if not exercised prior to that date.

Under the Employment Agreements, the Bank may, without further liability, terminate such employment for "cause," which includes, generally, conviction of a felony or any crime involving falsehood, fraud or moral turpitude, willful failure to perform his duties and responsibilities in accordance with written instructions approved by at least two-thirds of the board, a willful act of misconduct or violation of any law, regulation or cease and desist order which is injurious to the Bank, a willful breach of fiduciary duty involving personal profit and incompetence, personal dishonesty or material breach of the Employment Agreement by the executive. The Employment Agreements with the Company terminate on the effective date of termination of the Employment Agreements with the Bank. The Employment Agreements also provide for termination or suspension of rights granted if the executives are terminated, suspended or permanently removed for certain violations of federal laws, or if regulatory authorities were to determine that the Bank is operating in an unsafe financial condition. The Employment Agreements also contain covenant-not-to-compete provisions that prohibit the executives from competing with a significant competitor (as defined therein) of the Company or the Bank for a period of 18 months following a voluntary termination.

In the event of a termination due to death or retirement, the executive is entitled to receive only that compensation and those benefits in which he was vested as of the date of termination. In the event of termination due to disability, the executive is entitled to receipt of his base salary for the remainder of the term of the Employment Agreement, offset by the total of any disability payments received by the executive during such period under any employer disability, governmental social security, or worker's compensation program.

In the event of a termination for cause, the Company and the Bank's obligations under the Employment Agreements cease. In the event of termination of employment under certain circumstances, including termination without cause or other breach of the Employment Agreements by the Bank or the Company, the executive would be entitled to receive, for the remainder of the employment term (restored as of the date of termination), severance payments based on the highest rate of base salary within the three years preceding termination and the cash bonus paid in the most recently completed calendar year of employment. In addition, the executives shall be entitled to participate in all group health, dental and life insurance and certain other employee benefit plans, at no cost to the executives, for the remainder of the employment term, and to receive all other benefits in which the executive was vested as of the termination date. If the termination follows a "Change in Control," as defined in the Employment Agreements and described below, the executive may elect to receive the severance payment in a lump sum or over a period of three years from the date of Change in Control. Under the Employment Agreements with the Bank, the payments are limited, however, not to exceed such amounts that would be deemed to constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code, and by any amounts paid by a subsequent employer. In addition, the executives would receive additional benefits under the Pension Plan in an amount determined as if the executive were fully vested under the Pension Plan and had accumulated the additional years of credited service under the Pension Plan that he would have received had he continued employment with the Bank for the entire employment term at the highest annual rate of base salary in effect during the twelve months immediately preceding the termination date. Assuming that average annual compensation was at each executive's existing salary level for fiscal 2002 and utilizing the bonus amounts for fiscal 2002, severance pay in the event of a Change in Control would amount to $1,667,550, $1,053,207, $424,700 and $391,926 for Messrs. Rusch, Price, Abell and Dosland, respectively.

The Employment Agreements define a "Change in Control" to include a change in control under certain federal laws regardless of whether approval of the Change in Control is required under such laws and whether resulting from merger, consolidation, reorganization, acquisition of the Bank or its assets, or any other event. The following other circumstances involving a Change in Control of the Bank which, if they occur, also provide the executives with termination benefits under the Employment Agreements: (i) termination of an executive officer's employment other than for cause after a Change in Control; (ii) resignation by an executive officer following a significant change in the nature or scope of his authorities or duties; (iii) a reassignment to duties in a location more than 25 miles from the location of the executive officer's principal office immediately before such Change in Control; and (iv) a determination by an executive officer that, as a result of such Change in Control and subsequent changes in the circumstances of his employment, he is unable to exercise effectively his prior authority or responsibility.

If the severance benefits payable following a Change in Control would constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code, and the present value of such "parachute payments" equals or exceeds three times the executives' average annual compensation for the five calendar years preceding the year in which the Change in Control occurred, the severance benefits shall be reduced to an amount equal to the present value of 2.99 times the average annual compensation paid to the executive during the five years immediately preceding such Change in Control. The Employment Agreements with the Company provide that the Company will pay to the executives the entire amount of any unpaid severance that is not paid to them as a result of the Change in Control restrictions under their Employment Agreements with the Bank. In addition, under applicable law, a 20% excise tax would be triggered by change-in-control related payments that equal or exceed three times the executives' annual compensation over the five years preceding the Change in Control. The Employment Agreements with the Company provide that to the extent payments related to a Change in Control are subject to the excise tax, the Company will provide the executives with an additional amount sufficient to enable them to retain the full value of the Change in Control benefits as if the excise tax had not applied.

Life Insurance Policies

The Bank's policy is to maintain a split-dollar life insurance plan for its Chief Executive Officer. In 2001, the Bank purchased, and continues to maintain, a $350,000 split-dollar life insurance plan on the life of Jack Rusch, in accordance with the Bank's policy after he became CEO.

Annually, the participant recognizes taxable income to the extent of the assumed term cost of the coverage. At the earlier of the 15th anniversary of the policy or death of the participant, the Bank's share of the death benefit will be sufficient to recover all premium costs associated with the plan, with the participant's beneficiary receiving any excess of the death benefit amount. For 2002, the amount of income attributable for a split-dollar insurance plan was $402 for Mr. Rusch. This amount is included in the "All Other Compensation" column in the Summary Compensation Table above.

## Compensation of Directors

*Board Fees*

Prior to July 1, 2002, each member of the board of directors of the Company who was not a full-time employee was paid an annual retainer of $10,000 (or $5,000 for the first half of 2002); as of July 1, 2002, each member of the board who is not a full-time employee is paid an annual retainer of $8,000 (or $4,000 for the second half of 2002) plus $500 per meeting attended. In addition, prior to July 1, 2002, each non-employee director of the Company who also is a member of the board of the Bank is paid an annual retainer of $10,000 (or $5,000 for the first half of 2002); as of July 1, 2002, each non-employee director of the Company who is also a member of the board of the Bank is paid an annual retainer of $6,000 (or $3,000 for the second half of 2002) plus $500 per meeting attended. The Bank also contributes towards health insurance premiums on behalf of certain directors who previously have so elected, which are taxable to the directors. Participation in the Bank's health insurance plans is no longer offered to existing or new directors who have not previously elected to participate in such plans.

*Directors' Deferred Compensation Program*

We maintain plans under which members of the boards of directors may elect to defer receipt of all or a portion of their directors' fees. Under the plans, we are obligated to repay the deferred fees, in the manner elected by the participating director, together with interest at a stated rate. The repayments generally will commence upon the participating director's resignation from the board, although the participating director may elect to receive repayments at an earlier time. During fiscal 2002, no director deferred funds pursuant to these deferred compensation plans.

*Stock Option Plans*

The Company adopted the 1989 Directors' Stock Option Plan, the 1992 Directors' Stock Option Plan and the First Federal Capital Corp 2002 Directors' Stock Option Plan (collectively, the "Directors' Plans"), which provide for the grant of compensatory stock options to non-employee directors of the Company and the Bank. The 1992 Directors' Stock Option Plan expired on January 25, 2002. Pursuant to the Directors' Plans, each director of the Company or the Bank who is not also an employee of ours is granted a compensatory stock option to purchase 8,800 shares of common stock upon election or reelection to the boards of directors. The 2002 Directors' Option Plan also authorizes discretionary grants of options to purchase shares of common stock.

# COMPENSATION COMMITTEE REPORT

*The Compensation Committee Report will not be deemed incorporated by reference by any general statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate such information by reference, and will not otherwise be deemed filed under the Securities Act or the Securities Exchange Act.*

## Compensation Committee

The Bank's Personnel and Compensation Committee (the "Committee") is responsible for recommending to the board of directors of the Bank the levels of compensation and benefits (excluding stock option grants and restricted stock awards) for executive officers of the Bank. The Stock Option Committee of the Company reviews and approves the grant of options and restricted stock awards pursuant to the Company's stock incentive plans.

Under rules established by the SEC, the Company is required to provide certain data and information regarding the compensation and benefits provided to the Company's Chief Executive Officer ("CEO") and certain other executive officers of the Company. The rules require compensation disclosure in the form of tables and a report by the Compensation Committee of the Company that explains the rationale and considerations that led to fundamental decisions affecting such individuals. The Committee has prepared the following report, at the direction and approval of the board of directors of the Company, for inclusion in this proxy statement.

## Compensation Committee Interlocks and Insider Participation

For the fiscal year ended December 31, 2002, the Committee consisted of the same independent directors who are neither officers nor employees of the Company or the Bank ("Outside Directors") and who serve on the Company's Stock Option Committee (Directors Davenport (until she retired from the Bank board in March 2002), Lommen, Luby, Quillin (replacing Ms. Davenport in March 2002) and Rundle (until he passed away in February 2002)). Mr. Rundle served as Chairman of the Committee until his death and was succeeded as Chairman of the Committee by Mr. Lommen. Mr. Luby served as Chairman of the Company's Stock Option Committee. There are no interlocks, as defined under the rules and regulations of the SEC, between the Committee, the Company's Stock Option Committee and corporate affiliates of members of such committees.

## Executive Compensation Policies and Plans

The Committee uses the concept of total compensation in structuring a combination of base salary, incentive bonus, long-term compensation and perquisites for executive officers. It is the intent of the Committee to recommend a base salary for executive officers that is comparable to the median pay level of executives of similarly sized financial institutions based upon available competitive market data. The Committee uses outside consultants and published compensation survey data to review competitive rates of pay, to establish salary ranges and to recommend base salary and bonus pay levels. Based upon such review, for fiscal 2002, the average increase in base salary for the four highest paid executive officers (other than Mr. Rusch) was 8.4%. The Company's executives, in general, will receive a level of compensation (base salary plus cash incentive bonus) at or above the median annual compensation paid by financial competitors of the Company only when the Company meets or exceeds the median return on assets ("ROA") and return on equity ("ROE") levels of its peer group.

The Committee also recognizes that "compensation" (as that term is defined in Section 162(m) of the Internal Revenue Code) in excess of $1,000,000 per year to an executive officer is not deductible by the Company unless such compensation is performance-based compensation approved by the shareholders of the Company and thus, is not "compensation" for purposes of complying with the limit on deductibility. The Committee has been advised that no executive officer of the Company received compensation in fiscal 2002 that will result in the loss of a corporate federal income tax deduction under Section 162(m) of the Internal Revenue Code.

Both short-term and long-term incentive plans are used to reward executive officers for the Company's performance relative to identified peer groups. Short-term incentive compensation, paid in the form of annual cash bonuses, is determined pursuant to factors outlined in the Annual Bonus Plan. Long-term incentive compensation, paid in the form of restricted stock awards and stock option grants, is determined pursuant to factors outlined in the Company's long-term performance award plans. The board of directors of the Company reviews and approves of the terms of the Annual Bonus Plan on an annual basis and the terms of the long-term award plans every three years.

*Annual Bonus Plan*

The factors used in measuring the Company's performance under the Annual Bonus Plan are a weighted combination of ROA and ROE. In general, a payment pursuant to the terms of the Annual Bonus Plan is made only after the Company's financial performance equals or exceeds median peer group financial performance. The peer group includes a group of similarly sized publicly traded thrifts. The board of directors reviews the terms of the Annual Bonus Plan each year and establishes the threshold, target and maximum ROA and ROE levels, and percentage of incentive award to be based upon ROA and ROE, respectively, after evaluation of the Company's strategic business plan and other factors the board deems appropriate. Cash bonus payments are made to participants at the end of the fiscal year based upon the Company's projected performance levels relative to the peer group and, if necessary, additional payments are made at the beginning of the following fiscal year to reflect actual performance.

For fiscal 2002, ROA accounted for 25% and ROE accounted for 75% of the total cash incentive award opportunity. For fiscal 2002, participation in the Annual Bonus Plan was expanded to include Managers and Supervisors. Executive officers are eligible to earn incentive compensation based on the Company achieving threshold, target and maximum ROA and ROE performance at the 50th percentile, 65th percentile and 80th percentile, respectively, of the peer group. In general, if financial performance is below the threshold level, no incentive compensation will be earned. Individual award targets vary by executive group (CEO, Executive Vice Presidents, Senior Vice Presidents, Department Managers, Managers and Supervisors) and are established as a percentage of base salary. However, even if the Company's performance exceeds the target ratios of the peer group, the board of directors of the Company and the Bank can elect to reduce or cancel incentive payments if the Company's ROE does not equal or exceed a "risk-free rate of return" defined to be 110% of the average one-year treasury bill rate for the plan year. In addition, the performance measures may be adjusted in any fiscal year if the board approves management's strategic proposals or directs management to implement strategic proposals designed to enhance the long-term performance of the Company but which would materially impact payments under the Annual Bonus Plan.

For fiscal 2002, the Company is projected to achieve financial performance objectives that exceed the 65th percentile for ROA and the 80th percentile for ROE relative to the Annual Bonus Plan peer group. Based on the Company's projected financial performance, cash bonuses were paid to Annual Bonus Plan participants in fiscal 2002 representing part of the ROA and ROE components of their 2002 bonus award. The balance of the 2002 incentive cash bonus will be paid in fiscal 2003 when final peer data is available. In April 2002, the balance of cash bonus payments were made to participants in the Annual Bonus Plan representing the Company's performance for fiscal 2001, which was at the 82nd percentile for ROA (1.14%) and 97th percentile for ROE (17.19%). The aggregate pay-out to all participants under the Annual Bonus Plan in fiscal 2002 was $1,078,647, which represented aggregate bonus compensation of $984,340 attributable to performance in fiscal 2002 and $94,307 attributable to performance in fiscal 2001. The average bonus earned under the Annual Bonus Plan in fiscal 2002 by the four highest paid executive officers at year-end (other than Mr. Rusch) was 45.7% of their base salaries compared to 34.2% in fiscal 2001.

*Long-Term Award Plan: 2001-2003 Plan Period*

In fiscal 2001, the board of directors of the Company reviewed and approved the terms of the First Federal Capital Corp Long-Term Performance Award Plan (2001-2003) (the "Long-Term Award Plan") that provides for the grant of stock options and awards of restricted stock. The purpose of the Long-Term Award Plan is to strengthen the link between executive compensation and long-term organization performance. In determining appropriate stock option grants and stock awards, the Stock Option Committee considers the executives' contribution toward institutional performance and the executives' expected contribution toward meeting the organization's long-term strategic goals as well as industry practice. Any value received by the executive from an option grant and any increase in the value of a stock award is a function of any increase in the price of the Company's common stock. As a result, the value of the long-term compensation is directly aligned with increased stockholder value. The total of targeted or projected values of long-term awards at the date of the grant is set considering observed market practices for similar institutions in the financial industry.

Pursuant to the Long-Term Award Plan, the Company's financial performance is measured by comparing the Company's average ROE over a three-year performance period to the average ROE of all publicly traded thrifts (as defined by the SNL Securities database of publicly traded thrifts) over the same period. Executive officers are granted stock options and awarded restricted stock based upon the Company achieving threshold, target and maximum ROE performance at the 50th percentile, 75th percentile and 90th percentile, respectively, of all publicly traded thrifts. Individual award targets vary by executive group (CEO, Executive Vice Presidents and Senior Vice Presidents) and are established as a percentage of base salary. Department Managers, Managers and Supervisors also are eligible to participate and may be awarded stock options and restricted stock at the discretion of the Stock Option Committee.

Under the Long-Term Award Plan, stock options are granted at the beginning of the performance period, with no additional awards or award adjustment made during the performance cycle or at the end of the performance period. The options vest at the rate of 33% over a three-year period from the date of grant. The exercise price of the options is established at the fair market value of the Company's common stock on the date of grant. Restricted stock is awarded on an annual basis at the end of each "annual performance period" within the three-year plan period after the Company's annual ROE performance is assessed relative to the peer group annual ROE. The number of restricted shares granted annually will depend upon the Company's performance relative to the thrift peer group, with participants eligible to receive a number of shares depending upon the Company's performance relative to the threshold, target or maximum levels noted above. Restricted stock grants will vest 50% each year commencing on the first anniversary of the award date. The Stock Option Committee may elect to not award restricted stock in any year if the Company's average one-year ROE is below a "risk-free rate of return" defined to be 110% of the average three-year treasury bill over the performance period.

In fiscal 2002, pursuant to the Long-Term Award Plan (2001-2003), no options to acquire shares of Common Stock were granted to executive officers of the Company (including the CEO). 46,000 shares of restricted stock were granted in fiscal 2002 under the Long-Term Award Plan, based upon the Company's ROE for fiscal 2001 relative to the thrift peer group. Shares of restricted stock will be granted to executive officers in April 2003 under the 2001-2003 plan, based upon the Company's ROE for fiscal 2002 relative to the thrift peer group.

*Long-Term Award Plan: 1998 - 2000 Plan Period*

In fiscal 1998, pursuant to the Long-Term Performance Award Plan (1998-2000), options to acquire 204,000 shares of Common Stock (adjusted for the June 1998 2-for-1 stock split) were granted to executive officers of the Company (including the CEO and Chairman of the Board), and 68,000 shares of restricted stock (adjusted for the June 1998 2-for-1 stock split) were contingently awarded to such executive officers, subject to the Company achieving ROE during the 1998-2000 plan period that equals or exceeds the 75th percentile of the Company's publicly traded thrifts peer group.

For the 1998-2000 plan period, relative to the peer group of publicly traded thrifts, the Company achieved an average ROE percentile ranking of 94.33%, exceeding the 75th percentile. Therefore, in fiscal 2001, additional restricted stock awards for 68,000 shares of Common Stock were made to executive officers of the Company (other than the CEO) as final payment under the Company's long-term performance award plan for the 1998-2000 plan period. All restricted stock awards for the 1998-2000 plan period are subject to a two-year vesting period with 50% of the award vesting on January 1 of each year in 2002 and 2003.

Shares of restricted stock and stock options granted pursuant to the Company's Long-Term Award Plans are made from shares of the Company's common stock reserved for issuance under the First Federal Capital Corp. 1992 Stock Incentive Plan, the Rock Financial Corp. 1992 Stock Option and Incentive Plan (which was assumed by the Company in connection with our merger with Rock Financial Corp.) and the First Federal Capital Corp. 1997 Stock Option and Incentive Plan (collectively, the "Stock Option and Incentive Plans"). Under the Stock Option and Incentive Plans, the Stock Option Committee also may authorize discretionary awards irrespective of whether the performance criteria set forth in the Long-Term Award Plan are met and may authorize discretionary awards for such other incentive/reward purposes as it may deem advisable from time to time.

President and CEO Compensation

Mr. Rusch's cash compensation (salary and bonus) for fiscal 2002 consisted of competitively determined base salary as well as the payment of cash incentive bonus based upon the Company's fiscal 2002 financial performance. Mr. Rusch's base salary was increased from $306,250 for 2001 to $344,167 for 2002. The base salary adjustments reflected the Committee's recommendation to pay him a base salary that was representative of comparable financial institutions of similar asset size and performance.

During fiscal 2002 cash incentive bonus of $205,850 was paid to Mr. Rusch. This payment represented his fiscal 2002 bonus ($183,750) as well as the balance of his fiscal 2001 bonus ($22,100) under the Company's Annual Bonus Plan. As noted above, the 2001 cash bonus component of the payment reflected the Company's financial performance relative to its peer group which data was at the 82nd percentile for ROA (1.14%) and 97th percentile for ROE (17.19%). The Company is projected to achieve financial performance objectives for fiscal 2002 that exceed the 65th percentile for ROA and the 80th percentile for ROE relative to the Annual Bonus Plan peer group. Incentive cash compensation paid to Mr. Rusch in 2002 was 59.8% of base compensation compared to 46.6% of base compensation in 2001.

In fiscal 2002, Mr. Rusch also was awarded 15,000 shares of Common Stock under the Company's long-term performance award plan for the 2001-2003 plan period. As noted above, relative to a peer group of publicly traded thrift institutions, the Company achieved an average ROE percentile ranking of 97% for fiscal 2001, exceeding the maximum percentile performance. The award is subject to a two-year vesting period with 50% of the award vesting on January 1 of each year in 2003 and 2004.

During fiscal 2002, Mr. Rusch was not granted options to purchase shares of the Company's common stock pursuant to the Company's Long-Term Award Plan (2001-2003).

March 2003

COMPENSATION COMMITTEE

Richard T. Lommen
Patrick J. Luby
Phillip J. Quillin

# AUDIT COMMITTEE REPORT

*The Audit Committee Report will not be deemed incorporated by reference by any general statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate such information by reference, and will not otherwise be deemed filed under the Securities Act or the Securities Exchange Act.*

## Audit Committee Composition and Function

The members of the Audit Committee are appointed by the Chairman of the Board and are approved by the board of directors. At December 31, 2002, the Audit Committee was composed of three directors of the Company, Messrs. John F. Leinfelder (Chairman), Phillip J. Quillin and Edwin J. Zagzebski. Mr. Nordeen was a member of the Audit Committee until April 2002 when he retired from the board. The Nasdaq Stock Market, Inc. ("Nasdaq") listing standards applicable to us include qualitative and quantitative requirements regarding the independence and qualifications of Audit Committee members and the size of the Audit Committee. Each of the current members of the Audit Committee is "independent" as defined by Nasdaq listing standards, except Mr. Zagzebski. Mr. Zagzebski is not "independent" as defined by Nasdaq, because he was the Chairman of the Board of American Community Bankshares, which we acquired within the past three years. However, in accordance with Nasdaq rules, the board determined that it is in the best interest of the Company and our shareholders to appoint Mr. Zagzebski to the Audit Committee despite not meeting the Nasdaq criteria to be deemed "independent" due to his 30-plus years of career experience in finance and accounting.

The Audit Committee acts pursuant to a written charter adopted and approved by the board of directors on February 20, 2003. The Audit Committee is responsible for assisting the board in its oversight responsibilities regarding our auditing, accounting and financial reporting process. Consistent with this function, the Audit Committee encourages continuous improvement of, and adherence to, our policies, procedures and practices at all levels related to the financial control and reporting process. The Audit Committee's primary duties and responsibilities are outlined in the charter.

Our management team is responsible for our financial reporting process including our system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent auditors, Ernst & Young, are responsible for auditing our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The members of the Audit Committee are not employees of the Company or the Bank, and are not professionally engaged in the practice of auditing or accounting. Therefore, the Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of Ernst & Young included in their report on our financial statements. The Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and Ernst & Young do not assure that our financial statements are presented in accordance with generally accepted accounting principles, that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards or that Ernst & Young is in fact "independent."

### Audit Committee Actions in Fiscal 2003

In fiscal 2003, in connection with its oversight function, the Audit Committee met with Ernst & Young. Pursuant to Statement on Auditing Standards ("SAS") No. 90 (Audit Committee Communications), Ernst & Young discussed various matters relating to our financial results for fiscal 2002 and discussed matters required to be discussed by SAS No. 61 (Communication with Audit Committees). Ernst & Young also provided the Audit Committee with the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), disclosing any relationships between Ernst & Young and us and stating that in its professional judgment Ernst & Young believes that it is "independent" with respect to us within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

The Audit Committee also has reviewed written confirmations from management that there were no information technology consulting services relating to financial information systems design and implementation and internal audit services ("non-audit services") provided by Ernst & Young in fiscal 2002. The Audit Committee has considered whether the provision of such non-audit services by Ernst & Young to us is compatible with maintaining Ernst & Young's independence and has discussed with them their independence.

Each year the Audit Committee is responsible for providing the board of directors with a recommendation as to whether our annual financial statements should be included in our annual report on Form 10-K filed with the SEC. Based on the Audit Committee's discussions with our management and Ernst & Young concerning the fiscal 2002 audit, the financial statements and related review process and other matters deemed relevant and appropriate by the Audit Committee, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the charter, the Audit Committee met in February 2003 to issue this Audit Committee Report and recommended to the board that fiscal 2002 financial statements be included in the 2002 annual report on Form 10-K filed with the SEC.

February 2003

AUDIT COMMITTEE

John F. Leinfelder
Phillip J. Quillin
Edwin J. Zagzebski

## FEES BILLED TO US BY ERNST & YOUNG IN FISCAL 2002

The following is a summary of the fees billed to us by Ernst & Young for certain audit and non-audit services during fiscal 2002.

### Audit Fees

The aggregate fees billed by Ernst & Young for professional services rendered for the audit of our annual financial statements for fiscal 2002 and for the reviews of the financial statements included in our quarterly reports on Form 10-Q for fiscal 2002 were $130,200.

### Financial Information Systems Design and Implementation Fees

The aggregate fees billed by Ernst & Young for professional services rendered to us for the information technology services relating to financial information systems design and implementation for fiscal 2002 were $0.

### All Other Fees

The aggregate fees billed by Ernst & Young for services rendered to us, other than the services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees," for fiscal 2002 were $38,300.

## STOCK PERFORMANCE GRAPH

The following graph compares the yearly cumulative total return on our common stock over a five-year measurement period with (i) the yearly cumulative total return on the stocks included in the Nasdaq Stock Market Index (for United States companies), and (ii) the yearly cumulative total return on the stocks included in the Nasdaq Bank Stock Index. The cumulative returns set forth in each graph assume the reinvestment of dividends into additional shares of the same class of equity securities at the frequency with which dividends were paid on such securities during the applicable comparison period.

Comparison of Five-Year Cumulative Total Returns
First Federal Capital Corp


First Federal Capital Corp (+5.5%)
Nasdaq Bank Stocks (+3.7%)
Nasdaq Composite Index (-2.9%)
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
12/31/1997
4/30/1998
8/31/1998
12/31/1998
4/30/1999
8/31/1999
12/31/1999
4/28/2000
8/31/2000
12/29/2000
4/30/2001
8/31/2001
12/31/2001
4/30/2002
8/30/2002
12/31/2002

| | 12/31/97 | 12/31/98 | 12/31/99 | 12/29/00 | 12/31/01 | 12/31/02 |
|---|---|---|---|---|---|---|
| Company common stock .......... | $100.00 | $ 98.38 | $ 89.90 | $ 92.56 | $103.51 | $130.77 |
| Nasdaq Composite Index.......... | 100.00 | 140.19 | 260.93 | 158.70 | 125.70 | 86.41 |
| Nasdaq Bank Stocks................. | 100.00 | 89.74 | 84.53 | 99.50 | 112.11 | 119.83 |

Notes to the Stock Performance Graph:

1) The lines in the graph represent monthly index levels derived from compounded daily returns that include dividends.

2) The percentages shown in the legend represent five-year annual compounded total return assuming reinvestment of dividends.

3) The indexes are reweighted daily using the market capitalization on the previous trading day.

4) If the monthly interval, based on the fiscal year end, is not a trading day, the preceding day is used.

5) The index level for all series was set to $100 on December 31, 1997.

## INDEBTEDNESS OF MANAGEMENT AND CERTAIN TRANSACTIONS

Prior to the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, First Federal Savings Bank of La Crosse and First Federal Savings Bank of Madison, F.S.B. followed the policy of making loans to their directors, officers and employees at preferred interest rates and fees. In accordance with current federal law, all loans to officers and directors are now made on the same terms, including interest rates, loan fees, and collateral as those prevailing at the time for comparable transactions with the general public and do not involve more than the normal risk of repayment or present other unfavorable features. During 2002, no director or executive officer had loans outstanding at preferred interest rates from us that aggregated $60,000 or more.

We intend that all transactions in the future between us and our executive officers, directors, holders of 10% or more of the outstanding shares of common stock and affiliates thereof, will contain terms no less favorable to us than could have been obtained by us in arms' length negotiations with unaffiliated persons and will be approved by a majority of Outside Directors not having any interest in the transaction.

## SHAREHOLDER PROPOSALS FOR THE FISCAL 2004 ANNUAL MEETING

### Deadline for Submission of Shareholder Proposals for Inclusion in 2004 Proxy Materials

To be considered for inclusion in the proxy statement relating to the annual meeting to be held in April 2004, shareholder proposals must be received at our principal executive offices at 605 State Street, La Crosse, Wisconsin 54602, Attention: Bradford R. Price, Executive Vice President and Secretary, no later than November 20, 2003. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, it will be included in the proxy statement and set forth on the appointment form of proxy issued for the 2004 annual meeting. It is urged that any such proposals be sent certified mail, return receipt requested. Nothing in this section shall be deemed to require us to include in our proxy statement and proxy relating to the 2004 annual meeting any shareholder proposal which does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

### Advance Notice Requirement for Any Proposal or Nomination to be Raised by a Shareholder

Shareholder proposals that are not submitted for inclusion in our proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act may be brought before an annual meeting pursuant to Section 2.17 of our bylaws, which provides that business at an annual meeting of shareholders must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (b) otherwise properly brought before the meeting by or at the direction of the board, or (c) otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to our Secretary. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 days prior to the anniversary date of the mailing of our proxy materials for the immediately preceding annual meeting. A shareholder's notice must set forth as to each matter the shareholder proposes to bring before an annual meeting (a) a brief description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on our books, of the shareholder proposing such business, (c) the class and number of shares of common stock that are beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business.

**Discretionary Voting of 2004 Proxies**

Pursuant to Rule 14a-4(c) under the Securities Exchange Act and Section 2.17 of our bylaws, if a shareholder fails to notify us of such proposal by January 19, 2004, then the management proxies named in the form of proxy distributed in connection with our proxy statement may use their discretionary voting authority to address the proposal submitted by the shareholder, without discussion of the proposal in the proxy statement.

## OTHER MATTERS

Management is not aware of any business to come before the annual meeting other than the matters described above in this proxy statement. However, if any other matters should properly come before the annual meeting or any adjournments or postponements thereof, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

**By Order of the Board of Directors**

La Crosse, Wisconsin
March 19, 2003

Bradford R. Price
*Executive Vice President and Secretary*

SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2002**

Commission file number........................................................................................................0-18046

FIRST FEDERAL CAPITAL CORP
(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **Wisconsin**<br>(State or other jurisdiction of incorporation or organization) | **39-1651288**<br>(IRS employer identification no.) |
| **605 State Street**<br>**La Crosse, Wisconsin**<br>(Address of principal executive office) | **54601**<br>(Zip code) |

Registrant's telephone number, including area code: **(608) 784-8000**

Securities registered pursuant to Section 12(b) of the Act: **Not Applicable**

Securities registered pursuant to Section 12(g) of the Act:
**Common Stock, par value $.10 per share**
**Preferred Stock Purchase Rights**
(Title of Class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period as the Registrant has been subject to such requirements), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate value of the common stock of the Registrant that was held by non-affiliates as of most recently completed second fiscal quarter (June 30, 2002), was approximately $356.8 million. This amount was based on the closing price of $22.10 per share of the Registrant's common stock as of the same date.

Indicate by check mark if the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [X] No [ ]

The number of shares of common stock of the Registrant outstanding as of March 3, 2003, was 19,702,712 (net of 513,221 shares held as treasury stock).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2003 Annual Meeting of Stockholders are incorporated into Part III, Items 10 through 13 of this Form 10-K.

FIRST FEDERAL CAPITAL CORP

FORM 10-K TABLE OF CONTENTS


PART I — Page

Item 1--Business....2

Item 2--Properties....15

Item 3--Legal Proceedings....15

Item 4--Submission of Matters to a Vote of Security Holders....15

PART II

Item 5--Market for Registrant's Common Equity and Related Stockholder Matters....16

Item 6--Selected Financial Data....17

Item 7--Management's Discussion and Analysis of Financial Condition and Results of Operations....18

Item 7A--Quantitative and Qualitative Disclosures about Market Risk....37

Item 8--Financial Statements and Supplementary Data....40

Item 9--Changes in and Disagreements with Accountants on Accounting and Financial Disclosure....72

PART III

Item 10--Directors and Executive Officers of the Registrant....73

Item 11--Executive Compensation....73

Item 12--Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters....73

Item 13--Certain Relationships and Related Transactions....73

PART IV

Item 14--Controls and Procedures....73

Item 15--Exhibits, Financial Statement Schedules, and Reports on Form 8-K....73

SIGNATURES....76

CERTIFICATION....78

EXHIBITS....81

## Forward-Looking Statements

This report includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include words and phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "is estimated", "is projected", "intends to", or similar expressions. Forward-looking statements are based on management's current expectations. Examples of factors which could cause future results to differ from management's expectations include, but are not limited to, the following: general economic and competitive conditions; legislative and regulatory initiatives; monetary and fiscal policies of the federal government; general market rates of interest; interest rates on competing investments; interest rates on funding sources; consumer and business demand for deposit and loan products and services; consumer and business demand for other financial services; changes in accounting policies or guidelines; and changes in the quality or composition of the Corporation's loan and investment portfolios. Readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results may differ materially from management's current expectations.

Management of the Corporation does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

# PART I

## Item 1--Business

### First Federal Capital Corp

This section of the report contains general information about First Federal Capital Corp (the "Corporation"), its wholly-owned subsidiary First Federal Capital Bank (the "Bank"), and the Bank's wholly-owned subsidiaries (collectively "the reporting group"). Included in this section is information regarding the reporting group's markets and business environments, significant operating and accounting policies, practices, and procedures, as well as its competitive and regulatory environments. Information regarding the reporting group's current financial condition and results of operations is included in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk", and Part II, Item 8, "Financial Statements and Supplementary Data". This section should be read in conjunction with those sections.

The Corporation's principal office is located at 605 State Street, La Crosse, Wisconsin, 54601, and its telephone number is (608) 784-8000. The Corporation's web page is located at www.firstfed.com. The Corporation will make available on its website free of charge its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those Reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

### First Federal Capital Bank

The Bank was founded in 1934 and is a federally-chartered, federally-insured, savings bank headquartered in La Crosse, Wisconsin. Effective March 1, 2003, the Bank changed its name from "First Federal Savings Bank La Crosse-Madison" to "First Federal Capital Bank". The new name will appear on all legal documents and official communications beginning on that date. Signs, promotional messages, letterhead, and business cards will not change, but will continue to carry the "First Federal" name and logo. This change was made to more appropriately reflect the Bank's expansion into many new geographic markets in recent years, as well as its expansion into business banking in 2001.

The Bank's primary business is community banking, which includes attracting deposits from and making loans to the general public and private businesses, as well as governmental and non-profit entities. In addition to deposits, the Bank obtains funds through borrowings from the Federal Home Loan Bank of Chicago ("FHLB"), as well as through other sources such as securities sold under agreements to repurchase and purchases of federal funds. These funding sources are principally used to originate loans, including single-family residential loans, commercial real estate loans, business loans and lines of credit, consumer loans, and education loans. The Bank also purchases and/or participates in loans from third-party financial institutions and invests in mortgage-backed and related securities. The Bank is also an active seller of residential loans in the secondary market.

The Bank's primary market areas for conducting its activities consist of communities located in the southern two-thirds of Wisconsin, northern Illinois, and south-eastern Minnesota. The Bank maintains 89 banking offices in its market areas. Twenty of these offices are located in the Madison metropolitan area, six in the La Crosse metropolitan area, five in the city of Eau Claire, four in the Appleton and Wausau areas, three each in the Beloit, Hudson, Oshkosh, and Green Bay areas, and two each in the cities of Kenosha, Janesville, Neenah, and Racine, Wisconsin. The Bank also maintains one banking facility in fifteen other cities located throughout its market area in Wisconsin. The Bank also has six offices in the Rockford, Illinois, area and seven offices in Minnesota, including four in Rochester. Finally, the Bank has two separate residential loan production offices in Appleton, Wisconsin.

The Bank is subject to regulation and examination by the Office of Thrift Supervision ("OTS"), its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law.

The Bank's principal executive offices are located at 605 State Street, La Crosse, Wisconsin, 54601, and its telephone number is (608) 784-8000. The Bank's internet site is www.firstfed.com.

**Organizational Structure and Segment Reporting**

In 2001, the Corporation completed a reorganization along functional lines rather than product lines. The principal components of the Corporation's organization now consist of a Community Banking Group, which has primary responsibility for the sale and delivery of all the Corporation's products and services, and a Corporate Administration and Operations Group, which has primary responsibility for product support, data and technology management, and property management. The Corporation also has a Commercial Real Estate Lending Division, which is responsible for the origination and servicing of commercial real estate loans, a Finance and Treasury Division, and a Human Resources Division. Each group or division is led by an executive officer that reports directly to the president of the Corporation.

Despite its reorganization along functional rather than product lines, the Corporation continues to account for its operations along product lines. The Corporation tracks profitability in five major areas: (i) residential lending, (ii) commercial real estate lending, (iii) consumer lending, (iv) education lending, and (v) investment and mortgage-related securities. Residential lending is divided into two profit centers for segment reporting purposes: (i) a mortgage banking profit center that is responsible for loan origination, sales of loans in the secondary market, and servicing of residential loans, and (ii) a residential loan portfolio that consists of loans held by the Corporation for investment purposes (loans held for sale are included in the mortgage banking profit center). This profit center also includes mortgage-backed securities ("MBSs") that are collateralized by loans that were originated by the Corporation. Commercial real estate lending consists of the Corporation's portfolio of multi-family and non-residential mortgage loans, as well as functions related to the origination and servicing of such loans. Consumer lending consists of the Corporation's second mortgage, automobile, and other consumer installment loans, as well as functions related to the origination and servicing of such loans. The education loan portfolio consists of loans originated through programs sponsored by the federal government, as well as functions related to the origination and servicing of such loans. Finally, the Corporation's investment and mortgage-related securities portfolio is considered a profit center for segment reporting purposes. As previously noted, however, MBSs collateralized by loans originated by the Corporation are included in the residential loan profit center, rather than the investment and mortgage-related securities portfolio.

The Corporation's extensive branch network, which delivers checking, savings, certificates of deposit and other financial products and services to customers, is considered a support department for segment reporting purposes.

In October 2001, the Corporation completed the acquisition of American Community Bankshares, Inc. ("ACB"). In addition, in April 2002 the Corporation completed the acquisition of three bank offices in Rochester, Minnesota, from another financial institution. These purchases included the customer loans and deposits at those branches. In addition to offering products and services similar to the Corporation's existing product lines, these institutions also deliver commercial loan and deposit products and services to business customers. This represents a new line of business for the Corporation and a new reportable segment. The financial results of this new line of business have not been separately reported in 2002 due to continuing efforts to develop the departmental allocations of costs and revenues necessary to fairly present the operating results of this line of business.

For additional discussion regarding the Corporation's reportable segments, refer to Note 14 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data", as well as Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Lending Activities

*General* The principal categories of loans in the Corporation's portfolio are conventional real estate loans secured by single-family residences, commercial real estate loans secured by multi-family residential and non-residential real estate, consumer loans secured primarily by second mortgages on single-family residences and automobiles, government-guaranteed education loans, and commercial loans to businesses secured by varied collateral or consideration. Although the Corporation also originates single-family residential loans that are insured or partially guaranteed by federal and state agencies, the Corporation does not generally retain such loans in its residential loan portfolio. As of December 31, 2002, approximately 69% of the Corporation's total assets consisted of loans held for investment purposes.

***Residential Lending*** Single-family residential loans accounted for approximately 35% of the Corporation's gross loans as of December 31, 2002. Applications for single-family residential and construction loans are accepted by commission-based employees of the Corporation at a number of locations (most of which are located with deposit-taking offices) and by salaried employees at a few other deposit-taking offices that are able to handle such applications.

In general, the Corporation retains in its portfolio only single-family residential mortgage loans that provide for periodic adjustments of the interest rate ("adjustable-rate mortgage loans"). These loans generally have terms of up to 30 years and interest rates that adjust every one to two years in accordance with an index based on the yield on certain U.S. government securities. A portion of these loans may guarantee borrowers a fixed rate of interest for the first three to five years of the loan's term. Furthermore, most of these loans have annual interest rate change limits ranging from 1% to 2%, maximum lifetime interest rates ranging from 11% to 14%, and minimum lifetime floor rates of approximately 6% to 7%. It is the Corporation's practice from time-to-time to discount the interest rate it charges on its adjustable-rate mortgage loans during the first one to five years of the loan, which has the effect of reducing a borrower's payment during such years. In addition, most of the Corporation's owner-occupied adjustable-rate mortgage loan agreements permit borrowers to convert their adjustable-rate loans to fixed-rate loans under certain circumstances in exchange for a fee. Upon conversion, the Corporation generally sells such loans in the secondary market.

Adjustable-rate mortgage loans decrease the Corporation's exposure to risks associated with changes in interest rates, but involve other risks because as interest rates increase, borrowers' monthly payments increase, thus increasing the potential for default. This risk has not had any adverse effect on the Corporation to date, although no assurances can be made with respect to future periods.

The Corporation occasionally purchases adjustable-rate single-family residential loans from third-party financial institutions. In general, such loans are subject to the same underwriting standards as loans originated directly by the Corporation. However, such loans are usually secured by properties located outside of the Corporation's primary market areas. The seller generally retains servicing of the loans.

Although the Corporation generally retains only adjustable-rate mortgage loans in its portfolio, it continues to originate and service fixed-rate mortgage loans in order to provide a full range of products to its customers. In general, such loans are originated only under terms, conditions, and documentation standards that make such loans eligible for sale to the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA"), the FHLB, and other institutional investors. The Corporation generally sells these loans at the time they are originated, but continues to service these loans for its customers. In addition, the Corporation generally sells any adjustable-rate mortgage loans that convert to fixed-rate loans in accordance with options granted to such borrowers in the original loan documents, as previously described. Sales of mortgage loans provide additional funds for lending and other business purposes.

Sales or securitizations of mortgage loans through FHLMC and FNMA have generally been under terms that do not provide for any recourse against the Corporation by the investor. In the case of sales to the FHLB, however, the Corporation retains the credit risk on the underlying loans in exchange for a credit enhancement fee. Furthermore, the Corporation on occasion has also retained the credit risk on certain securitizations of its own loans into MBSs through FHLMC or FNMA.

The Corporation's general policy is to lend up to 80% of the independently appraised value of the property securing a first mortgage loan (referred to as the "loan-to-value ratio"). The Corporation will occasionally lend in excess of an 80% loan-to-value ratio on a first mortgage loan, but will generally require the borrower to obtain private mortgage insurance on the portion of the loan that exceeds 80%. The Corporation receives commission revenue from the independent insurance providers that sell such policies to the Corporation's loan customers. Beginning in 2001, premium revenue on the sale of such policies is also received through a wholly-owned, second-tier subsidiary of the Bank. This revenue is received in exchange for the subsidiary's reinsurance of a portion of the mortgage impairment risk. Refer to "Subsidiaries", below, for additional discussion.

In 2001, the Corporation began to offer loan programs to qualifying borrowers with good credit standing which will enable them to obtain a second mortgage loan from the Corporation in conjunction with their first mortgage loan. Under these programs, the combined principal balance of the loans will not exceed 100% of the property's value and the Corporation will waive the requirement for private mortgage insurance.

The Corporation also originates loans to individuals to construct single-family residences. Such loans accounted for approximately 3% of the Corporation's gross loans as of December 31, 2002. Construction loans may be made without commitments to purchase the property being constructed and the borrower may not have take-out commitments for permanent financing on hand at the time of origination. Construction loans generally have a maturity of 6 to 12 months and a fixed rate of interest, with payments being made monthly on an interest-only basis. Construction loans are otherwise underwritten and approved in the same manner as other single-family residential loans. Construction loans, however, are generally considered to involve a higher degree of risk than conventional residential mortgage loans. This is because the risk of loss is largely dependent on the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost of construction, and the borrower's ability to advance additional construction funds, if necessary. This risk has not had any adverse effect on the Corporation to date, although no assurances can be made with respect to future periods.

In addition to servicing the loans in its own portfolio, the Corporation continues to service most of the loans that it sells to third-party investors (commonly referred to as "loans serviced for others"). Servicing mortgage loans, whether for its own portfolio or for others, includes such functions as collecting monthly principal and interest payments from borrowers, maintaining escrow accounts for real estate taxes and insurance, and making such payments on behalf of borrowers when they are due. When necessary, servicing of mortgage loans also includes functions related to the collection of delinquent principal and interest payments, loan foreclosure proceedings, and disposition of foreclosed real estate.

When the Corporation services loans for others, it is compensated for these services through the retention of a servicing fee from borrowers' monthly payments. The Corporation pays the third-party investors an agreed-upon yield on the loans, which is generally less than the interest agreed to be paid by the borrowers. The difference, typically 25 basis points or more, is retained by the Corporation and recognized as servicing fee income over the lives of the loans, net of amortization of capitalized mortgage servicing rights. The Corporation also receives fees and interest income from ancillary sources such as delinquency charges and float on escrow and other funds. The

Corporation also purchases mortgage servicing rights from third parties for which it retains an agreed-upon fee from borrowers' monthly payments, as previously described. The Corporation performs substantially the same services for these loans as it does on its own originations.

Management believes that servicing mortgage loans for third parties provides a natural hedge against other risks inherent in the Corporation's mortgage banking operations. That is, fluctuations in volumes of mortgage loan originations and resulting gains on sales of such loans caused by changes in market interest rates will generally be offset in part by an opposite change in loan servicing fee income. These fluctuations are usually the result of actual loan prepayment activity that is different from that which was anticipated when the related servicing rights were originally recorded. However, fluctuations in the value of mortgage servicing rights may also be caused by mark-to-market adjustments under generally accepted accounting principles ("GAAP"). That is, the value of servicing rights may fluctuate because of changes in the discount rates or future prepayment assumptions used to periodically value servicing rights. Although management believes that most of the Corporation's loans that prepay are replaced by a new loan to the same customer or even a different customer (thus preserving the future servicing cash flow), GAAP requires mark-to-market losses resulting from a change in future prepayment assumptions to be recorded in the period in which the change occurs. However, the offsetting gain on the sale of the new loan, if any, cannot be recorded under GAAP until the customer actually prepays the old loan and the new loan is sold in the secondary market. Mortgage servicing rights are particularly susceptible to unfavorable mark-to-market adjustments during periods of declining interest rates during which prepayment activity typically accelerates to levels above that which had been anticipated when the servicing rights were originally recorded. For additional discussion, refer to Notes 1 and 4 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data", as well as Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

*Commercial Real Estate Lending* Multi-family residential loans and non-residential real estate loans (together "commercial real estate loans") accounted for approximately 24% of the Corporation's gross loans as of December 31, 2002. Applications for commercial real estate loans are accepted at the Corporation's offices in La Crosse, Madison, Appleton, Milwaukee, and Wausau, Wisconsin, and Rochester, Minnesota. Underwriting and approval of commercial real estate loans, originated by commissioned loan officers located in such offices, is performed at the Corporation's main office in La Crosse, as is the servicing of such loans on an on-going basis. Commercial real estate loans originated in conjunction with a business banking relationship are underwritten and approved by authorized personnel in the local market where business banking products and services are sold (currently La Crosse, Wausau, and Rochester). Such loans are subject to the general policies and procedures outlined in "Commercial Business Lending", below. It is the Corporation's general policy to restrict its commercial real estate lending to loans secured by properties located within a 300-mile radius of La Crosse, which includes all or a portion of the states of Wisconsin, Nebraska, Illinois, Iowa, and Minnesota.

The Corporation's emphasis in commercial real estate lending is on loans secured by collateral classified as Type A properties, which include multi-family residential properties, retail shopping establishments, office buildings, and multi-tenant industrial buildings. To a lesser extent, the Corporation also makes loans secured by collateral classified as Type B properties, examples of which include nursing homes, single-tenant industrial buildings, hotels and motels, and churches. The Corporation's current policy is to make only a limited amount of loans secured by collateral classified as Type C properties, examples of which include restaurants, recreation facilities, and other special purpose facilities.

Applications for commercial real estate loans are generally obtained from existing borrowers, direct contacts by loan officers, and referrals. In general, these loans have amortization periods ranging from 20 to 30 years, mature in ten years or less, and have interest rates which are fixed for one to five years--thereafter adjusting in accordance with a designated index that is generally subject to a floor and a ceiling. Loan-to-value ratios on the Corporation's commercial real estate loans may be as high as 80%. In addition, as part of the criteria for underwriting commercial real estate loans, the Corporation generally imposes on potential borrowers a "debt coverage ratio" (the ratio of net cash from operations before payment of debt service to debt service). This ratio varies depending on the nature of the collateral, but is always greater than 115%. It is also the Corporation's general policy to obtain personal guarantees on its commercial real estate loans and, when such guarantees cannot be obtained, to impose more stringent loan-to-value ratios, debt coverage ratios, and other underwriting requirements.

The Corporation occasionally purchases commercial real estate loans from third-party financial institutions. In general, such loans are subject to the same geographic restrictions and underwriting standards as loans originated directly by the Corporation. The Corporation, however, does not generally service such loans after their acquisition.

From time-to-time the Corporation originates loans to construct multi-family residential and non-residential real estate properties. Such loans accounted for approximately 2% of the Corporation's gross loans as of December 31, 2002. Construction loans are generally considered to involve a higher degree of risk than mortgage loans on completed properties. The Corporation's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost of construction, and the borrower's ability to advance additional construction funds if such should become necessary.

Commercial real estate lending is generally considered to involve a higher level of risk than single-family residential lending. This is due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on real estate developers and managers and on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost of the project. In addition, loans secured by properties located outside of the Corporation's immediate market area may involve a higher degree of risk. This is because the Corporation may not be as familiar with market conditions and other relevant factors as it would be in the case of loans secured by properties located within its market areas. The Corporation does not have a material concentration of commercial real estate loans outside of its immediate market area.

The Corporation has attempted to minimize the foregoing risks by adopting what management believes are conservative underwriting guidelines that impose more stringent loan-to-value ratios, debt coverage ratios, and other requirements on loans, which are believed to involve higher elements of risk. The Corporation also requires independent appraisals on all loans, requires personal guarantees where appropriate, limits the geographic area in which the Corporation will make construction loans, and limits the types of loans in its portfolio, as previously described.

***Consumer Lending*** The Corporation offers consumer loans in order to provide a full range of financial services to its customers. Such loans accounted for approximately 24% of the Corporation's gross loans as of December 31, 2002. Most of the Corporation's consumer loan portfolio consists of second mortgage loans and home equity lines of credit, but also includes automobile loans, recreational vehicle and mobile home loans, deposit account secured loans, and unsecured lines of credit or signature loans. The Corporation services all of its own consumer loans.

Applications for consumer loans are taken at most of the Corporation's banking offices, through its internet banking channel, and over the phone at the Corporation's headquarters in La Crosse. Applications for automobile loans are also accepted through relationships established with a limited number of qualifying automobile dealerships ("indirect automobile lending"). The majority of consumer loans are underwritten, approved, and serviced on an on-going basis at the Corporation's headquarters. In the case of indirect automobile lending, such loans are underwritten and approved by the office that has established the business banking relationship with the automobile dealership. As of December 31, 2002, indirect lending was only being conducted in Rochester, Minnesota.

Consumer loans generally have shorter terms and higher rates of interest than conventional mortgage loans, but typically involve more credit risk than such loans because of the nature of the collateral and, in some instances, the absence of collateral. In general, consumer loans are more dependent upon the borrower's continuing financial stability, are more likely to be affected by adverse personal circumstances, and are often secured by rapidly depreciating personal property such as automobiles. In addition, various laws, including bankruptcy and insolvency laws, may limit the amount that may be recovered from a borrower. However, such risks are mitigated to some extent in the case of second mortgage loans and home-equity lines of credit. These types of loans are secured by a second mortgage on the borrower's residence for which the total principal balance outstanding (including the first mortgage) does not generally exceed 100% of the property's value. Second mortgage loans are generally fixed-rate and may have terms of up to ten years.

The Corporation believes that the higher yields earned on consumer loans compensate for the increased risk associated with such loans and that consumer loans are important to the Corporation's efforts to increase the interest rate sensitivity and shorten the average maturity of its loan portfolio. Furthermore, the Corporation's net charge-offs on consumer loans as a percentage of gross loans have not been significant in recent years, despite the risks inherent in consumer lending.

In conjunction with its consumer lending activities, the Corporation offers customers credit life and disability insurance products underwritten and administered by an independent insurance provider. The Corporation receives commission revenue related to the sales of these products. In addition, a wholly-owned subsidiary of the Bank receives premium revenue in exchange for the portion of the insurance risk it has reinsured on these sales. Refer to "Subsidiaries", below, for additional discussion.

*Education Lending* The Corporation offers education loans through programs sponsored by the federal government. As such, the federal government guarantees most of the principal and interest on such loans. A third party services the loans for the Corporation after they are originated. Education loans accounted for approximately 9% of the Corporation's gross loans as of December 31, 2002.

*Commercial Business Lending* As of December 31, 2002, commercial business loans accounted for approximately 3% of the Corporation's gross loans. These loans may take the form of lines of credit, single payment loans, or term payment loans, and may be secured or unsecured depending on the creditworthiness of the borrower. The Corporation operates under a commercial business lending policy that establishes a number of tenets that guide management in making commercial lending decisions. Among these tenets are the purpose of the loan, the source of repayment, and an alternate source of repayment (generally in the form of collateral or outside guarantee). Applications for commercial business loans are accepted at the Corporation's offices in La Crosse and Wausau, Wisconsin, as well as Rochester, Minnesota. Lending relationships with total related borrowings of less than $1.0 million are underwritten and approved by authorized personnel in these local markets. Lending relationships between $1.0 million and $2.5 million are approved by an intermediate commercial loan committee. Lending relationships between $2.5 million and $5.0 million are approved by the Corporation's senior loan committee. Finally, lending relationships in excess of $5.0 million are approved by the Corporation's board of directors. It is the Corporation's general policy to restrict its commercial business lending to a market area defined as within a 150-mile radius of any office location where business banking products and services are sold.

Commercial business loans are generally made for business expansion or ongoing business needs. The purpose of commercial business loans can include the purchase of equipment or the provision of operating capital for the financing of accounts receivable and inventory. Commercial business loans are not generally made for the purpose of acquiring real estate. Rather, such loans are typically classified as "commercial real estate loans". However, real estate may occasionally be accepted as incidental collateral on a loan made for another business purpose. In general, such loans continue to be classified as "commercial business loans".

Commercial business loans generally have shorter terms and higher rates of interest than conventional mortgage loans but typically involve more credit risk than such loans because of the nature of the collateral and, in some instances, the absence of collateral. Credit risk is controlled and monitored through active asset quality management and the use of lending standards, thorough review of potential borrowers, and active asset quality administration. Active asset quality administration, including early problem loan identification and timely resolution of problems, further ensures appropriate management of credit risk and minimization of loan losses.

The Corporation occasionally participates in commercial business loans originated by third-party financial institutions. In general, such loans are subject to the same geographic restrictions and underwriting standards as loans originated by the Corporation. The Corporation, however, does not generally service such loans.

The Corporation believes that the higher yields earned on commercial business loans compensate for the increased risk associated with such loans and that commercial business loans are important to the Corporation's efforts to increase the interest rate sensitivity and shorten the average maturity of its loan portfolio.

*Non-Performing and Other Classified Assets* Loans are generally placed on non-accrual status and considered "non-performing" when, in the judgment of management, the probability of collection of principal or interest is deemed to be insufficient to warrant further accrual of interest. When a loan is placed on non-accrual and/or non-performing status, previously accrued but unpaid interest is deducted from interest income. In general, the Corporation does not record accrued interest on loans 90 or more days past due. Refer to Notes 1 and 3 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

When a loan is placed on non-accrual and/or non-performing status, the Corporation generally institutes foreclosure or other collection proceedings. Real estate property acquired by the Corporation as a result of foreclosure or deed-in-lieu of foreclosure is classified as "real estate" and is considered "non-performing" until it is sold. Other property acquired through adverse judgment, such as automobiles and other depreciable assets, are generally classified as an "other asset". The amount of foreclosed real estate and other repossessed property has not been material to the Corporation in recent years.

Federal regulations require thrift institutions to classify their assets on a regular basis. Accordingly, the Corporation has internal policies and procedures in place to evaluate risk ratings on all loans. In addition, in connection with examinations of thrift institutions, federal examiners have authority to classify problem assets as "Substandard", "Doubtful", or "Loss". An asset is classified as "Substandard" if it is determined to involve a distinct possibility that the Corporation could sustain some loss if deficiencies associated with the loan are not corrected. An asset is classified as "Doubtful" if full collection is highly questionable or improbable. An asset is classified as "Loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "Special Mention" designation, described as assets which do not currently expose the Corporation to a sufficient degree of risk to warrant adverse classification, but which possess credit deficiencies or potential weaknesses deserving management's close attention. If an asset or portion thereof is classified as "Loss", the Corporation must either establish a specific allowance for the portion of the asset classified as "Loss", or charge off such amount. Refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", for additional discussion.

*Allowances for Losses on Loans and Real Estate* The Corporation's policy is to establish allowances for estimated losses on specific loans and real estate when it determines that losses are probable. In addition, the Corporation maintains a general loss allowance against its loan and real estate portfolios that is based on its own loss experience, management's ongoing assessment of current economic conditions, the credit risk inherent in the portfolios, and the experience of the financial services industry. For additional information, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 3 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Management of the Corporation believes that the current allowances established by the Corporation are adequate to cover probable and estimable losses in the Corporation's loan and real estate portfolios. However, future adjustments to these allowances may be necessary and the Corporation's results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in making its determinations in this regard.

### Investment and Mortgage-Related Securities

The Corporation periodically invests in collateralized mortgage obligations ("CMOs") and MBSs (collectively "mortgage-backed and related securities"). As of December 31, 2002, such investments accounted for approximately 13% of the Corporation's total assets.

Management believes CMOs represent attractive investment alternatives relative to other investment vehicles, due to the variety of maturity and repayment options available through such investments and due to the limited credit risk associated with such securities. CMOs purchased by the Corporation represent a participation interest in a pool of single-family residential mortgage loans and are generally rated "AAA" by independent credit-rating agencies. In addition, such investments are secured by credit enhancements and/or subordinated tranches or are collateralized by U.S. government agency MBSs. The Corporation generally invests only in sequential-pay, planned amortization class ("PAC"), and targeted amortization class ("TAC") tranches that, at the time of their purchase, are not considered to be high-risk derivative securities, as defined in applicable regulations. The

Corporation does not invest in support-, companion-, or residual-type tranches. Furthermore, the Corporation does not invest in interest-only, principal-only, inverse-floating-rate CMO tranches, or similar complex securities.

The Corporation also invests in MBSs that are guaranteed by FHLMC, FNMA, or the Government National Mortgage Association ("GNMA"). In addition, the Corporation periodically securitizes or "swaps" mortgage loans in its own portfolio into FHLMC or FNMA MBSs and continues to hold such securities. MBSs enhance the quality of the Corporation's assets by virtue of the guarantees that back them, although the Corporation at times has relinquished such guarantee on loans it has swapped into MBSs (for additional discussion, refer to Note 2 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). In addition, MBSs are more liquid than individual mortgage loans and receive treatment that is more favorable when used to collateralize certain borrowings of the Corporation.

In addition to MBSs and CMOs, federally-chartered savings institutions such as the Bank have authority to invest in various other types of investment securities, including U.S. and state government obligations, securities of various federal agencies, certificates of deposit issued by insured banks and savings institutions, and federal funds. Subject to various restrictions, federally-chartered savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities, and mutual funds whose assets conform to the investments that a federally-chartered savings institution is authorized to make directly. In general, investments in these types of securities are limited to the four highest credit categories as established by the major independent credit-rating agencies. Excluding U.S. government and federal agency securities and mutual funds that invest exclusively in such securities, the Corporation does not invest in individual securities that exceed 10% of its stockholder's equity. As of December 31, 2002, the Corporation held no investment securities.

The Corporation classifies its mortgage-backed and related securities and its other investment securities as either available for sale or held for investment. For additional discussion, refer to Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Sources of Funds

*Deposit Liabilities* The Corporation's current deposit products include regular savings accounts, checking accounts, money market deposit accounts, individual retirement accounts, and certificates of deposit ranging in terms from three months to five years. Substantially all of the Corporation's deposits are obtained from individuals and businesses located in Wisconsin, northern Illinois, and south-eastern Minnesota. As of December 31, 2002, deposit liabilities accounted for approximately 78% of the Corporation's total liabilities and equity.

In addition to serving as the Corporation's primary source of funds, deposit liabilities (especially checking accounts) are a substantial source of non-interest income. This income is generally received in the form of overdraft fees, periodic service charges, automated teller machine ("ATM") and debit card fees, and other transaction charges. The Corporation's extensive branch network also creates opportunities for sales of non-deposit products such as tax-deferred annuities, mutual funds, and other investment products. In exchange for these sales, the Corporation receives commission revenue from the third-party providers of the financial products and/or services.

The principal methods used by the Corporation to attract deposit accounts include offering a variety of products and services, competitive interest rates, and convenient office locations and hours. Most of the Corporation's free-standing banking offices have drive-up facilities and 49 of the Corporation's banking facilities are located in supermarkets. The Corporation also owns over 114 ATM machines, most of which are located in the Corporation's primary markets. Depositors may also obtain a debit card from the Corporation, which allows them to purchase goods and services directly from merchants. The same debit card also provides access to the ATM network.

From time-to-time, the Corporation has also used certificates of deposit sold through third-party brokers ("brokered deposits") as an alternative to borrowings from the FHLB. FDIC regulations govern the acceptance of brokered deposits by insured depository institutions such as the Corporation. At December 31, 2002, the Corporation had $5.3 million in brokered deposits outstanding.

*Federal Home Loan Bank Advances* The Corporation obtains advances from the FHLB secured by certain of its home mortgage loans and mortgage-related securities, as well as stock in the FHLB, a minimum amount of which the Corporation is required to own. Such advances may be made pursuant to several different credit programs, each with its own interest rate and range of maturity dates. As of December 31, 2002, FHLB advances accounted for approximately 13% of the Corporation's total liabilities and equity.

*Securities Sold Under Agreements to Repurchase* The Corporation occasionally enters into sales of securities under agreements to repurchase (commonly referred to as "reverse-repurchase agreements"). In form, these transactions are an arrangement in which the sale of securities is accompanied by a simultaneous agreement to repurchase the identical securities (or substantially the same securities) at a future date. In substance, however, these arrangements are borrowings secured by high-quality, highly-liquid securities such as FNMA or FHLMC MBSs. Accordingly, these arrangements are accounted for as borrowings in the Corporation's financial statements.

Securities sold under repurchase agreements are physically delivered to the broker-dealers that arrange the transactions. The broker-dealers may sell, loan, or otherwise dispose of such securities to other parties in the normal course of their operations. The Corporation is exposed to risk in these types of transactions in that changes in market prices, economic losses, or other factors could prevent or delay the counter-parties in the transaction from returning the securities at the maturity of the agreement. The Corporation limits its exposure to such risk by utilizing standard industry agreements, limiting transactions to large, reputable broker-dealers, limiting the amount that can be borrowed from an individual broker-dealer, and limiting the duration of such agreements (typically one to six months). There were no securities sold under agreements to repurchase as of December 31, 2002.

*Federal Funds Purchased and Other Borrowings* The Corporation has lines of credit with three financial institutions. These lines, which amount to $60.0 million in the aggregate, permit the overnight purchase of federal funds. The Corporation also has a standard line of credit with one of these institutions in the amount of $35.0 million. As of December 31, 2002, there was $17.0 million outstanding under these lines of credit.

Subsidiaries

The Bank has a number of subsidiaries that engage in certain activities that management believes are more appropriately conducted by a subsidiary of the Bank. Following is a brief description of each subsidiary.

*First Cap Holdings, Inc.* The Bank formed a wholly-owned subsidiary in the State of Nevada in 1993. The subsidiary, First Cap Holdings, Inc. ("FCHI"), was formed to consolidate and improve the efficiency, management, safekeeping, and operations of the Bank's investment securities portfolio and certain other holdings. In addition, the formation of FCHI has resulted in a lower effective income tax rate for the Bank because the State of Nevada does not currently impose a corporate income tax. As of December 31, 2002, FCHI was managing $396 million in investments and mortgage-related securities and $306 million in purchased single-family residential loans for the Bank. FCHI's net income was $21.7 million, $26.4 million, and $27.7 million during the years ended December 31, 2002, 2001, and 2000, respectively. The Bank's net investment in FCHI as of December 31, 2002, was $788 million, which was eliminated in consolidation in accordance with GAAP.

*First Reinsurance, Inc.* The Bank formed a wholly-owned subsidiary in the State of Arizona in 1998. The subsidiary, First Reinsurance, Inc. ("FRI"), was formed to reinsure or "underwrite" credit life and disability insurance policies sold to the Bank's consumer loan customers. FRI assumes the first level of risk on these policies and a third-party insurer assumes the remaining risk. The third-party insurer is also responsible for performing most of the administrative functions of the subsidiary on a contract basis. FRI's net income was $153,000, $227,000, and $163,000 during the years ended December 31, 2002, 2001, and 2000, respectively. At December 31, 2002, the Bank's net investment in FRI was $1.3 million, which was eliminated in consolidation in accordance with GAAP.

*Turtle Creek Corporation* The Bank acquired Turtle Creek Corporation ("Turtle Creek") in 1995 as a result of its acquisition of another financial institution. Turtle Creek, a Wisconsin corporation, holds a 40% limited partnership interest in an apartment complex providing housing for low-to-moderate income and elderly persons. Turtle Creek's aggregate investment in this project was $51,000 at December 31, 2002. Turtle Creek had net losses of $23,000, $18,000, and $10,000 during the years ended December 31, 2002, 2001, and 2000, respectively. The

Bank's net investment in Turtle Creek as of December 31, 2002, was $70,000, which was eliminated in consolidation in accordance with GAAP.

*First Enterprises, Inc.* The Bank's wholly-owned subsidiary, First Enterprises, Inc. ("FEI"), was incorporated in 1971 in the State of Wisconsin. During the period from the late-1970s to the mid-1980s, FEI was primarily involved in the acquisition and development of hotels. Except for the maintenance of its two remaining hotel investments, however, FEI is no longer involved in these types of activities. The principal asset of FEI is its investment in FFMR, described in the next paragraph. FEI had net income of $350,000, $113,000, and $30,000 during the years ended December 31, 2002, 2001, and 2000, respectively. At December 31, 2002, the Bank's net investment in FEI was $1.1 million, which was eliminated in consolidation in accordance with GAAP.

*FF Mortage Reinsurance, Inc.* In December 2000, FEI formed FF Mortgage Reinsurance, Inc. ("FFMR"), a Vermont corporation. FFMR was formed to reinsure or "underwrite" a portion of the mortgage impairment insurance policies purchased by the Bank's loan customers (refer to "Lending Activities--Residential Lending"). FFMR assumes a second level of risk on these policies, which is capped at a certain level. Third-party insurers assume the first level of risk, as well as any risk above the capped amount. A third-party management company is responsible for performing most of the administrative functions of the subsidiary on a contract basis. FFMR had net income of $315,000 during the year ended December 31, 2002, and $42,000 in the year ended December 31, 2001, its first year of operations. FEI's net investment in FFMR as of December 31, 2002, was $1.0 million, which was eliminated in consolidation in accordance with GAAP.

## Competition

The Corporation faces significant competition in attracting deposits through its branch network. Its most direct competition has historically come from commercial banks, credit unions, and other savings institutions located in its market area. In addition, the Corporation faces significant competition from mutual fund and insurance companies, as well as primary financial markets such as the stock and bond markets. The Corporation competes for deposits principally by offering customers a variety of deposit products, competitive prices, convenient branch locations and operating hours, and other services. The Corporation does not rely upon any individual group or entity for a material portion of its deposits.

The Corporation's competition for loans comes principally from mortgage banking companies, other savings institutions, commercial banks, finance and insurance companies, and credit unions. The Corporation competes for loan originations primarily through the interest rates and loan fees it charges, the efficiency and quality of services it provides borrowers, the variety of its products, and on referrals from real estate brokers, builders, and business customers.

## Regulation and Supervision

References in this section to applicable laws and regulations are brief summaries only. All such summaries are qualified in their entirety by the applicable laws and regulations, which you should consult to understand their details and operation.

*Regulation of the Corporation* The Corporation is a savings and loan holding company within the meaning of Section 10 of the Home Owners' Loan Act ("HOLA"). As such, the Corporation is registered with and subject to OTS examination and supervision as well as to certain OTS reporting requirements. The Corporation is also required to file certain reports and otherwise comply with the rules and regulations of the Securities and Exchange Commission ("SEC"). Furthermore, the Corporation is limited with respect to the transactions it can execute with its affiliates (including the Bank), and its ability to acquire control of another insured financial institution, as specified more fully in the applicable regulations. There generally are no restrictions as to activities of a unitary savings and loan holding company such as the Corporation as long as its sole insured subsidiary, the Bank, continues to meet certain regulatory requirements, which management believes it did as of December 31, 2002.

*Regulation of the Bank* The Bank, as a federally-chartered savings bank, is subject to federal regulation and oversight by the OTS extending to all aspects of its operations. The Bank also is subject to regulation and examination by the FDIC, which insures the deposits of the Bank to the maximum extent permitted by law, and to certain requirements established by the Federal Reserve Board. The laws and regulations governing the Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders of financial institutions or their holding companies.

The investment and lending authority of a federally-chartered savings bank is prescribed by federal laws and regulations. The Bank is also subject to regulatory provisions affecting a wide variety of matters including, but not limited to, branching, loans to one borrower, investment restrictions, activities of subsidiaries, loans to "insiders," and transactions with affiliates. Certain of the regulatory requirements applicable to the Bank are described in more detail in the following paragraphs.

**Insurance of Deposits** The Bank's savings deposits are insured by SAIF, which is administered by the FDIC, up to the maximum extent provided by law, currently $100,000 for each depositor. The Bank is subject to a risk-based insurance assessment system under which higher insurance assessment rates are charged to those thrift institutions that are deemed to pose greater risk to the deposit insurance fund. Under this system, insurance assessments range from 0% of deposits for the healthiest financial institutions to 0.27% of deposits for the weakest. This risk-based assessment schedule is identical to that for institutions insured by the Bank Insurance Fund ("BIF"), which is also administered by the FDIC. Under both funds, the insurance assessment paid by a particular institution will depend on the "supervisory rating" it receives from the FDIC ("A," "B," or "C") and on its regulatory capital level ("well capitalized," "adequately capitalized," or "undercapitalized"). Based upon its current supervisory rating and regulatory capital level, and assuming no change in the Bank's risk classification or in overall premium assessment levels, the Bank anticipates that its insurance assessment for 2003 will be zero, which is the same as the Bank's 2002 rate.

**Capital Standards** The Bank is subject to minimum regulatory capital requirements as specified by OTS regulations. As more fully described in such regulations, the Bank is subject to a leverage limit of at least 3% of total assets, a tangible capital limit of at least 1.5% of total assets and a risk-based capital limit of at least 8% of risk-weighted assets. As of December 31, 2002, the Bank exceeded all minimum regulatory capital requirements as specified by the OTS.

The Bank is also subject to minimum regulatory capital requirements as specified by FDIC regulations. As more fully described in such regulations, the Bank must meet the following capital standards to be classified as "adequately capitalized" under FDIC guidelines: (1) Tier 1 capital in an amount not less than 4% of adjusted total assets, (ii) Tier 1 capital in an amount not less than 4% of risk-weighted assets, and (iii) total capital in an amount not less than 8% of risk-weighted assets. As of December 31, 2002, the Bank exceeded all minimum regulatory capital requirements as specified by the FDIC. For additional discussion, refer to Note 12 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data."

**Classification of Assets** As previously described, the Bank's problem assets are subject to classification according to one of three categories: "Substandard", "Doubtful" and "Loss". An institution is required to develop its own program to classify its assets on a regular basis and to set aside appropriate loss reserves on the basis of such classification. The Bank believes that it is in compliance with the foregoing requirements.

**Qualified Thrift Lender Test** A savings association that does not meet the Qualified Thrift Lender Test ("QTL Test"), as set forth in the HOLA and OTS regulations, may lose access to FHLB advances and must either convert to a bank charter or comply with certain restrictions on its operations. Under the QTL Test, a savings association is required to maintain a certain percentage of its assets in qualifying investments, as defined by regulations. In general, qualifying investments consist of housing-related assets. At December 31, 2002, the Bank's assets invested in qualifying investments exceeded the percentage required to qualify the Bank under the QTL Test.

**Federal Home Loan Bank System** The Bank is a member of the FHLB System, which consists of 12 regional FHLBs, subject to supervision and regulation by the Federal Housing Finance Board. The FHLBs provide a central credit facility primarily for member financial institutions. The Bank, as a member of the FHLB of Chicago, is required to purchase and hold shares of capital stock in the FHLB of Chicago. The requirement is equal to the greater of 1% of the Bank's aggregate unpaid residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year or 5% of its outstanding advances from the FHLB of Chicago. At December 31, 2002, the Bank had a $55.6 million investment in the stock of the FHLB of Chicago and was in compliance with this requirement.

The Bank's investment in FHLB stock, its single-family mortgage loans, and certain other assets (consisting principally of CMOs and MBSs) are used to secure advances from the FHLB of Chicago. The interest rates charged on advances vary with the maturity of the advance and the FHLBs own cost of funds.

Federal Reserve System Regulation D, as promulgated by the Federal Reserve Board, requires savings institutions to maintain non-interest-earning reserves against certain transaction deposit accounts and other liabilities. At December 31, 2002, the Bank's minimum required reserve level was $49.6 million and it was in compliance with the regulation.

Dividend Restrictions The payment of dividends by the Bank is subject to various limitations set forth in federal regulations and as briefly described in Note 12 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data." The Bank has not paid any dividends in violation of these regulations.

Community Reinvestment Act Under the Community Reinvestment Act of 1977, as amended (the "CRA"), and as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank's latest CRA rating, received in 2002, was "Outstanding".

Taxation

*Federal Taxation* The Corporation is subject to those rules of federal income taxation generally applicable to corporations under the Internal Revenue Code of 1986, as amended (the "IRC"). The Corporation, the Bank, and the Bank's wholly-owned subsidiaries (excluding FRI) file consolidated federal income tax returns, which has the effect of eliminating or deferring the tax consequences of intercompany distributions, including dividends, in the computation of consolidated taxable income. The consolidated entity pays taxes at the federal statutory rate of 35% of its taxable income, as defined in the IRC. Refer to Notes 1 and 9 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item, 8, "Financial Statements and Supplemental Data," for additional discussion. As of December 31, 2002, the Corporation had no material disputes outstanding with Internal Revenue Service.

*State Taxation* The states of Wisconsin, Illinois and Minnesota impose a tax on their apportioned shares of the Corporation's taxable income at the rate of 7.9%, 7.3% and 9.8%, respectively (all state income taxes are deductible on the Corporation's federal income tax return). These states' definitions of taxable income are generally similar to the federal definition, except that interest from state and municipal obligations is taxable, no deduction is allowed for state income taxes (except for Illinois, which allows a deduction for taxes paid to other states), and, in Wisconsin and Minnesota, net operating losses may be carried forward but not back. Minnesota and Illinois require the filing of combined state income tax returns, whereas Wisconsin currently requires separate returns for each entity in the consolidated group.

FCHI is incorporated in the State of Nevada, which does not currently impose a corporate income tax. Although the earnings of FCHI are not currently subject to taxation in the State of Wisconsin, from time-to-time the government of the State of Wisconsin proposes legislation that would require consolidated income tax returns for entities headquartered in the state. To date, none of these legislative proposals have been passed into law. In addition, from time-to-time the Wisconsin Department of Revenue ("WDR") attempts to impose consolidated income tax reporting on banking entities in the state that have investment subsidiaries in Nevada similar to the Corporation, although the Corporation has never been the target of such efforts by the WDR.

If legislation referred to in the previous paragraph were to ever be passed into law, or were the WDR to be successful in imposing consolidated income tax reporting on banking entities within the state, such efforts could result in the earnings of FCHI being subject to taxation in the State of Wisconsin. If the Corporation had been required to file a consolidated state income tax return in Wisconsin for the year ended December 31, 2002, the Corporation's income tax expense would have been approximately $1.7 million higher than that which has been reported. This would have reduced diluted and basic earnings per share by approximately $0.08 per share. At this time, management of the Corporation is not aware of any legislative proposals that would result in the filing of a consolidated state income tax return in the State of Wisconsin. Furthermore, the Corporation is not aware of any successes on the part of the WDR in imposing combined reporting on any banking entities in the state. However, there can be no assurances that legislation will not be introduced and passed into law in the future or that the WDR will not be successful in imposing combined reporting on the banking industry in the state.

**Item 2--Properties**

As of December 31, 2002, the Corporation conducted its business from its corporate offices in La Crosse, Wisconsin, 86 other banking facilities located throughout Wisconsin, northern Illinois, and south-eastern Minnesota, and two separate loan production offices, also located in Wisconsin. At such date, the Corporation owned the building and/or land for 29 of its offices and leased the building and/or the land for its remaining 60 properties, including 49 located in supermarkets. The Corporation also owns or leases certain other properties to meet various business needs. For additional information, refer to Note 5 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

**Item 3--Legal Proceedings**

The information required herein is included in Note 11 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

**Item 4--Submission of Matters to a Vote of Security Holders**

No matters were submitted to security holders for vote during the fourth quarter of 2002.

PART II

## Item 5--Market for Registrant's Common Equity and Related Stockholder Matters

The Corporation's common stock is traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol FTFC. As of February 14, 2003, the Corporation had 19,707,112 common shares outstanding (net of 508,821 shares of treasury stock), 1,410 stockholders of record, 3,103 estimated beneficial stockholders, and 4,513 estimated total stockholders.

Dividend and stock price information required by this item, as well as information relating to the Corporation's stock repurchase plans, is included under the following sections of this report:

(1) "Liquidity and Capital Resources", included herein under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(2) "Note 12--Stockholder's Equity", included herein under Item 8, "Financial Statements and Supplementary Data--Audited Consolidated Financial Statements".

(3) "Quarterly Financial Information", included herein under Item 8, "Financial Statements and Supplementary Data--Supplementary Data".

## Item 6--Selected Financial Data

The information in the following table contains selected consolidated financial and other data. This information has been derived in part from the Audited Consolidated Financial Statements included herein under Item 8, "Financial Statements and Supplementary Data". Accordingly, the table should be read in conjunction with such consolidated statements.

*Dollars in thousands, except for per share amounts*

| Selected balance sheet data as of December 31 | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Total assets | $3,025,624 | $2,717,710 | $2,352,726 | $2,084,554 | $1,786,504 |
| Investment securities available for sale, at fair value | - | 35,462 | 817 | 873 | - |
| Mortgage-backed and related securities: | | | | | |
| Available for sale, at fair value | 366,075 | 305,980 | 331,237 | 252,165 | 204,109 |
| Held for investment, at cost | 30,030 | 134,010 | 77,299 | 103,932 | 102,500 |
| Loans held for investment, net | 2,100,642 | 1,851,316 | 1,772,477 | 1,538,595 | 1,177,526 |
| Allowance for loan losses | 11,658 | 9,962 | 8,028 | 7,624 | 7,624 |
| Mortgage servicing rights, net | 30,171 | 29,909 | 23,280 | 21,728 | 21,103 |
| Intangible assets | 43,818 | 24,946 | 11,490 | 12,463 | 13,485 |
| Deposit liabilities | 2,355,148 | 2,029,254 | 1,699,252 | 1,471,259 | 1,460,136 |
| FHLB advances and other borrowings | 417,613 | 467,447 | 490,846 | 469,580 | 189,778 |
| Stockholders' equity | 205,452 | 192,398 | 146,549 | 127,275 | 122,685 |
| **Selected operating data for year ended December 31** | **2002** | **2001** | **2000** | **1999** | **1998** |
| Interest income | $161,250 | $171,533 | $161,436 | $130,071 | $118,668 |
| Interest expense | 79,726 | 108,330 | 101,896 | 75,953 | 71,457 |
| Net interest income | 81,525 | 63,202 | 59,540 | 54,117 | 47,211 |
| Provision for loan losses | 3,468 | 1,763 | 1,009 | 387 | 293 |
| Net interest income after provision for loan losses | 78,057 | 61,438 | 58,531 | 53,730 | 46,918 |
| Gain (loss) from sale of investments and other assets | (166) | 63 | 1,386 | - | 343 |
| Other non-interest income | 63,801 | 49,464 | 34,247 | 35,178 | 31,017 |
| Total non-interest income | 63,635 | 49,527 | 35,633 | 35,178 | 31,360 |
| Non-interest expense | 87,378 | 67,119 | 58,250 | 54,299 | 47,597 |
| Income before income tax expense | 54,313 | 43,847 | 35,914 | 34,609 | 30,681 |
| Income tax expense | 19,398 | 15,398 | 12,770 | 12,167 | 11,257 |
| Net income | $34,916 | $28,448 | $23,144 | $22,441 | $19,424 |
| **Selected other data at or for the year ended December 31** | **2002** | **2001** | **2000** | **1999** | **1998** |
| Return on average assets | 1.23% | 1.14% | 1.04% | 1.19% | 1.19% |
| Return on average equity | 17.56 | 17.19 | 17.01 | 17.63 | 16.59 |
| Equity to assets at end of period | 6.79 | 7.08 | 6.23 | 6.11 | 6.87 |
| Tangible equity to tangible assets at end of period | 5.42 | 6.22 | 5.77 | 5.54 | 6.16 |
| Average interest rate spread | 2.64 | 2.12 | 2.34 | 2.58 | 2.51 |
| Average net interest margin | 3.08 | 2.70 | 2.83 | 3.05 | 3.07 |
| Ratio of allowance for loan losses to total loans held for investment at end of period | 0.55 | 0.54 | 0.45 | 0.50 | 0.65 |
| Ratio of non-performing assets to total assets at end of period | 0.30 | 0.31 | 0.19 | 0.10 | 0.13 |
| Ratio of non-interest income to total revenue (1) | 43.84 | 43.93 | 37.44 | 39.40 | 39.91 |
| Ratio of non-interest expense to average assets | 3.08 | 2.70 | 2.62 | 2.88 | 2.91 |
| Efficiency ratio during period (2) | 59.71 | 58.58 | 60.88 | 59.65 | 60.10 |
| Earnings per share: | | | | | |
| Diluted earnings per share | $1.73 | $1.51 | $1.25 | $1.17 | $0.98 |
| Basic earnings per share | 1.76 | 1.52 | 1.26 | 1.21 | 1.05 |
| Dividends paid per share | 0.51 | 0.47 | 0.42 | 0.34 | 0.27 |
| Stock price at end of period | 19.31 | 15.70 | 14.50 | 14.63 | 16.38 |
| Book value per share at end of period | 10.43 | 9.52 | 7.99 | 6.92 | 6.68 |
| Tangible book value per share at end of period | 8.20 | 8.29 | 7.36 | 6.24 | 5.95 |
| Banking facilities at end of period | 89 | 78 | 72 | 64 | 61 |
| Full-time equivalent employees at end of period | 1,213 | 1,033 | 897 | 831 | 808 |

*(1) Total revenue is defined as the sum of net interest income and non-interest income.*

*(2) Excludes amortization of intangible assets and gains on sales of investment securities and other assets.*

## Item 7--Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis in this section should be read in conjunction with Item 8, "Financial Statements and Supplementary Data", as well as Item 7A, "Quantitative and Qualitative Disclosures about Market Risk", and Part I, Item 1, "Business".

### Application of Critical Accounting Policies

*Critical Judgments and Estimates* The Corporation describes all of its significant accounting policies in Note 1, of the Corporation's Audited Consolidated Financial Statements, included herein under Item 8. Particular attention should be paid to two accounting areas that, in management's judgment, require significant judgments and/or estimates on the part of management because of the inherent uncertainties surrounding these areas and/or the subjective nature of the areas. These areas are itemized and referenced as follows.

Mortgage Servicing Rights For a detailed discussion of the judgments and estimates relating to the initial recording of and ongoing accounting for mortgage servicing rights, refer to the appropriate section in Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Item 8. Additional discussion is also available in the "Residential Lending" section of Part I, Item 1, "Business--Lending Activities". Finally, information on the impact mortgage servicing rights have had on the Corporation's financial condition and results of operations for the years ending December 31, 2002, 2001, and 2000, can be found, below, in the sections entitled "Financial Condition--Mortgage Servicing Rights" and "Results of Operations--Non-Interest Income--Mortgage Banking Revenue".

Allowance for Losses on Loans and Real Estate For a detailed discussion of the judgments and estimates relating to allowances for losses on loans and real estate, refer to the appropriate section in Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Item 8. Additional discussion is also available in the "Non-Performing and Other Classified Assets" section and the "Allowances for Losses on Loans and Real Estate" section of Part I, Item 1, "Business--Lending Activities". Finally, information on the impact loss allowances have had on the Corporation's financial condition and results of operations for the years ending December 31, 2002, 2001, and 2000, can be found, below, in the sections entitled "Financial Condition--Non-Performing Assets" and "Results of Operations--Provisions for Loan Losses".

*New Accounting Standards and Policies* During the three-year period ended December 31, 2002, the Corporation adopted no new accounting standards or policies that, in management's judgment, had a material impact on its financial condition or results of operations. However, three new accounting standards were adopted during the period that were significant to the financial services industry as a whole. These standards are itemized in the paragraphs that follow.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") The Corporation adopted SFAS 133 in January 2001. For further discussion, refer to "Loans Held for Sale, Derivative Instruments, and Hedging Activities" in Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Item 8.

Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") This new standard requires the purchase method of accounting for all mergers and acquisitions, except in very limited instances. The Corporation adopted SFAS 141 in January 2002. This adoption did not have a material impact on the Corporation because the acquisitions it completed in 2002 and 2001 would have been accounted for using the purchase method regardless of SFAS 141. Refer to Note 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Item 8.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") The Corporation adopted SFAS 142 in January 2002. For further discussion, refer to "Goodwill and Intangible Assets" in Note 1, as well as Note 6 of the Corporation's Audited Consolidated Financial Statements, included herein under Item 8.

**Results of Operations**

*Overview* The Corporation's earnings for the years ended December 31, 2002, 2001, and 2000, were $34.9 million, $28.4 million, and $23.1 million, respectively. These amounts represented returns on average assets of 1.23%, 1.14%, and 1.04%, respectively, and returns on average equity of 17.56%, 17.19%, and 17.01%, respectively. Diluted earnings per share during these periods were $1.73, $1.51, and $1.25, respectively.

The increase in net income from 2001 to 2002 was principally due to increases in net interest income, mortgage banking revenue, and community banking revenue. These developments were partially offset by increases in non-interest expense (particularly compensation and employee benefits), provision for loan losses, and income tax expense (the latter due to higher pre-tax earnings).

The increase in net income from 2000 to 2001 was principally due to increases in mortgage banking revenue, community banking revenue, and net interest income. These developments were partially offset by increases in non-interest expense (particularly compensation and employee benefits), provision for loan losses, and income tax expense (the latter due to higher pre-tax earnings).

The following paragraphs discuss the aforementioned changes in greater detail along with other changes in the components of net income during the years ended December 31, 2002, 2001, and 2000.

*Net Interest Income* Net interest income increased by $18.3 million or almost 30% and $3.7 million or 6.2% during the years ended December 31, 2002 and 2001, respectively. The improvement in both of these periods was partly volume related as the Corporation's average interest-earning assets grew by $301 million or 12.8% in 2002 and by $241 million or 11.5% in 2001. The principal source of this growth occurred in the Corporation's consumer, commercial real estate, and commercial business loan portfolios, as well as overnight investments. Asset growth in both periods was principally funded by increases in deposit liabilities and stockholders' equity.

Also contributing to the increase in net interest income during 2002 and 2001 were significant increases in average non-interest-bearing deposit liabilities, which was the principal reason the Corporation's ratio of average interest-earning assets to average interest-bearing liabilities improved from 110% in 2000 to 112% in 2001 and to 115% in 2002. These improvements were due in part to an increase in custodial deposit accounts. The Corporation maintains borrowers' principal and interest payments in these accounts on a temporary basis pending their remittance to the third-party owners of the loans. Balances in these accounts increased significantly because of increased loan prepayment activity, which was brought about by a historically low interest rate environment.

The Corporation's interest rate spread increased from 2.12% in 2001 to 2.64% in 2002. This improvement was primarily the result of declines earlier in the year in the Corporation's cost of deposits, which for the year exceeded the decline in yield on the Corporation's earning assets. Despite an overall improvement in interest rate spread during 2002, the current interest rate environment has had an adverse impact on the Corporation's interest rate spread during the latter half of the year. During this time the Corporation's asset yields declined faster than its funding costs due to high levels of refinance activity and an increase in liquidity. Management does not expect the Corporation's interest rate spread to improve substantially in the near term. However, should market interest rates rise later in 2003, management believes that asset yields may improve more quickly than increases in its cost of funds, although there can be no assurances.

The Corporation's interest rate spread declined from 2.34% in 2000 to 2.12% in 2001. This development partially offset the improvement in net interest income caused by the favorable developments discussed in previous paragraphs. Beginning in 1999 and continuing into 2000, market interest rates increased significantly, led generally by short-term interest rates. The yield curve also flattened substantially, and was even inverted at times during 2000. Although higher interest rates resulted in an increase in the average yield on the Corporation's earning assets in 2000, the cost of the Corporation's interest-bearing liabilities increased by a greater amount, which resulted in an overall decline in the Corporation's average interest rate spread in that year. In 2001, market interest rates reversed trend and declined dramatically, particularly on the short end of the yield curve. However, the Corporation's interest rate spread did not improve because only a relatively small portion of its funding sources repriced or matured during the year.

The following table sets forth information regarding the average balances of the Corporation's assets, liabilities, and equity, as well as the interest earned or paid and the average yield or cost of each. The information is based on daily average balances for the years ended December 31, 2002, 2001, and 2000.

| *Dollars in thousands* | 2002 | | | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Yield/ Cost | Average Balance | Interest | Yield/ Cost | Average Balance | Interest | Yield/ Cost |
| Interest-earning assets: | | | | | | | | | |
| Single-family mortgage loans | $789,722 | $49,673 | 6.29% | $817,647 | $58,799 | 7.19% | $769,755 | $56,637 | 7.36% |
| Commercial real estate loans | 542,680 | 41,224 | 7.60 | 498,796 | 39,973 | 8.01 | 433,512 | 34,479 | 7.95 |
| Consumer loans | 439,491 | 33,476 | 7.62 | 355,504 | 30,530 | 8.59 | 306,650 | 26,202 | 8.54 |
| Education loans | 202,375 | 10,169 | 5.02 | 202,504 | 14,300 | 7.06 | 197,415 | 17,130 | 8.68 |
| Commercial business loans | 53,247 | 3,070 | 5.77 | 6,459 | 405 | 6.27 | 68 | 6 | 8.82 |
| Total loans | 2,027,515 | 137,611 | 6.79 | 1,880,910 | 144,007 | 7.66 | 1,707,400 | 134,454 | 7.87 |
| Mortgage-backed and related securities | 399,748 | 18,470 | 4.62 | 378,413 | 24,060 | 6.36 | 360,087 | 24,516 | 6.81 |
| Investment securities | 2,865 | 92 | 3.14 | 6,482 | 209 | 3.15 | 799 | 40 | 5.03 |
| Interest-bearing deposits with banks | 166,482 | 2,505 | 1.50 | 52,111 | 1,585 | 3.04 | 10,530 | 603 | 5.73 |
| Other earning assets | 48,455 | 2,571 | 5.31 | 26,281 | 1,672 | 6.36 | 24,359 | 1,822 | 7.48 |
| Total interest-earning assets | 2,645,065 | 161,250 | 6.10 | 2,344,197 | 171,533 | 7.32 | 2,103,175 | 161,436 | 7.68 |
| Non-interest-earning assets: | | | | | | | | | |
| Office properties and equipment | 33,560 | | | 28,652 | | | 25,621 | | |
| Other assets | 160,343 | | | 116,035 | | | 95,178 | | |
| Total assets | $2,838,968 | | | $2,488,884 | | | $2,223,974 | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Regular savings accounts | $159,953 | $1,151 | 0.72% | $116,809 | $1,529 | 1.31% | $108,965 | $1,619 | 1.49% |
| Checking accounts | 118,122 | 475 | 0.41 | 80,221 | 573 | 0.71 | 75,062 | 571 | 0.76 |
| Money market accounts | 234,044 | 3,239 | 1.38 | 177,128 | 5,539 | 3.13 | 160,950 | 6,578 | 4.09 |
| Certificates of deposit | 1,346,628 | 52,218 | 3.89 | 1,257,943 | 75,944 | 6.04 | 1,082,318 | 64,819 | 5.99 |
| Total interest-bearing deposits | 1,858,747 | 57,083 | 3.07 | 1,632,101 | 83,585 | 5.12 | 1,427,295 | 73,588 | 5.16 |
| FHLB advances | 432,325 | 22,393 | 5.18 | 401,954 | 22,061 | 5.49 | 380,328 | 22,078 | 5.80 |
| Other borrowings | 16,254 | 249 | 1.53 | 51,208 | 2,685 | 5.24 | 101,317 | 6,230 | 6.15 |
| Total interest-bearing liabilities | 2,307,327 | 79,726 | 3.46 | 2,085,263 | 108,330 | 5.20 | 1,908,940 | 101,896 | 5.34 |
| Non-interest-bearing liabilities: | | | | | | | | | |
| Non-interest-bearing deposits | 300,090 | | | 209,986 | | | 160,963 | | |
| Other liabilities | 32,680 | | | 28,098 | | | 18,003 | | |
| Total liabilities | 2,640,097 | | | 2,323,347 | | | 2,087,906 | | |
| Stockholders' equity | 198,871 | | | 165,537 | | | 136,068 | | |
| Total liabilities and stockholders' equity | $2,838,968 | | | $2,488,884 | | | $2,223,974 | | |
| Net interest income | | $81,525 | | | $63,202 | | | $59,540 | |
| Interest rate spread | | | 2.64% | | | 2.12% | | | 2.34% |
| Net interest income as a percent of average earning assets | | | 3.08% | | | 2.70% | | | 2.83% |
| Average interest-earning assets to average interest-bearing liabilities | | | 114.64% | | | 112.42% | | | 110.18% |

The following table sets forth the effects of changing rates and volumes on net interest income of the Corporation for the periods indicated. Information is provided with respect to (i) effects on net interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on net interest income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes attributable to combined effects of rate and volume (changes in rate multiplied by changes in volume); and (iv) the net change in interest income.

| *Dollars in thousands* | 2002 Compared to 2001 Increase (Decrease) | | | | 2001 Compared to 2000 Increase (Decrease) | | | |
|---|---|---|---|---|---|---|---|---|
| | Rate | Volume | Rate/ Volume | Net | Rate | Volume | Rate/ Volume | Net |
| Interest-earning assets: | | | | | | | | |
| Single-family mortgage loans | ($7,369) | ($2,008) | $251 | ($9,126) | ($1,283) | $3,524 | ($80) | $2,161 |
| Commercial real estate loans | (2,088) | 3,523 | (178) | 1,251 | 260 | 5,193 | 39 | 5,492 |
| Consumer loans | (3,452) | 7,213 | (815) | 2,946 | 133 | 4,174 | 21 | 4,328 |
| Education loans | (4,125) | (9) | 3 | (4,131) | (3,187) | 442 | (83) | (2,828) |
| Commercial business loans | (33) | 2,934 | (236) | 2,665 | (2) | 564 | (163) | 399 |
| Total loans | (17,067) | 11,653 | (982) | (6,396) | (4,079) | 13,897 | (266) | 9,553 |
| Mortgage-backed and related securities | (6,576) | 1,356 | (370) | (5,590) | (1,621) | 1,248 | (83) | (456) |
| Investment securities | -- | (116) | (1) | (117) | (14) | 286 | (103) | 169 |
| Interest-bearing deposits with banks | (800) | 3,478 | (1,758) | 920 | (283) | 2,382 | (1,117) | 981 |
| Other earning assets | (279) | 1,410 | (232) | 899 | (273) | 144 | (21) | (150) |
| Total net change in income on interest-earning assets | (24,722) | 17,781 | (3,342) | (10,283) | (6,270) | 17,957 | (1,591) | 10,096 |
| Interest-bearing liabilities: | | | | | | | | |
| Interest-bearing deposits | (31,173) | 7,969 | (3,298) | (26,502) | (1,250) | 11,331 | (84) | 9,997 |
| FHLB advances | (1,241) | 1,667 | (94) | 332 | (1,204) | 1,255 | (68) | (17) |
| Other borrowings | (1,899) | (1,833) | 1,296 | (2,436) | (918) | (3,081) | 453 | (3,544) |
| Total net change in expense on interest-bearing liabilities | (34,313) | 7,803 | (2,094) | (28,604) | (3,372) | 9,505 | 301 | 6,434 |
| Net change in net interest income | $9,591 | $9,978 | ($1,246) | $18,323 | ($2,898) | $8,452 | ($1,892) | $3,662 |

***Provision for Loan Losses*** Provision for loan losses was $3.5 million, $1.8 million, and $1.0 million during the years ended December 31, 2002, 2001, and 2000, respectively. During 2002 and 2001, the Corporation recorded approximately $1.7 million and $672,000, respectively, in provision for loan losses over-and-above its actual net charge-off activity. These additional provisions were recorded to maintain the Corporation's allowance for loan losses at a level deemed appropriate by management, and were considered proper in light of significant growth in the Corporation's loans held for investment in recent periods, an increased mix of higher-risk consumer loans, commercial real estate loans, and commercial business loans, and an increase in non-performing and classified assets. In addition, in December 2002, $550,000 in specific loss provisions were established on three business loan relationships following management's review of the loans. In all three cases, all or a portion of the loans were past due and/or legal action had commenced to collect that which was owed. Management of the Corporation deemed these loss provisions prudent after consideration of factors such as the absence of current financial information, deteriorating operating results, declines in the valuation of associated collateral, and/or weakening economic conditions. Management does not expect to incur additional losses on this group of loans at this time, although there can be no assurances.

As of December 31, 2002, 2001, and 2000, the Corporation's allowance for loan losses was $11.7 million, $10.0 million, and $8.0 million, respectively, or 0.55%, 0.54%, and 0.45% of loans held for investment, respectively. The allowance for loan losses was 217%, 176%, and 256% of non-performing loans as of the same dates, respectively. For additional discussion, refer to "Financial Condition--Non-Performing Assets".

The following table summarizes the activity in the Corporation's allowance for loan losses during each of years indicated. The purchased allowances shown for 2001 were from the acquisition of ACB in October 2001.

| *Dollars in thousands* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Balance at beginning of period | $9,962 | $8,028 | $7,624 | $7,624 | $7,638 |
| Provision for losses | 3,468 | 1,763 | 1,009 | 387 | 293 |
| Charge-offs: | | | | | |
| Single-family mortgage loans | 49 | 96 | - | - | - |
| Consumer loans | 1,759 | 1,057 | 632 | 408 | 332 |
| Education loans | 31 | 36 | 33 | 26 | 33 |
| Commercial business loans | 6 | - | - | - | - |
| Total loans charged-off | 1,845 | 1,189 | 665 | 434 | 365 |
| Recoveries | 73 | 98 | 60 | 47 | 58 |
| Charge-offs net of recoveries | 1,772 | 1,091 | 605 | 387 | 307 |
| Purchased allowances | - | 1,262 | - | - | - |
| Balance at end of period | $11,658 | $9,962 | $8,028 | $7,624 | $7,624 |
| Net charge-offs as a percentage of average loans outstanding | 0.09% | 0.06% | 0.04% | 0.03% | 0.03% |
| Ratio of allowance to total loans held for investment at end of period | 0.55% | 0.54% | 0.45% | 0.50% | 0.65% |
| Ratio of allowance to total non-performing loans | 217% | 176% | 256% | 724% | 686% |

*Note: there were no charge-offs of commercial real estate loans during the five years ended December 31, 2002.*

The following table shows the Corporation's total allowance for loan losses and the allocation to the various loan categories as of December 31 for each of the years indicated.

| *Dollars in thousands* | 2002 | | 2001 | | 2000 | | 1999 | | 1998 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % | Amount | % | Amount | % |
| Single-family mortgage loans | $1,159 | 0.16% | $140 | 0.02% | $149 | 0.02% | $144 | 0.02% | $156 | 0.04% |
| Commercial real estate loans | 5,669 | 1.12 | 7,665 | 1.50 | 7,257 | 1.65 | 7,088 | 2.00 | 7,017 | 2.43 |
| Consumer loans | 1,138 | 0.23 | 873 | 0.25 | 585 | 0.17 | 355 | 0.13 | 414 | 0.19 |
| Commercial business loans | 3,692 | 5.13 | 1,284 | 3.31 | 37 | 18.97 | 37 | 12.50 | 37 | 9.97 |
| Total allowance for loan losses | $11,658 | 0.55% | $9,962 | 0.54% | $8,028 | 0.45% | $7,624 | 0.50% | $7,624 | 0.65% |

The amounts in the preceding table are expressed as a percentage of gross loans outstanding for each loan category, excluding construction loans. The total allowance is expressed as a percent of net loans held for investment. There was no allowance for loan losses allocated to education loans as of December 31 for any of the years presented.

Although management believes that the Corporation's present level of allowance for loan losses is adequate, there can be no assurance that future adjustments to the allowance will not be necessary, which could adversely affect the Corporation's results of operations.

*Non-Interest Income* Non-interest income for the years ended December 31, 2002, 2001, and 2000, was $63.6 million, $49.5 million, and $35.6 million, respectively. These amounts represented 44%, 44%, and 37% of the Corporation's total revenue during such periods, respectively. The following paragraphs discuss the principal components of non-interest income and the primary reasons for their changes from 2001 to 2002 and 2000 to 2001.

**Community Banking Revenue** Community banking revenue increased by $4.6 million or 15.8% in 2002 and by $3.8 million or 15.3% in 2001. The following table shows the Corporation's community banking revenue for the twelve-month periods ended December 31.

| *Dollars in thousands* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Overdraft fees | $16,411 | $14,132 | $12,644 |
| ATM and debit card fees | 9,837 | 7,916 | 6,564 |
| Account service charges | 2,205 | 1,863 | 1,730 |
| Other fee income | 1,464 | 1,299 | 1,523 |
| Total deposit account revenue | 29,917 | 25,210 | 22,461 |
| Consumer loan insurance premiums and commissions | 1,021 | 1,061 | 1,072 |
| Other consumer loan fees | 350 | 320 | 101 |
| Total consumer loan revenue | 1,371 | 1,381 | 1,173 |
| Investment services revenue | 2,310 | 2,420 | 1,537 |
| Total community banking revenue | $33,598 | $29,011 | $25,171 |

Overdraft fees increased by $2.3 million or 16.1% in 2002 and by $1.5 million or 11.8% in 2001. These increases were due in part to growth of 12.1% and 12.8% in the number of checking accounts serviced by the Corporation during 2002 and 2001, respectively. Also contributing to the growth in community banking revenue was a $1.9 million or almost 25% increase and a $1.4 million or over 20% increase in fees from customers' use of debit cards and ATMs in 2002 and 2001, respectively.

Consumer loan revenue declined by $10,000 or less than 1% in 2002 and increased by $208,000 or 17.7% in 2001. The Corporation's principal sources of consumer loan revenue consist of sales of credit life and disability insurance policies to consumer loan customers. In 2002, increased premium and commission revenue associated with increased originations was substantially offset by increased losses on insurance claims. The Bank's wholly-owned reinsurance subsidiary, FRI, assumes the first level of risk on these credit life and disability policies. Refer to Part I, Item 1, "Business--Subsidiaries" for additional discussion.

Investment services revenue declined by $110,000 or 4.5% in 2002 and increased by $883,000 or 57% in 2001. The Corporation's principal sources of investment services revenue consist of commissions from sales of tax-deferred annuities, mutual funds, and other debt and equity securities. Investment services revenue declined in 2002 in response to general declines in market interest rates that made tax-deferred annuities less attractive to the Corporation's customers. In addition, general declines in equity markets caused by a declining economy and investor concerns over corporate governance issues and geopolitical risks resulted in lower commissions from sales of mutual funds and other equity investments. Investment services revenue increased in 2001 because of higher sales of tax-deferred annuities in that period. Also contributing was an increase in commissions from sales of mutual funds and other equity investments caused by an increase in the number of registered investment representatives in the Corporation's offices.

**Mortgage Banking Revenue** Mortgage banking revenue increased by $9.2 million or 50% in 2002 and by $11.0 million or over 150% in 2001. The following table shows the Corporation's mortgage banking revenue for the periods ended December 31.

| Dollars in thousands | 2002 | 2001 | 2000 |
|---|---|---|---|
| Gross servicing fees | $9,532 | $8,374 | $7,481 |
| Mortgage servicing rights amortization | (25,274) | (15,971) | (3,607) |
| Mortgage servicing rights valuation (loss) recovery | (750) | 67 | - |
| Total loan servicing fees, net | (16,492) | (7,530) | 3,874 |
| Gain on sale of mortgage loans | 42,208 | 24,373 | 2,540 |
| Other mortgage-related income | 1,758 | 1,421 | 851 |
| Total mortgage banking revenue | $27,474 | $18,264 | $7,265 |

Gross servicing fees increased by $1.2 million or 13.8% in 2002 and by $893,000 or 11.9% in 2001. These increases were due primarily to $505 million or 22.0% and a $345 million or 17.7% in growth in average loans serviced for others in 2002 and 2001, respectively, compared to year-ago periods. The growth in both periods was caused by a significant increase in the origination and sale of fixed-rate mortgage loans, as described in a later paragraph. Also contributing were increased conversions by borrowers of adjustable-rate mortgage loans into fixed-rate loans. Upon conversion, such loans are generally sold in the secondary market and the Corporation retains the servicing. Finally, in 2001 the Corporation purchased mortgage servicing rights ("MSRs") related to $89.4 million in mortgage loans. Such loans consisted principally of fixed-rate, residential mortgage loans on properties located in Iowa.

Amortization of mortgage servicing rights was $25.3 million, $16.0 million, and $3.6 million in 2002, 2001, and 2000, respectively. With market interest rates at historically low levels in 2001 and 2002, loan prepayment activity increased dramatically as borrowers refinanced older, higher-rate residential mortgage loans, into lower-rate loans. As a result of this activity, the Corporation recorded significantly more amortization of mortgage servicing rights in 2002 and 2001 than it did in the year-ago periods.

Management expects that interest rates will remain at historically low levels in the near future. If this trend continues, the Corporation will most likely continue to experience high levels of amortization on its MSRs as a result of high levels of loan prepayment activity. Such amortization, however, will most likely be offset by high levels of gains on sales of mortgage loans, although there can be no assurances. It should be noted, however, that declines in market interest rates may also expose the Corporation to unfavorable mark-to-market adjustments against its portfolio of MSRs--primarily because of increases in market expectations for future prepayments. Although management believes that most of the Corporation's loans that prepay are replaced by a new loan to the same customer or even a different customer (thus preserving the future servicing cash flow), GAAP requires mark-to-market losses resulting from increases in market expectations for future prepayments to be recorded in the current period. However, the offsetting gain on the sale of the new loan, if any, cannot be recorded until the customer actually prepays the old loan and the new loan is sold in the secondary market. As of December 31, 2002, the Corporation had recorded $3.4 million in unfavorable mark-to-market adjustments against its mortgage servicing rights, of which $750,000 was recorded through earnings in 2002. If interest rates increase, management expects that future prepayment expectations will decline. If such occurs, the Corporation may be required to recapture through earnings some or all of the mark-to-market adjustment on its MSRs.

At December 31, 2002 and 2001, loans serviced for others were $3.0 billion and $2.7 billion, respectively. As of the same dates, mortgage servicing rights were $30.2 million and $29.9 million, respectively. For additional discussion, relating to mortgage servicing rights, refer to Part I, Item 1, "Business--Lending Activities", and Notes 1 and 4 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

Gains on sales of mortgage loans for the years ended December 31, 2002, 2001, and 2000, were $42.2 million, $24.4 million, and $2.5 million, respectively. The increase in 2002 was primarily attributable to a $467 million or 34% increase in the Corporation's mortgage loan sales in 2002. This increase was due to a historically low interest rate environment that resulted in increased originations of fixed-rate mortgage loans, as well as increased conversions of adjustable-rate loans into fixed-rate loans, both of which were generally sold in the secondary market. The increase in gains on sales of mortgage loans in 2001 was primarily attributable to a $1.2 billion or over 820% increase in the Corporation's mortgage loan sales in 2001. This improvement was also caused by a lower interest rate environment relative to the previous year.

Also contributing to the increase in gains on sales of mortgage loans in 2002 and 2001 was an increase in the average gain on individual sales of such loans. In 2002, the average gain was 2.30% compared to 1.76% in 2001 and 1.69% in 2000. These increases were caused by a wider spread between the mortgage rates charged to borrowers by the Corporation and the yield demanded by investors in the secondary market. Contributing to a lesser degree was improved management of the Corporation's mortgage loan pipeline.

In recent months, market interest rates have remained at the historically low levels reached in the fourth quarter of 2002. Although there can be no assurances, management expects this trend to continue in the near future. As such, management expects the Corporation's gains on sales of mortgage loans to remain high by historical standards albeit lower than levels obtained in the fourth quarter of 2002. These gains, however, may be offset to some degree by increased amortization of MSRs and/or unfavorable mark-to-market adjustments on MSRs, as more fully described in a previous paragraph.

Other mortgage-related income was $1.8 million, $1.4 million, and $851,000 for the years ended December 31, 2002, 2001, and 2000, respectively. The increases in 2002 and 2001 were due in part to increases in fees from customers' conversions of adjustable-rate mortgage loans into fixed-rate mortgage loans due to the low interest rate environment, as previously described. Also contributing were increases in fees received on loans originated as agent for the Wisconsin State Veterans Administration and the Wisconsin Housing and Economic Development Authority.

**Gain (Loss) on Sales of Investments and Other Assets** Gain (loss) on sales of investments and other assets was ($166,000), $63,000, and $1.4 million for the years ended December 31, 2002, 2001, and 2000, respectively. The loss in 2002 was due to the sale of $35.5 million in callable securities issued by various agencies of the U.S. government. Despite the loss on the sale, the holding period return on these securities was comparable to a money market yield, which was the Corporation's minimum expectation when it purchased the securities. The gain in 2000 was caused by the sale of a piece of real estate the Corporation acquired in the 1980s, having originally intended to build a retail office at the location.

The recognition of gains or losses from sales of mortgage loans, mortgage-backed and related securities, and other investments is dependent on market and economic conditions. Accordingly, there can be no assurance that the gains reported in prior periods can be achieved in the future or that there will not be significant inter-period variations in the results from such activities. Furthermore, the Corporation is subject to accounting principles established by Statement of Financial Accounting Standards No. 115 ("SFAS 115"), which limits the Corporation's ability to sell investments classified as "held for investment". For additional discussion, refer to Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

**Other Non-Interest Income** Other non-interest income increased by $540,000 or 25% in 2002 and by $378,000 or 20% in 2001. The increases in 2002 and 2001 were due in part to increases in the cash surrender value of the Corporation's bank owned life insurance policies. Also contributing to the increase in 2002 was the receipt of a special dividend related to the Corporation's ownership in its primary ATM network provider.

***Non-Interest Expense*** Non-interest expense for the years ended December 31, 2002, 2001, and 2000, was $87.4 million, $67.1 million, and $58.3 million, respectively. Non-interest expense as a percent of average assets during these periods was 3.08%, 2.70%, and 2.62%, respectively. The following paragraphs discuss the principal components of non-interest expense and the primary reasons for their changes from 2001 to 2002 and 2000 to 2001.

**Compensation and Employee Benefits** Compensation and employee benefits increased by $12.8 million or over 30% in 2002 and $4.9 million or 13.9% in 2001. In general, the increase in both periods was due to normal annual merit increases, as well as growth in the number of banking facilities operated by the Corporation and the resulting increase in the number of employees. Since December 31, 2000, the Corporation has increased the number of its banking facilities from 72 to 89. In October 2001, the Corporation obtained two locations as a result of its acquisition of ACB in Wausau, Wisconsin, and in April 2002 the Corporation completed the purchase of three banking locations from another financial institution in Rochester, Minnesota. Finally, in September 2002, the Corporation acquired four banking facilities in south-eastern Minnesota from another financial institution. As of December 31, 2002, the Corporation had 1,213 full-time equivalent employees. This compared to 1,033 and 897 as of December 31, 2001 and 2000, respectively.

Also contributing to the increase in compensation and employee benefits in 2002 were increased costs as a result of the payment of higher commissions to mortgage loan originators, as well as increased salaries to employees hired to support the roll out of the Corporation's business banking product line. The Corporation intends to expand its offering of business banking products in up to four new markets in 2003, although there can be no assurances. Compensation and employee benefits in both years was also impacted by an increase in the cost of employee healthcare benefits. Such costs rose by $547,000 or 18.0% in 2002 and by $229,000 or 8.2% in 2001.

Management recently completed a review of the Corporation's pension plan established for the benefit of its full-time employees. As a result of the review, an additional minimum pension obligation of approximately $1.5 million was recorded in the fourth quarter of 2002. This adjustment did not impact the Corporation's results of operations, as the amount, net of income taxes, was recorded as an offset to stockholders' equity as required by GAAP. As a result of certain amendments to the pension plan and changes in assumptions implemented in conjunction with the review, management believes that the Corporation's pension expense will be substantially higher in 2003. Pension expense for 2003 is expected to approximate $1.6 million compared to $734,000 in 2002. Management expects to reduce the assumption for the expected return on plan assets to 8.50% in 2003. This compares to 9.00% in 2002.

**Occupancy and Equipment** Occupancy and equipment expense increased by $2.0 million or 22.9% in 2002 and $894,000 or 11.4% in 2001. These increases were primarily attributable to growth in the number of banking facilities operated by the Corporation, as well as increases in the number of full-time equivalent employees and in the number of customers served by the Corporation.

**Communications, Postage, and Office Supplies** Communications, postage, and office supplies expense increased by $1.2 million or 21.9% in 2002 and $951,000 or 22.1% in 2001. These increases were also attributable to growth in the number of banking facilities operated by the Corporation, as well as increases in the number of full-time equivalent employees and in the number of customers served by the Corporation.

**ATM and Debit Card Transaction Costs** ATM and debit card transaction costs increased by $763,000 or 23.5% in 2002 and $314,000 or 10.7% in 2001. The increase in both years was attributable to increased use by the Corporation's customers of ATM and debit card networks, as well as an increase in the number of ATMs operated by the Corporation. During 2002, the Corporation increased to 114 the number of ATMs it owns and operates in its market areas, as compared to 101 at the end of 2001.

**Advertising and Marketing** Advertising and marketing costs increased by $710,000 or over 25% in 2002 and $211,000 or 8.9% in 2001. These increases correspond to general increases in prices for marketing-related products and services, as well as increases in the number of communities and/or market areas served by the Corporation.

**Amortization of Intangibles** Amortization of intangible assets, which in 2002 consists primarily of deposit-based intangibles, decreased by $387,000 or over 35% in 2002. This decrease was caused by the Corporation's adoption of SFAS 142 in January 2002 (for more information, refer to Note 6 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). Amortization of intangible assets increased by $57,000 or 5.6% in 2001, due to deposit-based intangibles acquired in the acquisition of ACB in October 2001.

**Other Non-Interest Expense** Other non-interest expenses increased by $3.2 million or more than 50% in 2002, and by $1.5 million or over 30% in 2001. The increase in 2002 was caused by a variety of factors, the most significant of which was increased costs related to servicing of loans for FNMA and FHLB, which increased by $1.2 million or over 115%. Under the terms of its servicing agreements with these investors, the Corporation is required to forward a full month's interest to the investors when certain loans are repaid, regardless of the actual date of the loan payoff. Lower interest rates in 2002 resulted in higher prepayment and refinance activity, which increased the amount of "loan pay-off interest" remitted to FNMA and FHLB. Also contributing to the increase between 2002 and 2001 were merger-related costs associated with the ACB and Rochester transactions, and the establishment of a $416,000 loss allowance for items in the process of collection from customers. With regard to the latter development, the provision was considered prudent by management of the Corporation in light of increases in customer overdrafts and fraudulent transactions. The increase in other non-interest expense in 2001 was caused by increased costs related to the operation and disposition of foreclosed real estate, increased losses on customers' deposit accounts, and increased costs related to servicing of loans for FNMA and FHLB. These factors and the reasons for their cause were substantially the same as those described for 2002.

***Income Tax Expense*** Income tax expense for the years ended December 31, 2002, 2001, and 2000, was $19.4 million, $15.4 million, and $12.8 million, respectively, or 35.7%, 35.1%, and 35.6% of pretax income, respectively. The increase in the Corporation's effective income tax rate during 2002 was due to a higher mix of taxable earnings in the State of Wisconsin relative to the State of Nevada, where the Corporation has established a wholly-owned investment subsidiary and which has no corporate state income tax. The decline in the Corporation's effective income tax rate during 2001 was due in part to the purchase of bank owned life insurance policies. Refer to Part I, Item 1, "Business--Subsidiaries" and "Business--Taxation", for additional discussion relating to the Corporation's tax situation.

*Segment Information* The following paragraphs contain a discussion of the financial performance of each of the Corporation's reportable segments (hereafter referred to as "profit centers") for the years ended December 31, 2002, 2001, and 2000. This section of the report should be read in conjunction with Note 14 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

The following table summarizes the after-tax profits (losses) of the Corporation's profit centers during each of the years ended December 31, 2002, 2001, and 2000.

| Profit (Loss) by Profit Center | 2002 | 2001 | 2000 |
|---|---|---|---|
| Mortgage banking | $11,679,493 | $5,192,458 | $3,630,010 |
| Residential loans | 7,757,952 | 6,953,652 | 8,364,834 |
| Commercial real estate lending | 9,839,007 | 5,344,423 | 4,505,490 |
| Consumer lending | 6,362,992 | 4,039,371 | 3,758,533 |
| Education lending | 2,090,320 | 2,978,899 | 3,925,613 |
| Investment and mortgage-related securities | 390,063 | 1,138,434 | 1,823,019 |
| Other segments | (587,058) | (145,142) | (448,015) |
| Subtotal | 37,532,766 | 25,502,095 | 25,559,484 |
| Non-GAAP adjustments | (2,617,224) | 2,946,129 | (2,415,608) |
| Net income | $34,915,542 | $28,448,225 | $23,143,876 |

**Mortgage Banking** Profits from the Corporation's mortgage banking activities were $11.7 million in 2002 compared to $5.2 million in 2001 and $3.6 million in 2000. Loan origination volumes and loan servicing fees are the principal drivers of performance in this profit center. The Corporation's mortgage banking operation originated $2.2 billion, $1.5 billion, and $524 million in single-family residential loans in the years ended December 31, 2002, 2001, and 2000, respectively. This improvement resulted in a similar increase in the internal origination fees allocated to the mortgage banking profit center.

In 2002 and 2001, higher proportions of the Corporation's loan originations were the result of increases in refinance activity. In such environments, a substantial portion of the internal revenue allocated to the mortgage banking profit center for loan originations is offset by an increase in internal charges for lost servicing value. This methodology for measuring results in the mortgage banking profit center recognizes that during periods of high refinance activity the Corporation incurs significant costs related to the preservation of existing mortgage customer relationships, rather than the creation of new customer relationships. As a result, periods of high refinance activity generally result in less earnings growth in the mortgage banking profit center relative to growth in loan origination volumes. However, during 2002, a substantial improvement in the average gain on sale of mortgage loans offset increases in internal charges for lost servicing value. The improvement in average gain was principally the result of wider spreads in the secondary market and, to a lesser degree, improved management of the mortgage loan pipeline.

**Residential Loans** Profits from the Corporation's residential loan portfolio increased by $804,000 or 11.6% in 2002 compared to 2001. However, profits decreased by $1.4 million or 16.9% in 2001 compared to 2000. The improvement in this profit center's earnings in 2002 compared to 2001 occurred despite a $100 million or 10.5% decline in the average assets assigned to the profit center. The earnings of this profit center benefited in 2002 from an 84 basis point increase in its interest rate spread. This profit center is funded by a mix of deposit liabilities and wholesale borrowings. The Corporation's average cost of interest-bearing liabilities declined by 174 basis points between 2002 and 2001. In contrast, the yield on the profit center's single-family residential loans declined by only 90 basis points between the same periods.

In 2001, the performance of this profit center was impacted by a higher level of charge-offs of internally-capitalized origination costs assigned to the loans in the portfolio. This development was the result of increased prepayment activity in 2001 due to a rapidly declining interest rate environment. Charge-offs of internally-capitalized origination costs declined by $632,000 or 19.7% in 2002 compared to 2001 because of a reduction in the size of the Corporation's originated residential loan portfolio. The decline in originated residential loan balances was partially offset by purchases of adjustable rate mortgages during 2002.

**Commercial Real Estate Lending** Profits from commercial real estate lending were $9.8 million, $5.3 million, and $4.5 million for the years ended December 31, 2002, 2001, and 2000, respectively. The improvement in 2002 was principally the result of a significant increase in the profit center's interest rate spread compared to the previous year. This profit center is primarily funded by deposit liabilities and, to a lesser extent, by wholesale borrowings. The Corporation's average cost of interest-bearing liabilities declined by 174 basis points between 2002 and 2001. The yield on commercial real estate loans, however, declined by only 41 basis points between these years.

Also contributing to the increase in profits from commercial real estate lending was a $46.0 million or 8.8% increase in the average assets assigned to the profit center in 2002 compared to the previous year. Average assets increased by $67.7 million or 14.8% in 2001 compared to 2000. During 2002, this profit center originated $110 million in commercial real estate loans compared to $113 and $120 million in 2001 and 2000, respectively. Also contributing to growth in this profit center were the commercial real estate loans obtained in the ACB and Rochester banking office acquisitions.

**Consumer Lending** Profits in the Corporation's consumer lending profit center increased by $2.3 million or 58% and $281,000 or 7.5% in 2002 and 2001, respectively, as compared to previous years. These improvements were due in part to a $90.8 million or 24.0% increase and $51.4 million or 15.7% increase in the profit center's average assets during 2002 and 2001, respectively. The profit center originated $473 million, $274 million, and $236 million in loans during 2002, 2001, and 2000, respectively. In addition, the profit center benefited from the acquisition of $70.7 million in loans in connection with the purchase of seven banking offices from other financial institutions in 2002.

Similar to commercial real estate loans, this profit center is principally funded by deposit liabilities and, to a lesser extent, by wholesale borrowings. The Corporation's average cost of interest-bearing liabilities declined by 174 basis points between 2002 and 2001. The yield on consumer loans, however, declined by only 97 basis points between these same periods.

Finally, the performance of this profit center was adversely impacted by a $608,000 or 56% increase in loan charge-off activity in the 2002. In 2001, loan charge-off activity was up $497,000 or over 80% compared to 2000.

**Education Lending** Profits from education lending were $2.1 million, $3.0 million, and $3.9 million for the years ending December 31, 2002, 2001, and 2000, respectively. These declines were due in part to decreases in the profit center's interest rate spread during these years. Education loans carry a floating rate of interest based on various three-month market indices. During 2002 and 2001, the average yield on education loans declined more than the average cost of the funding sources for the profit center, which consist primarily of money market demand accounts.

Average assets assigned to this profit center were $212 million, $212 million, and $207 million for the years ended December 31, 2002, 2001, and 2000, respectively. This profit center has originated $43.9 million, $33.7 million, and $33.9 million in loans for the same periods.

**Investment and Mortgage-Related Securities** Profits from the Corporation's investment securities portfolio declined by $748,000 or 66% during 2002 compared to 2001. Profits also declined by $685,000 or 38% in 2001 compared to 2000. These declines were due in part to accelerated prepayments of higher yielding securities, as well as the buildup of overnight investments in the profit center during 2002 and 2001. The average assets assigned to the profit center increased by $264 million or over 80% in 2002 compared to 2001 and by $61.1 million or 23.1% in 2001 compared to 2000. The impact of the volume increase was partially offset by a change in investment mix toward more liquid assets with lower interest rate spreads in 2002 compared to the previous year. The performance of this profit center in 2002 was adversely impacted by a $166,000 loss on the sale of certain investment securities, as described elsewhere in this report.

**Other Segments** This profit center consists of the parent holding company and certain of the Bank's wholly-owned subsidiaries. In addition, in 2002 and 2001 this profit center contains the preliminary results of the Corporation's new line of business--commercial banking. The financial results of this profit center have not been reported separately in 2002 due to continuing efforts to develop the departmental allocations of costs and revenues necessary to fairly present the operating results of this line of business.

**Non-GAAP Adjustments** Non-GAAP adjustments were ($2.6) million, $2.9 million, and ($2.4) million for the years ended December 31, 2002, 2001, and 2000, respectively. Non-GAAP adjustments decreased by $5.6 million in 2002 compared to the previous year due in part to an increase in residential loan production , which increased the internally-,generated origination fees recorded in the mortgage banking profit center. This more than offset an increase in charge-offs of internally-generated mortgage loan servicing rights that continued because of further declines in interest rates during 2002. Also contributing to the decrease in non-GAAP adjustments was the fact that the internal adjustment related to loan losses was larger than the prior year.

Non-GAAP adjustments increased by $5.4 million in 2001 compared to 2000 due primarily to the fact that a large portion of efforts of the mortgage banking profit center in 2001 were devoted to the refinance of existing loans rather than the origination of new loans. As such, the Corporation recorded significantly higher levels of internal charge-offs related to its mortgage servicing operation. In addition, the residential loan profit center experienced a substantially higher level of charge-offs related to internally-capitalized origination costs.

**Net Cost to Acquire and Maintain Deposit Liabilities** In addition to the after-tax performance of the aforementioned profit centers, management of the Corporation closely monitors the net cost to acquire and maintain deposit liabilities. The Corporation's profit centers are allocated a share of the net cost to acquire and maintain deposit liabilities according to their proportionate use of such deposits as a funding source. As such, changes in the net cost to acquire and maintain deposit liabilities will impact most of the Corporation's profit centers.

The net cost to acquire and maintain deposit liabilities was 1.33%, 1.20%, and 1.15% of average deposit liabilities outstanding during the years ended December 31, 2002, 2001, and 2000 respectively. The increase in net cost between these periods was the result of a larger increase in the Corporation's net costs of operating its branch network than its average deposit liabilities. As discussed elsewhere in this report, the Corporation has incurred significant costs in recent years to expand its branch network, as well as its product offerings.

## Financial Condition

*Overview* The Corporation's total assets increased by $308 million or 11.3% during the twelve months ended December 31, 2002. This increase was due in part to the acquisition of three banking offices from another financial institution in April and the acquisition of four supermarket banking offices from another financial institution in September (for additional discussion, refer to Note 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). Also contributing were increases in loans held for investment, overnight investments, and FHLB stock. These increases were funded by increases in deposit liabilities, as well as repayments and/or sales of mortgage-related securities and investment securities.

*Interest-bearing Deposits with Banks* Interest-bearing deposits with banks, which consist of overnight investments at the FHLB and short-term money market accounts, increased by $81.5 million from $98.2 million at December 31, 2001, to $180 million at December 31, 2002. The large amount of overnight investments at December 31, 2002, was caused by the temporary investment of proceeds from loan sales, as well as increased cash flows from repayments on mortgage-related securities and purchased loans. These investments will be used to pay down funding sources as they mature or will be reinvested in other interest-earning assets.

*Investment Securities* The Corporation's investment securities decreased from $35.5 million at December 31, 2001, to zero at December 31, 2002. In January 2002, the Corporation sold $35.5 million in callable securities issued by various agencies of the U.S. government. Despite an accounting loss of approximately $166,000 on the sale, the holding period return on these securities was comparable to a money market yield, which was the Corporation's minimum expectation when it purchased the securities.

*Mortgage-Backed and Related Securities* The Corporation's aggregate investment in its mortgage-backed and related securities portfolios decreased by $43.9 million or 10.0% during the twelve months ended December 31, 2002. During this period, principal repayments in the portfolio offset the purchase of $349 million in short- and medium-term, fixed-rate collateralized mortgage obligations ("CMOs"), as well as $15.0 million in floating-rate CMOs. Principal repayments on mortgage-related securities increased substantially during 2002 as a result of a historically low interest rate environment that encouraged borrowers to refinance higher-rate mortgage loans into lower-rate loans

The following table sets forth the composition of the Corporation's mortgage-backed and related securities portfolios as of December 31 for each of the years indicated.

| *Dollars in thousands* | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Available for sale: | | | | | | |
| Collateralized mortgage obligations | $321,054 | $321,865 | $221,777 | $223,399 | $120,538 | $119,026 |
| Mortgage-backed securities | 41,441 | 44,210 | 81,011 | 82,581 | 207,052 | 212,211 |
| Total available for sale | 362,495 | 366,075 | 302,789 | 305,980 | 327,591 | 331,237 |
| Held for investment: | | | | | | |
| Collateralized mortgage obligations | 29,130 | 29,290 | 132,755 | 133,666 | 75,532 | 74,708 |
| Mortgage-backed securities | 900 | 902 | 1,255 | 1,272 | 1,767 | 1,749 |
| Total held for investment: | 30,030 | 30,192 | 134,010 | 134,937 | 77,299 | 76,457 |
| Total mortgage-backed and related securities | $392,525 | $396,267 | $436,799 | $440,917 | $404,890 | $407,694 |
| Weighted-average yield | 5.01% | | 6.06% | | 7.00% | |

*Loans Held for Sale* The Corporation's loans held for sale declined by $5.9 million or 10.5% during the year ended December 31, 2002. The following table sets forth the activity in the Corporation's portfolio of loans held for sale during each of the years indicated.

| *Dollars in thousands* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Balance at beginning of period | $56,109 | $22,974 | $6,346 | $72,002 | $45,577 |
| Single-family mortgage loans originated for sale *(1)* | 1,713,629 | 1,252,070 | 142,985 | 305,345 | 818,292 |
| Loans transferred from held for investment *(2)* | 119,631 | 165,583 | 23,743 | 21,283 | 98,718 |
| Loans transferred to held for investment *(3)* | - | - | - | (43,554) | - |
| Principal balance of loans sold | (1,839,132) | (1,384,518) | (150,100) | (348,730) | (890,585) |
| Balance at end of period | $50,237 | $56,109 | $22,974 | $6,346 | $72,002 |

*(1) Net of monthly principal payments received from borrowers during the period held for sale.*
*(2) Consists of single-family adjustable-rate mortgage loans originated for investment that converted to fixed-rate loans. The Corporation generally sells such loans in the secondary market.*
*(3) Consists of fixed-rate mortgage loans transferred to loans held for investment at the lower of cost or market to maintain growth in the Corporation's earning assets.*

*Loans Held for Investment* The Corporation's loans held for investment increased by $249 million or 13.5% during the twelve months ended December 31, 2002. Most of this increase was the result of the Corporation's purchase of $297 million in single-family residential loans from third-party financial institutions. During 2001 and continuing into 2002, the interest rate environment had a significant impact on the ability of the Corporation to maintain its internally-originated portfolio of loans held for investment. This situation developed because low interest rates tend to increase customer preference for fixed-rate mortgage loans, as opposed to adjustable-rate loans. In addition, a low interest rate environment encourages borrowers to refinance their existing adjustable-rate residential loans into fixed-rate loans to "lock-in" a lower long-term rate. Given the Corporation's policy of selling these types of loans in the secondary market, its internally-originated portfolio of adjustable-rate residential loans declined in the most recent period. Single-family residential loans purchased by the Corporation are subjected to substantially the same underwriting process as the Corporation's own loans. The servicing of these loans is retained by the sellers, for which the Corporation pays a fee of approximately 38 basis points on the unpaid principal balance. The loans are generally located throughout the U.S., with no single state making up more than 30 to 40% of the overall principal. The loans have adjustable-rates that reset annually at an average margin of approximately 275 basis points above the one-year U.S. Treasury bill. Most of the loans have fixed interest rates for terms of five years before their first adjustment date. FCHI, the Bank's wholly-owned investment subsidiary in Nevada, purchased the loans.

Also contributing to the increase in the Corporation's loans held for investment were the loans acquired in connection with the acquisitions described in Note 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

The Corporation will continue to explore alternatives to maintain growth in its interest-earning assets in the near term. These alternatives include, but are not limited to, the purchase of additional adjustable-rate residential mortgage loans from third-party financial institutions, the purchase of mortgage-backed and related securities, and the retention of certain fixed-rate loans that are currently sold by the Corporation in the secondary market. However, there are many considerations involved in such decisions and there can be no assurances that the Corporation will elect to continue any of these strategies to increase its interest-earning assets.

The following table sets forth the composition of the Corporation's portfolio of loans held for investment as of December 31 for each of the years indicated.

| *Dollars in thousands* | 2002 | | 2001 | | 2000 | | 1999 | | 1998 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % | Amount | % | Amount | % |
| Real estate loans: | | | | | | | | | | |
| Single-family mortgage loans | $734,407 | 35% | $669,867 | 36% | $719,671 | 40% | $652,883 | 42% | $426,603 | 36% |
| Multi-family residential loans | 254,294 | 12 | 252,312 | 14 | 236,003 | 13 | 186,591 | 12 | 148,060 | 13 |
| Non-residential real estate loans | 250,224 | 12 | 257,043 | 14 | 203,842 | 11 | 168,453 | 11 | 141,046 | 12 |
| Construction loans *(1)* | 97,263 | 5 | 83,537 | 4 | 77,216 | 4 | 80,563 | 5 | 63,035 | 5 |
| Total real estate loans | 1,336,188 | 64 | 1,262,759 | 68 | 1,236,732 | 70 | 1,088,490 | 70 | 778,744 | 66 |
| Consumer loans: | | | | | | | | | | |
| Second mortgage and home equity loans | 345,810 | 16 | 249,501 | 13 | 253,866 | 14 | 204,806 | 13 | 175,541 | 15 |
| Automobile loans | 126,455 | 6 | 75,009 | 4 | 64,841 | 4 | 46,956 | 3 | 37,558 | 3 |
| Other consumer loans *(2)* | 28,615 | 1 | 29,949 | 2 | 25,262 | 1 | 14,239 | 1 | 9,006 | 1 |
| Total consumer loans | 500,880 | 24 | 354,459 | 19 | 343,969 | 19 | 266,001 | 17 | 222,105 | 19 |
| Education loans | 194,597 | 9 | 201,183 | 11 | 197,579 | 11 | 190,170 | 12 | 182,380 | 15 |
| Commercial business loans | 71,904 | 3 | 38,736 | 2 | 195 | - | 296 | - | 371 | - |
| Subtotal | 2,103,569 | 100% | 1,857,137 | 100% | 1,778,475 | 100% | 1,544,958 | 100% | 1,183,600 | 100% |
| Unearned discounts, premiums, and net deferred loan fees and costs | 8,731 | | 4,141 | | 2,029 | | 1,260 | | 1,549 | |
| Allowance for loan losses | (11,658) | | (9,962) | | (8,028) | | (7,624) | | (7,624) | |
| Total loans held for investment | $2,100,642 | | $1,851,316 | | $1,772,477 | | $1,538,595 | | $1,177,526 | |
| Weighted average contractual rate | 6.45% | | 7.36% | | 8.00% | | 7.58% | | 7.80% | |

*(1) At December 31, 2002, construction loans consisted of $63.3 million in single-family residences, $22.7 million in non-residential real estate and $11.3 million in multi-family residences.*

*(2) At December 31, 2002, other consumer loans included $19.2 million of unsecured loans, $4.9 million of recreational and household good loans, $3.2 million of deposit account-secured loans, and $1.3 million of mobile home loans.*

The following table sets forth the activity in the Corporation's portfolio of loans held for investment during each of the years indicated.

| *Dollars in thousands* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Balance at beginning of period | $1,851,316 | $1,772,477 | $1,538,595 | $1,177,526 | $1,193,893 |
| Real estate loan originations: | | | | | |
| Single-family mortgage loans *(1)* | 411,368 | 270,071 | 354,734 | 293,227 | 212,964 |
| Commercial real estate loans | 110,328 | 112,715 | 120,459 | 112,180 | 106,146 |
| Decrease (increase) in loans in process *(2)* | (16,304) | 9,276 | (13,546) | (7,086) | 1,654 |
| Total real estate loans originated | 505,392 | 392,062 | 461,647 | 398,321 | 320,764 |
| Consumer loan originations: | | | | | |
| Second mortgage and home equity loans | 361,580 | 192,574 | 160,386 | 137,459 | 136,659 |
| Automobile loans | 87,770 | 56,081 | 52,967 | 39,635 | 33,729 |
| Other consumer loans *(3)* | 23,664 | 24,894 | 22,490 | 12,168 | 6,461 |
| Total consumer loans originated | 473,014 | 273,549 | 235,843 | 189,262 | 176,849 |
| Education loan originations | 43,929 | 33,705 | 33,859 | 29,521 | 37,692 |
| Commercial business loan originations | 33,803 | 2,278 | - | - | - |
| Total loans originated for investment | 1,056,138 | 701,595 | 731,350 | 617,103 | 535,305 |
| Loans purchased for investment: | | | | | |
| Single-family residential loans | 296,530 | 178,104 | 13,051 | 97,238 | 165,140 |
| Commercial real estate loans | 900 | - | 8,625 | 798 | - |
| Consumer loans | - | - | - | - | 377 |
| Commercial business loans | 5,405 | - | - | - | - |
| Total loans purchased for investment | 302,835 | 178,104 | 21,676 | 98,036 | 165,517 |
| Net loans acquired *(4)* | 115,457 | 114,287 | - | - | - |
| Loan principal repayments | (1,102,341) | (742,074) | (356,507) | (371,999) | (389,935) |
| Loans transferred to held for sale portfolio *(5)* | (119,631) | (165,583) | (23,743) | (21,283) | (98,718) |
| Education loans sold | - | (1,334) | (4,800) | (2,165) | - |
| Loans swapped into mortgage-backed securities | - | - | (132,280) | - | (222,260) |
| Loans transferred from held for sale portfolio *(6)* | - | - | - | 43,554 | - |
| Other changes in loans held for investment *(7)* | (3,131) | (6,155) | (1,813) | (2,178) | (6,276) |
| Balance at end of period | $2,100,642 | $1,851,316 | $1,772,477 | $1,538,595 | $1,177,526 |

*(1) Excludes loans originated for sale and loans originated on an agency basis for WHEDA and State VA. The latter amounted to $34.0 million, $22.6 million, $26.3 million, $30.3 million, and $38.8 million in 2002, 2001, 2000, 1999, and 1998, respectively.*
*(2) Consists of changes in loans in process on single-family, multi-family, and non-residential real estate construction loans.*
*(3) Consists principally of loans secured by mobile homes, recreational and household goods, and deposit accounts, as well as unsecured loans.*
*(4) Consists of $70.7 million in consumer loans, $17.1 million in single-family residential loan, $14.2 million in commercial real estate loans, and $13.5 million in commercial business loans obtained in connection with the acquisition of seven banking offices from other financial institutions.*
*(5) In 2002, consists of single-family adjustable-rate mortgage loans that converted to fixed-rate and were sold by the Corporation in the secondary market.*
*(6) Consists of fixed-rate mortgage loans transferred from loans held for sale at the lower of cost or market to maintain growth in earning assets.*
*(7) Consists principally of real estate foreclosures and changes in allowance for loan losses, discounts, premiums, and deferred fees.*

*Federal Home Loan Bank Stock* The Corporation's FHLB stock increased $27.6 million during the twelve months ended December 31, 2002. The Corporation purchased additional shares of FHLB stock as an alternative to overnight investments.

*Mortgage Servicing Rights* The Corporation's mortgage servicing rights, net of valuation allowances, were $30.2 million and $29.9 million as of December 31, 2002, and 2001, respectively. These amounts were 1.02% and 1.13% of the principal serviced for others, which amounted to $3.0 billion and $2.7 billion at December 31, 2002 and 2001, respectively. The valuation allowance for MSR losses was $3.4 million and $2.6 million at December 31, 2002 and 2001, respectively.

*Intangible Assets* The Corporation's intangible assets increased by $18.9 million or over 75% during the twelve months ended December 31, 2002. This increase was the result of deposit-based intangibles and goodwill created in the acquisitions of banking offices. For additional discussion, refer to Note 6 and 15 of the Corporation's Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

*Deposit Liabilities* The Corporation's deposit liabilities increased by $326 million or 16.1% during the twelve months ended December 31, 2002. Management attributes much of this growth to recent volatility in other financial markets, which has made traditional bank financial offerings more attractive to consumers. Also contributing was aggressive pricing of certificates of deposit by the Corporation in its market areas. The Corporation's deposit liabilities were also impacted by a $34.0 million or over 30% increase in custodial deposit accounts during 2002. The Corporation maintains borrowers' principal and interest payments in such accounts on a temporary basis pending their remittance to the third-party owners of the loans. Balances in these accounts increased substantially in 2002 due to significant increases in loan prepayment activity. Also contributing to the increase in the Corporation's deposit liabilities was the assumption of $154 million of deposit liabilities in connection with the acquisition of seven banking offices from two other financial institutions. For additional discussion, refer to Note 15 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data").

The following table sets forth the composition of the Corporation's deposit liabilities as of December 31 for each of the years indicated.

| *Dollars in thousands* | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Amount | Weighted Average Rate | Amount | Weighted Average Rate | Amount | Weighted Average Rate |
| Regular savings accounts | $159,724 | 0.25% | $141,548 | 1.11% | $103,662 | 1.49% |
| Interest-bearing checking accounts | 138,650 | 0.54 | 101,679 | 0.63 | 80,594 | 0.85 |
| Non-interest bearing checking accounts | 356,357 | - | 285,591 | - | 161,602 | - |
| Money market accounts | 241,114 | 0.90 | 214,604 | 1.80 | 154,399 | 4.22 |
| Variable-rate IRA accounts | 4,120 | 0.51 | 4,017 | 1.88 | 2,827 | 3.94 |
| Certificates of deposit | 1,455,183 | 3.74 | 1,281,814 | 5.19 | 1,196,168 | 6.45 |
| Total | $2,355,148 | 2.45% | $2,029,254 | 3.58% | $1,699,252 | 5.06% |

At December 31, 2002, certificates of deposit in denominations of $100,000 or more amounted to $195 million and mature as follows: $31.8 million within three months, $34.0 million over three through six months, $87.3 million over six through 12 months, $18.0 million over 12 through 24 months, and $24.2 million over 24 months. At December 31, 2002, certificates of deposits issued through third-party broker-dealers amounted to $5.3 million, all of which was scheduled to mature within six months.

*FHLB Advances and All Other Borrowings* The Corporation's FHLB advances and other borrowings decreased by $49.8 million or 10.7% during the year ended December 31, 2002. During 2002, the Corporation did not incur any new borrowings from the FHLB. Rather, $66.8 million in term advances were repaid. Other borrowings increased by $17.0 million in 2002. These funds were principally used to purchase treasury stock.

The following table presents certain information regarding the Corporation's short-term borrowings (original maturity of less than one year) at or for each of the years indicated.

| *Dollars in thousands* | 2002 | 2001 | 2000 |
|---|---|---|---|
| FHLB advances: | | | |
| Average balance outstanding *(1)* | $2,885 | $35,006 | $51,828 |
| Maximum amount outstanding at any month-end during the period | 12,500 | 112,080 | 201,273 |
| Balance outstanding at end of period | - | 12,500 | 10,545 |
| Average interest rate during the period *(2)* | 2.61% | 4.50% | 6.42% |
| Weighted-average interest rate at the end of period | - | 2.61% | 6.74% |
| Securities sold under agreements to repurchase: | | | |
| Average balance outstanding *(1)* | - | $36,923 | $71,154 |
| Maximum amount outstanding at any month-end during the period | - | 100,000 | 100,000 |
| Balance outstanding at end of period | - | - | 100,000 |
| Average interest rate during the period *(2)* | - | 6.66% | 6.45% |
| Weighted-average interest rate at the end of period | - | - | 6.68% |
| Federal funds purchased: | | | |
| Average balance outstanding *(1)* | - | $10,769 | $15,385 |
| Maximum amount outstanding at any month-end during the period | - | 20,000 | 20,000 |
| Balance outstanding at end of period | - | - | 20,000 |
| Average interest rate during the period *(2)* | - | 5.15% | 6.72% |
| Weighted-average interest rate at the end of period | - | - | 6.77% |
| Total short-term borrowings: | | | |
| Average balance outstanding *(1)* | $2,885 | $82,698 | $138,367 |
| Maximum amount outstanding at any month-end during the period | 12,500 | 191,155 | 221,273 |
| Balance outstanding at end of period | - | 12,500 | 130,545 |
| Average interest rate during the period *(2)* | 2.61% | 5.55% | 6.47% |
| Weighted-average interest rate at the end of period | - | 2.61% | 6.70% |

*(1) Calculated using month-end balances.*
*(2) Calculated using month-end average interest rates.*

*Non-Performing Assets* The Corporation's non-performing assets (consisting of non-accrual loans, real estate acquired through foreclosure or deed-in-lieu thereof, and real estate in judgment) amounted to $9.1 million or 0.30% of total assets at December 31, 2002, compared to $8.5 million or 0.31% at December 31, 2001. The increase in non-performing assets in 2002 was due in part to an overall increase in loans on non-accrual status, particularly consumer loans. These increases, along with an $884,000 increase in real estate in judgment and real estate acquired through foreclosure, were principally caused by a general deterioration in overall economic conditions in 2002. With respect to real estate in judgment and real estate acquired through foreclosure, management does not expect to incur significant losses. However, there can be no assurances.

The following table contains information regarding the Corporation's non-performing assets as of December 31 for each of the years indicated.

| *Dollars in thousands* | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Non-accrual loans: | | | | | |
| Single-family mortgage loans | $2,307 | $3,078 | $2,065 | $862 | $770 |
| Commercial real estate loans | 77 | 373 | - | - | - |
| Consumer loans | 2,605 | 2,040 | 1,069 | 191 | 341 |
| Commercial business loans | 376 | 164 | - | - | - |
| Total non-accrual loans | 5,365 | 5,655 | 3,134 | 1,053 | 1,111 |
| Real estate owned and in judgment | 3,731 | 2,847 | 1,222 | 1,091 | 1,264 |
| Total non-performing assets | $9,096 | $8,502 | $4,356 | $2,144 | $2,375 |
| Ratio of non-accrual loans to loans held for investment | 0.26% | 0.31% | 0.18% | 0.07% | 0.09% |
| Ratio of total non-performing assets to total assets | 0.30% | 0.31% | 0.19% | 0.10% | 0.13% |
| Ratio of total allowance for loan and real estate losses to total non-performing assets | 130% | 120% | 188% | 365% | 330% |

*Note: there were no non-performing education loans as of December 31 for any of the years presented.*

In addition to non-performing assets, at December 31, 2002, management was closely monitoring $22.6 million in assets, which it had classified as doubtful or substandard. This compares to $10.3 million in such assets at December 31, 2001. The increase in 2002 was due primarily to the classification of $8.8 million in commercial business loans during 2002, principally attributable to the ACB and Rochester acquisitions. Also contributing to the increase in 2002 was the classification of $4.5 million in commercial real estate as substandard in the fourth quarter. Although these loans were performing in accordance with their terms, management of the Corporation deemed their classification prudent after consideration of factors such as declines in the valuation of associated collateral, reductions in occupancy rates, and deteriorating economic conditions. Management does not expect to incur a significant loss on these loans at this time, although there can be no assurances.

Liquidity and Capital Resources

The Corporation's primary sources of funds are deposits obtained through its branch office network, borrowings from the FHLB and other sources, amortization, maturity, and prepayment of outstanding loans and investments, and sales of loans and other assets. During 2002, 2001, and 2000, the Corporation used these sources of funds to fund loan commitments, purchase loans and mortgage-related securities, and cover maturing liabilities and deposit withdrawals. At December 31, 2002, the Corporation had $1.1 billion in time deposits, and $171 million in FHLB advances that were scheduled to mature within one year. In addition, the Corporation had approved loan commitments and undisbursed commitments on construction loans outstanding as of the same date. Management believes that the Corporation has adequate resources to fund all of these obligations or commitments, that all of these obligations or commitments will be funded by the required date, and that the Corporation can adjust the rates it offers on certificates of deposit to retain such deposits in changing interest rate environments. Under FHLB lending and collateralization guidelines, the Corporation had approximately $397 million in unused borrowing capacity at the FHLB as of December 31, 2002. The Corporation also had $78 million in unused lines of credit with other financial institutions as of the same date.

The Corporation's stockholders' equity ratio as of December 31, 2002, was 6.79% of total assets. The Corporation's long-term objective is to maintain its stockholders' equity ratio at approximately 7.0%, which is consistent with the Corporations long-term objectives for return on equity of at least 15% per year and return on assets of at least 1% per year. The Corporation's equity ratio is below its target range as of December 31, 2002, primarily as a result of growth in assets during the year, as well as stock repurchases. The Corporation expects its equity ratio to return to its target range during the next 12 to 24 months, although there can be no assurances. The Corporation's tangible stockholders' equity ratio was 5.42% as of December 31, 2002.

The Bank is also required to maintain specified amounts of capital pursuant to regulations promulgated by the OTS and the FDIC. The Bank's objective is to maintain its regulatory capital in an amount sufficient to be classified in the highest regulatory capital category (i.e., as a "well-capitalized" institution). At December 31, 2002, the Bank's regulatory capital exceeded all regulatory minimum requirements, as well as the amount required to be classified as a "well-capitalized" institution. For additional discussion, refer to Note 12 of the Corporation's Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

The Corporation paid cash dividends of $10.1 million, $8.9 million, and $7.7 million during the years ended December 31, 2002, 2001, and 2000, respectively. These amounts equated to dividend payout ratios of 29.1%, 31.2%, and 33.3% of the net income in such periods, respectively. It is the Corporation's objective to maintain its dividend payout ratio in a range of 25% to 35% of net income, which is consistent with the Corporation's long-term earnings and asset growth rate objectives of 10% per year. However, the Corporation's dividend policy and/or dividend payout ratio will be impacted by considerations such as the level of stockholders' equity in relation to the Corporation's stated goal, as previously described, regulatory capital requirements for the Bank, as previously described, and certain dividend restrictions in effect for the Bank (for additional discussion refer to Note 12 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data") . Furthermore, unanticipated or non-recurring fluctuations in earnings may impact the Corporation's ability to pay dividends and/or maintain a given dividend payout ratio.

On January 28, 2003, the Corporation's Board of Directors approved a regular quarterly dividend of $0.13 per share payable on March 13, 2003, to shareholders of record on February 20, 2003.

During 2002, the Corporation repurchased 713,144 shares of its common stock under its 2000 stock repurchase plan (the "2000 Plan") at a cost of $13.8 million. As of December 31, 2002, 191,116 shares remain to be purchased under the 2000 plan. In April 2002, the Corporation's Board of Directors extended the 2000 Plan for another twelve months and adopted another stock repurchase plan (the "2002 Plan") that authorizes the repurchase of up to 1,001,678 shares or approximately 5% of the Corporation's outstanding common stock. The 2002 Plan has a twelve-month term and authorizes the Corporation to repurchase shares from time-to-time in open-market transactions as, in the opinion of management, market conditions warrant. The repurchased shares will be held as treasury stock and will be available for general corporate purposes. For additional discussion, refer to Note 12 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data".

During 2002, the Corporation reissued 201,647 shares of common stock out of its inventory of treasury stock with a cost basis of approximately $3.6 million. In general, these shares were issued upon the exercise of stock options by, or the issuance of restricted stock to, employees and directors of the Corporation.

## Item 7A--Quantitative and Qualitative Disclosures about Market Risk

The Corporation manages the exposure of its operations to changes in interest rates ("interest rate risk" or "market risk") by monitoring its ratios of interest-earning assets to interest-bearing liabilities within one- and three-year maturities and/or repricing dates (i.e., its one- and three-year "gaps"). Management has sought to control the Corporation's one- and three-year gaps, thereby limiting the affects of changes in interest rates on its future earnings, by selling substantially all of its long-term, fixed-rate, single-family mortgage loan production, investing in adjustable-rate single-family mortgage loans, investing in consumer, education, and commercial business loans, which generally have shorter terms to maturity and/or floating rates of interest, and investing in commercial real estate loans, which also tend to have shorter terms to maturity and/or floating rates of interest. The Corporation also invests from time-to-time in adjustable-rate and short- and medium-term fixed-rate CMOs and MBSs. As a result of this strategy, the Corporation's exposure to interest rate risk is significantly impacted by its funding of the aforementioned asset groups with deposit liabilities and FHLB advances that tend to have average terms to maturity of less than one year or carry floating rates of interest.

In general, it is management's long-term goal to maintain the Corporation's one-year gap in a range of +/- 30% and its three-year gap in a range of +/- 10%, although typically the Corporations' one- and three-year gaps will be negative. Management believes this strategy takes advantage of the fact that market yield curves tend to be upward sloping, which increases the spread between the Corporation's earning assets and interest-bearing liabilities. Furthermore, management of the Corporation does not believe that this strategy exposes the Corporation to unacceptable levels of interest rate risk as evidenced by the fact that the Corporation's three-year gap is generally maintained in a narrow band around zero, which implies that the Corporation is exposed to little interest rate risk over a three-year horizon. In addition, it should be noted that for purposes of its gap analysis, the Corporation classifies its interest-bearing checking, savings, and money market deposits in the shortest category, due to their potential to reprice. However, it is the Corporation's experience that these deposits do not reprice as quickly or to the same extent as other financial instruments, especially in a rising rate environment. In addition, the Corporation classifies certain FHLB advances that are redeemable prior to maturity (at the option of the FHLB) according to their redemption dates, which are earlier than their maturity dates.

The following table summarizes the Corporation's gap as of December 31, 2002.

| Dollars in thousands | 6 Months or Less | More Than 6 Months to 1 Year | More Than 1 Year to 3 Years | More Than 3 Years to 5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|---|
| Interest-earning assets: | | | | | | |
| Mortgage loans: | | | | | | |
| Fixed | $144,351 | $55,129 | $53,869 | $15,706 | $5,393 | $274,448 |
| Adjustable | 254,979 | 239,302 | 414,362 | 199,199 | 1,842 | 1,109,684 |
| Consumer and education loans | 373,330 | 68,396 | 153,603 | 62,414 | 35,127 | 692,870 |
| Commercial business loans | 31,990 | 15,296 | 21,477 | 2,659 | 16 | 71,438 |
| Mortgage-backed and related securities | 307,925 | 68,392 | 12,787 | 54 | 25 | 389,183 |
| Other earning assets | 235,389 | - | - | - | - | 235,389 |
| Total | $1,347,964 | $446,515 | $656,098 | $280,032 | $42,403 | $2,773,012 |
| Interest-bearing liabilities: | | | | | | |
| Deposits liabilities: | | | | | | |
| Regular savings and checking accounts | $298,367 | - | - | - | - | $298,367 |
| Money market deposit accounts | 241,121 | - | - | - | - | 241,121 |
| Variable-rate IRA accounts | 4,120 | - | - | - | - | 4,120 |
| Time deposits | 438,007 | $653,509 | $278,906 | $84,761 | - | 1,455,183 |
| FHLB advances and other borrowings | 272,594 | 70,004 | 50,015 | 25,000 | - | 417,613 |
| Total | $1,254,209 | $723,513 | $328,921 | $109,761 | - | $2,416,404 |
| Excess (deficiency) of earning assets over interest-bearing liabilities | $93,755 | ($276,998) | $327,177 | $170,271 | $42,403 | |
| Cumulative excess (deficiency) of earning assets over interest-bearing liabilities | $93,755 | ($183,243) | $143,934 | $314,205 | $356,608 | |
| Cumulative excess (deficiency) of earning assets over interest-bearing liabilities as a percent of total assets | 3.10% | -6.06% | 4.76% | 10.38% | 11.79% | |
| Cumulative earning assets as a percentage of interest-bearing liabilities | 107.48% | 90.73% | 106.24% | 113.00% | 114.76% | |

*Note: If redeemable FHLB advances, interest-bearing checking, and regular savings deposits were deemed to reprice after one year, the Corporation's one-year funding gap would have been 8.93% as of December 31, 2002, which compares to 5.79% and -3.25% as of December 31, 2001 and 2000, respectively.*

The Corporation's one-year gap was –6.06% at December 31, 2002, compared to –11.63% and –20.65% at December 31, 2001 and 2000, respectively. The decline in the Corporation's negative one-year gap in 2002 and 2001 was primarily attributable to an increase in overnight and short-term investments, a shortening of the weighted-average lives all of the Corporation's mortgage-related assets due to declining interest rates, and in 2001, an increase in time deposits and FHLB advances maturing beyond one year.

Certain shortcomings are inherent in using gap to quantify exposure to interest rate risk. For example, although certain assets and liabilities may have similar maturities or repricings in the table, they may react differently to actual changes in market interest rates. This is especially true for assets such as mortgage loans that have embedded prepayment options and liabilities that have early redemption features. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. This is especially true in circumstances where management has a certain amount of control over interest rates, as it does in the case of deposit liabilities. Additionally, certain assets such as adjustable-rate mortgage loans have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Furthermore, the proportion of adjustable-rate loans in the Corporation's portfolio may change as interest rates change due to changes in borrowers' preferences.

Although management believes that its asset/liability management strategies reduce the potential effects of changes in interest rates on the Corporation's operations, material and prolonged increases in interest rates may adversely affect the Corporation's operations because the Corporation's interest-bearing liabilities which mature or reprice within one year are greater than the Corporation's interest-earning assets which mature or reprice within the same period. Alternatively, material and prolonged decreases in interest rates may benefit the Corporation's operations.

The Corporation does not use derivative financial instruments such as futures, swaps, caps, floors, options, interest- or principal-only strips, or similar financial instruments to manage its interest rate risk. However, the Corporation does use forward sales of MBSs and other commitments of a similar nature to manage exposure to market risk in its "pipeline" of single-family residential loans intended for sale. This pipeline consists of mortgage loans that are held for sale as of the balance sheet date as well as commitments to originate mortgage loans that are intended for sale, but are not closed as of the balance sheet date. Loans held for sale are generally matched against forward sales that require delivery within 30 to 60 days of the balance sheet date. The Corporation's policy is to match substantially all of its pipeline with forward sales. These forward sales generally require delivery within 30 to 60 days. Given these policies, as well as the short-term nature of the Corporation's pipeline and its related forward sales, management believes these financial instruments pose little market risk to the Corporation.

The Corporation is required by the OTS to estimate the sensitivity of its net portfolio value of equity ("NPV") to immediate and sustained changes in interest rates and to measure such sensitivity on at least a quarterly basis. NPV is defined as the estimated net present value of an institution's existing assets, liabilities, and off-balance sheet instruments at a given level of market interest rates. Computation of the estimated net present value of assets, liabilities, and off-balance sheet instruments requires management to make numerous assumptions with respect to such items. These assumptions include, but are not limited to, appropriate discount rates, loan prepayment rates, deposit decay rates, etc., for each interest rate scenario. In general, the Corporation has used substantially the same assumptions for computing the net present value of financial assets and liabilities in the base scenario as it uses in preparing the fair value disclosures required under GAAP (refer to Notes 1 and 13 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data"). Computations of net present values for other interest rate scenarios follow the same basic approach except that discount rates, loan prepayment rates, and other assumptions are adjusted accordingly. The net present values of non-financial assets and liabilities are generally estimated to be equal to their carrying values under all interest rate scenarios as permitted by OTS regulations. With respect to off-balance sheet items, the Corporation generally relies on estimates of value provided by the OTS. The same is true for certain other assets such as deposit-based intangibles.

The following table summarizes as of December 31, 2002 and 2001, the sensitivity of the Corporation's NPV to immediate and sustained changes in interest rates, as shown (parallel shifts in the term structure of interest rates are assumed as permitted by OTS regulations; dollars are presented in millions).

| | Estimated NPV | |
|---|---|---|
| Change in Interest Rates | 12/31/02 | 12/31/01 |
| 200 basis point increase | $217.4 | $229.1 |
| Base scenario | 217.6 | 236.1 |
| 100 basis point decline | 209.3 | 225.6 |

Certain shortcomings are inherent in using NPV to quantify exposure to market risk. For example, actual and future values of assets, liabilities, and off-balance sheet items will differ from those determined by the model for a variety of reasons to include, but not limited to, differences in actual market discount rates, differences in actual loan prepayment activity, and differences in deposit customers' responses to changes in interest rates and the resulting impact on the Corporation's offering rates. Furthermore, the analysis does not contemplate future shifts in asset or liability mix or any actions management may take in response to changes in interest rates. As a result of these shortcomings, it is unlikely that actual or future values of the Corporation's assets, liabilities, and off-balance sheet items are or will be equal to those presented in the NPV analysis.

## Item 8--Financial Statements and Supplementary Data

*Audited Consolidated Financial Statements*

### Consolidated Statements of Financial Condition
December 31, 2002 and 2001

| ASSETS | 2002 | 2001 |
|---|---|---|
| Cash and due from banks | $84,482,722 | $70,756,705 |
| Interest-bearing deposits with banks | 179,755,367 | 98,233,160 |
| Investment securities available for sale, at fair value | - | 35,461,500 |
| Mortgage-backed and related securities: | | |
| Available for sale, at fair value | 366,075,106 | 305,979,912 |
| Held for investment, at cost (fair value of $30,192,176 and $134,937,344, respectively) | 30,029,690 | 134,010,248 |
| Loans held for sale | 50,237,199 | 56,109,442 |
| Loans held for investment, net | 2,100,641,557 | 1,851,316,436 |
| Federal Home Loan Bank stock | 55,634,400 | 28,063,300 |
| Accrued interest receivable, net | 17,522,581 | 19,016,429 |
| Office properties and equipment | 35,647,335 | 30,653,310 |
| Mortgage servicing rights, net | 30,171,341 | 29,908,769 |
| Intangible assets | 43,818,386 | 24,946,280 |
| Other assets | 31,608,545 | 33,254,152 |
| Total assets | $3,025,624,228 | $2,717,709,643 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| Deposit liabilities | $2,355,148,292 | $2,029,254,047 |
| Federal Home Loan Bank advances | 400,600,000 | 467,415,000 |
| Other borrowings | 17,012,682 | 32,311 |
| Advance payments by borrowers for taxes and insurance | 11,906,038 | 1,640,142 |
| Accrued interest payable | 3,119,227 | 4,063,741 |
| Other liabilities | 32,385,986 | 22,906,699 |
| Total liabilities | 2,820,172,225 | 2,525,311,940 |
| Preferred stock, $0.10 par value (5,000,000 shares authorized, none outstanding) | - | - |
| Common stock, $0.10 par value (100,000,000 shares authorized, 20,215,933 and 20,200,829 shares issued, respectively) | 2,021,593 | 2,020,083 |
| Additional paid-in capital | 46,577,431 | 46,607,845 |
| Retained earnings | 165,628,148 | 141,717,089 |
| Treasury stock, at cost (511,497 and 0 shares, respectively) | (10,178,374) | - |
| Unearned restricted stock | (32,083) | (87,083) |
| Accumulated non-owner adjustments to equity, net | 1,435,289 | 2,139,769 |
| Total stockholders' equity | 205,452,003 | 192,397,703 |
| Total liabilities and stockholders' equity | $3,025,624,228 | $2,717,709,643 |

*Refer to accompanying Notes to Consolidated Financial Statements.*

## Consolidated Statements of Operations
Years Ended December 31, 2002, 2001, and 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest on loans | $137,611,379 | $144,007,080 | $134,454,432 |
| Interest on mortgage-backed and related securities | 18,470,156 | 24,060,467 | 24,516,300 |
| Interest and dividends on investments | 5,168,808 | 3,465,094 | 2,465,456 |
| Total interest income | 161,250,343 | 171,532,641 | 161,436,188 |
| Interest on deposit liabilities | 57,082,939 | 83,584,616 | 73,587,725 |
| Interest on FHLB advances and other borrowings | 22,642,672 | 24,745,757 | 28,308,198 |
| Total interest expense | 79,725,611 | 108,330,373 | 101,895,922 |
| Net interest income | 81,524,732 | 63,202,268 | 59,540,266 |
| Provision for loan losses | 3,468,063 | 1,763,391 | 1,008,780 |
| Net interest income after provision for loan losses | 78,056,669 | 61,438,877 | 58,531,486 |
| Community banking revenue | 33,598,092 | 29,010,521 | 25,170,767 |
| Mortgage banking revenue | 27,474,147 | 18,264,355 | 7,265,026 |
| Gain (loss) on sale of investments and other assets | (166,264) | 63,190 | 1,385,591 |
| Other income | 2,729,075 | 2,189,240 | 1,811,167 |
| Total non-interest income | 63,635,051 | 49,527,306 | 35,632,550 |
| Compensation and employee benefits | 52,985,416 | 40,152,644 | 35,246,002 |
| Occupancy and equipment | 10,717,300 | 8,721,140 | 7,827,333 |
| Communications, postage, and office supplies | 6,407,854 | 5,256,205 | 4,304,790 |
| ATM and debit card transaction costs | 4,005,468 | 3,241,996 | 2,927,597 |
| Advertising and marketing | 3,298,384 | 2,588,745 | 2,377,953 |
| Amortization of intangibles | 698,411 | 1,084,974 | 1,027,761 |
| Other expenses | 9,265,480 | 6,073,769 | 4,538,896 |
| Total non-interest expense | 87,378,312 | 67,119,473 | 58,250,331 |
| Income before income taxes | 54,313,408 | 43,846,710 | 35,913,705 |
| Income tax expense | 19,397,866 | 15,398,485 | 12,769,829 |
| Net income | $34,915,542 | $28,448,225 | $23,143,876 |

| Per share information | 2002 | 2001 | 2000 |
|---|---|---|---|
| Diluted earnings per share | $1.73 | $1.51 | $1.25 |
| Basic earnings per share | 1.76 | 1.52 | 1.26 |
| Dividends paid per share | 0.51 | 0.47 | 0.42 |

*Refer to accompanying Notes to Audited Consolidated Financial Statements.*

## Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002, 2001, and 2000

| | Common Stock and Additional Paid-In Capital | Retained Earnings | Treasury Stock | Unearned Restricted Stock | Accumulated Non-Owner Adjustments to Equity | Total |
|---|---|---|---|---|---|---|
| Balance at December 31, 1999 | $36,534,227 | $106,929,097 | ($14,388,670) | ($591,183) | ($1,208,245) | $127,275,226 |
| Net income | | 23,143,876 | | | | 23,143,876 |
| Securities valuation adjustment, net of income taxes | | | | | 3,571,132 | 3,571,132 |
| Net income and non-owner adjustments to equity | | | | | | 26,715,008 |
| Dividends paid | | (7,699,035) | | | | (7,699,035) |
| Exercise of stock options | | (417,520) | 809,879 | | | 392,359 |
| Restricted stock award | | 4,688 | 160,312 | (165,000) | | - |
| Purchase of treasury stock | | | (1,708,663) | | | (1,708,663) |
| Amortization of restricted stock | | 960,500 | | 614,100 | | 1,574,600 |
| Balance at December 31, 2000 | 36,534,227 | 122,921,606 | (15,127,142) | (142,083) | 2,362,887 | 146,549,495 |
| Net income | | 28,448,225 | | | | 28,448,225 |
| Securities valuation adjustment, net of income taxes | | | | | (214,539) | (214,539) |
| Reclassification adjustment for gain on securities included in income, net of income taxes | | | | | (8,579) | (8,579) |
| Net income and non-owner adjustments to equity | | | | | | 28,225,107 |
| Common stock issued for acquisition | 12,085,017 | | 16,518,776 | | | 28,603,793 |
| Dividends paid | | (8,866,148) | | | | (8,866,148) |
| Exercise of stock options | 8,684 | (1,508,794) | 1,821,742 | | | 321,632 |
| Purchase of treasury stock | | | (3,213,376) | | | (3,213,376) |
| Amortization of restricted stock | | 722,200 | | 55,000 | | 777,200 |
| Balance at December 31, 2001 | 48,627,928 | 141,717,089 | - | (87,083) | 2,139,769 | 192,397,703 |
| Net income | | 34,915,542 | | | | 34,915,542 |
| Securities valuation adjustment, net of income taxes | | | | | 79,296 | 79,296 |
| Reclassification adjustment for loss on securities included in income, net of income taxes | | | | | 108,072 | 108,072 |
| Additional minimum pension liability, net of income taxes | | | | | (891,848) | (891,848) |
| Net income and non-owner adjustments to equity | | | | | | 34,211,062 |
| Dividends paid | | (10,145,762) | | | | (10,145,762) |
| Exercise of stock options | (28,904) | (1,746,936) | 3,591,732 | | | 1,815,892 |
| Purchase of treasury stock | | | (13,770,106) | | | (13,770,106) |
| Amortization of restricted stock | | 888,214 | | 55,000 | | 943,214 |
| Balance at December 31, 2002 | $48,599,024 | $165,628,148 | ($10,178,374) | ($32,083) | $1,435,289 | $205,452,003 |

*Refer to accompanying Notes to Audited Consolidated Financial Statements.*

## Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001, and 2000

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $34,915,542 | $28,448,225 | $23,143,876 |
| Adjustments to reconcile net income to net cash provided (used) by operations: | | | |
| Provision for loan and real estate losses | 3,415,158 | 1,807,782 | 1,069,996 |
| Increase (decrease) in mortgage servicing rights valuation allowance | 750,000 | (66,643) | - |
| Net loan costs deferred | (3,932,341) | (2,740,892) | (1,349,652) |
| Amortization of mortgage servicing rights | 25,273,796 | 15,970,764 | 3,606,592 |
| Other amortization | 6,887,848 | 2,891,259 | 2,578,123 |
| Depreciation | 3,319,594 | 2,586,951 | 2,573,353 |
| Gains on sales of mortgage loans | (42,208,187) | (24,372,880) | (2,539,739) |
| Loss (gain) on sales of investments and other assets | 166,264 | (63,190) | (1,385,591) |
| Decrease (increase) in accrued interest receivable | 1,901,575 | 1,610,828 | (4,280,167) |
| Increase (decrease) in accrued interest payable | (1,465,034) | (1,449,262) | 1,531,595 |
| Increase in current and deferred income taxes | 1,473,902 | 3,990,480 | 351,772 |
| Other accruals and prepaids, net | (2,094,992) | 435,401 | (663,059) |
| Net cash provided by operations before loan originations and sales | 28,403,125 | 29,048,823 | 24,637,099 |
| Loans originated for sale | (1,713,628,833) | (1,252,070,158) | (142,985,217) |
| Sales of loans originated for sale or transferred from held for investment | 1,858,340,739 | 1,390,901,215 | 150,876,533 |
| Net cash provided by operations | 173,115,031 | 167,879,880 | 32,528,415 |
| Cash flows from investing activities: | | | |
| Decrease (increase) in interest-bearing deposits with banks | (81,522,207) | (75,614,559) | 4,735,769 |
| Purchases of investment securities | - | (35,553,880) | - |
| Maturities of investment securities | - | 100,000 | 100,000 |
| Sales of investment securities | 35,098,150 | 21,823,808 | - |
| Purchases of mortgage-backed and related securities available for sale | (363,914,125) | (167,327,646) | - |
| Principal repayments on mortgage-backed and related securities available for sale | 302,304,690 | 193,046,784 | 58,228,257 |
| Sales of mortgage-backed and related securities available for sale | - | 7,408,541 | - |
| Purchases of mortgage-backed and related securities held for investment | - | (100,780,023) | - |
| Principal repayments on mortgage-backed and related securities held for investment | 102,986,604 | 43,826,047 | 26,567,249 |
| Loans originated for investment | (1,056,138,397) | (701,594,833) | (731,349,977) |
| Loans purchased for investment | (302,834,697) | (178,103,908) | (21,675,836) |
| Loan principal repayments | 1,102,340,559 | 742,073,665 | 356,507,215 |
| Sales of education loans | - | 1,384,322 | 4,996,708 |
| Increase in Federal Home Loan Bank stock | (27,571,100) | (1,671,500) | (3,056,800) |
| Additions to office properties and equipment | (7,524,801) | (6,388,322) | (4,931,478) |
| Purchase of net assets of other financial institutions | (7,914,840) | (25,623,980) | - |
| Purchase of bank-owned life insurance | - | (15,000,000) | - |
| Other, net | 1,746,398 | (11,529,079) | 1,377,132 |
| Net cash used by investing activities | (302,943,766) | (309,524,563) | (308,501,761) |
| Cash flows from financing activities: | | | |
| Increase in deposit liabilities | 172,343,825 | 202,008,108 | 227,992,689 |
| Purchased deposit liabilities | 25,290,037 | - | - |
| Long-term advances from Federal Home Loan Bank | - | 162,500,000 | 185,000,000 |
| Repayment of long-term Federal Home Loan Bank advances | (54,315,000) | (53,245,000) | (95,400,000) |
| Decrease in short-term Federal Home Loan Bank borrowings | (12,500,000) | (23,045,000) | (165,728,000) |
| Increase (decrease) in securities sold under agreements to repurchase | - | (100,000,000) | 100,000,000 |
| Decrease in federal funds purchased | - | (20,000,000) | - |
| Increase (decrease) in other borrowings | 16,980,371 | (2,609,059) | (2,605,331) |
| Increase (decrease) in advance payments by borrowers for taxes and insurance | 10,236,607 | 529,901 | (4,384,104) |
| Common stock issued for acquisition | - | 28,603,793 | - |
| Purchase of treasury stock | (13,770,106) | (3,213,376) | (1,708,663) |
| Dividends paid | (10,145,762) | (8,866,148) | (7,699,035) |
| Other, net | 9,434,780 | 4,292,350 | 385,588 |
| Net cash provided by financing activities | 143,554,752 | 186,955,569 | 235,853,144 |
| Net increase (decrease) in cash and due from banks | 13,726,017 | 45,310,886 | (40,120,202) |
| Cash and due from banks at beginning of period | 70,756,705 | 25,445,819 | 65,566,021 |
| Cash and due from banks at end of period | $84,482,722 | $70,756,705 | $25,445,819 |
| Supplemental disclosures of cash flow information: | | | |
| Interest and dividends received on loans and investments | $163,151,918 | $173,143,469 | $157,156,021 |
| Interest paid on deposits and borrowings | 81,190,645 | 109,779,635 | 100,364,327 |
| Income taxes paid | 18,534,887 | 11,408,441 | 12,559,751 |
| Income taxes refunded | 616,089 | 1,454 | 141,693 |
| Transfer of loans from held for investment to held for sale | 119,630,789 | 165,583,373 | 23,743,254 |
| Mortgage-backed securities swaps | - | - | 132,280,050 |

*Refer to accompanying Notes to Audited Consolidated Financial Statements.*

*Notes to Audited Consolidated Financial Statements*

NOTE 1--Summary of Significant Accounting Policies

*Business* The Corporation provides a wide range of financial services to individuals and businesses in Wisconsin, south-eastern Minnesota, and northern Illinois through its wholly-owned subsidiary bank. The Corporation is subject to competition from other financial institutions and markets. The Corporation, the Bank, and the Bank's subsidiaries are also subject to the regulations of certain governmental agencies and undergo periodic examinations by those regulatory authorities.

*Basis of Financial Statement Presentation* The accounting and reporting policies of the Corporation, the Bank, and the Bank's subsidiaries conform to GAAP and to general practices within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

*Principles of Consolidation* The consolidated financial statements include the accounts and balances of the Corporation, the Bank, and the Bank's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

*Investment Securities, Mortgage-Backed and Related Securities, and Stock Held for Regulatory Purposes* Investment securities and mortgage-backed and related securities, are classified in one of two categories and accounted for as follows: (1) securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held for investment" and reported at amortized cost; (2) securities not classified as "held for investment" are classified as "available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as non-owner adjustments to equity, net of estimated income taxes. Management determines the appropriate classification for its securities at the time of purchase. The specific identification method is used to determine the cost of securities sold. The Corporation does not maintain a trading account for investment securities or mortgage-backed and related securities. Stock of the FHLB is primarily owned due to regulatory requirements and is carried at cost.

*Interest on Loans* Interest income is accrued on loan balances outstanding. Accrued interest on impaired loans is reversed when management determines that the collection of interest or principal is considered unlikely. In general, this occurs when a loan is 90 days past due. Interest income is subsequently recognized only to the extent cash payments are received. Loans are restored to accrual status when the obligation is brought current and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

*Discounts, Premiums, and Deferred Loan Fees and Costs* Discounts and premiums on loans are amortized over the life of the related loans using a method that approximates the level-yield method. Loan origination fees and certain direct loan origination costs are deferred and amortized over the life of the related loans as an adjustment of yield. Such fees and costs are amortized using a method that approximates the level-yield method.

*Loans Held for Sale, Derivative Instruments, and Hedging Activities* In January 2001, the Corporation adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This standard established new rules for the recognition and measurement of derivatives and hedging activities and required all derivatives to be recorded in the Statement of Financial Condition at fair value. The adoption of this standard did not have a material impact on the Corporation's financial condition or results of operations.

The Corporation does not use derivative instruments such as futures, swaps, caps, floors, options, interest- or principal-only strips, or similar financial instruments to manage its operations. However, the Corporation does use forward sales of MBSs and other commitments of a similar nature to manage exposure to market risk in its "pipeline" of single-family residential loans intended for sale. Forward sales are derivative instruments and are subject to the rules established by SFAS 133. In addition, commitments to extend credit that relate to loans the Corporation intends to sell ("interest rate commitments") are also considered to be derivative instruments under

SFAS 133. The Corporation's policy is to offset substantially all of its exposure to market risk in its pipeline of loans intended for sale against forward sales.

Single-family residential loans held for sale that are matched against a forward sale are accounted for using the "fair value hedge method". Accordingly, the loans and the forward sales are valued on a quarterly basis and net unrealized gains or losses are recorded in the current period's earnings. Loans held for sale that are not matched against forward sales are carried at the lower of aggregate cost or market. Net unrealized losses on these loans, if any, are recorded in the current period's earnings. In general, the Corporation does not maintain a material amount of loans held for sale that are not matched against forward sales.

Interest rate commitments on loans the Corporation intends to sell, forward sales matched against such commitments, and forward sales that are not matched against a loan or interest rate commitment are valued on a quarterly basis. Net unrealized gains or losses associated with such derivative instruments are recorded in the current period's earnings.

Net unrealized gains or losses associated with the Corporation's pipeline are included in gain on sale of mortgage loans, which is a component of mortgage banking revenue. Net unrealized gains and/or losses on the Corporation's pipeline were not material during any of the periods presented in the Corporation's Statements of Operations.

***Securitizations and Sales of Mortgage Loans*** The Corporation sells substantially all of the fixed-rate single-family mortgage loans it originates, including adjustable-rate loans that convert to fixed-rate loans. These sales are accomplished through cash sales to FHLMC, FNMA, FHLB, and other third-party investors, as well as through securitizations with FHLMC and FNMA. In general, MBSs received from FHMLC or FNMA in exchange for fixed-rate mortgage loans are sold immediately in the securities market. The gain or loss associated with sales of single-family mortgage loans is recorded as a component of mortgage banking revenue.

Originations and sales of single-family mortgage loans will vary significantly from period to period depending on customer preferences for fixed-rate mortgage loans, customer refinance activity, and/or customer conversions of adjustable-rate loans into fixed-rate loans. Accordingly, the gain or loss associated with sales of single-family mortgage loans may vary substantially from period to period. In general, however, fluctuations in gains or losses on sales of single-family mortgage loans are offset to some degree by opposite changes in the amortization of mortgage servicing rights, which is also recorded as a component of mortgage banking revenue (refer to "Mortgage Servicing Rights", below).

From time-to-time the Corporation also exchanges adjustable-rate mortgage loans held for investment for FHLMC or FNMA MBSs backed by the same loans. The resulting MBSs are classified in the Corporation's Statement of Financial Condition as "mortgage-backed and related securities available for sale". The Corporation continues to service the loans underlying these securities after they are exchanged.

Sales or securitizations of mortgage loans through FHLMC and FNMA are generally done under terms that do not provide for any recourse to the Corporation by the investor. However, in the case of sales to the FHLB, the Corporation retains the credit risk on the underlying loans in exchange for a credit enhancement fee. Furthermore, the Corporation sometimes retains an exposure to credit risk on loans it securitizes into MBSs through FHLMC or FNMA. In these instances, the Corporation records a recourse liability to provide for potential credit losses. Because the loans involved in these transactions are similar to those in the Corporation's loans held for investment, the review of the adequacy of the recourse liability is similar to the review of the adequacy of the allowance for loan losses (refer to "Allowance for Loan Losses", below).

***Mortgage Servicing Rights*** The Corporation continues to service most single-family mortgage loans it sells to third parties. Servicing mortgage loans includes such functions as collecting monthly payments of principal and interest from borrowers, passing such payments through to third-party investors, maintaining escrow accounts for taxes and insurance, and making such payments when they are due. When necessary, servicing mortgage loans also includes functions related to the collection of delinquent principal and interest payments, loan foreclosure proceedings, and disposition of foreclosed real estate. The Corporation generally earns a servicing fee of 25 basis points or more on the outstanding loan balance for performing these services as well as fees and interest income from ancillary sources such as delinquency charges and float. Servicing fee income is recorded as a component of mortgage banking revenue, net of the amortization and charges described in the following paragraphs.

The Corporation records originated mortgage servicing rights ("OMSR") as a component of gain on sale of mortgage loans when the obligation to service such loans has been retained by the Corporation. The initial value recorded for OMSR is based on the relative values of the servicing rights and the underlying loans without the servicing rights. This value approximates the present value of the servicing fee adjusted for expected future costs to service the loans, as well as income and fees expected to be received from ancillary sources, as previously described. The carrying value of OMSR is amortized against service fee income in proportion to estimated gross servicing revenues, net of estimated costs of servicing, adjusted for expected prepayments. In addition to this periodic amortization, the carrying value of OMSR associated with loans that actually prepay is also charged against servicing fee income as amortization. As a result of the latter charges, there may be considerable variation in amortization of OMSR from period to period depending on actual customer prepayment activity. In general, however, variations in the amortization of OMSRs will offset to some degree opposite changes in gains or losses on sales of single-family mortgage loans, as previously described (refer to "Securitizations and Sales of Mortgage Loans", above).

From time-to-time the Corporation also purchases mortgage servicing rights ("PMSR") from third-parties. Similar to originated servicing, the Corporation generally earns a fee of 25 basis points or more for performing duties similar to those described for its own originations. PMSR is recorded at cost and is amortized in a manner similar to that described for OMSR. The Corporation purchases or originates mortgage servicing rights on single-family residential mortgage loans only.

The carrying value of OMSR and PMSR as recorded in the Corporation's Consolidated Statement of Financial Condition (collectively "mortgage servicing rights" or "MSRs") is subject to impairment because of changes in loan prepayment expectations and in market discount rates used to value the future cash flows associated with such assets. In valuing MSRs, the Corporation stratifies the loans by investor and by the type of remittance program sponsored by the investor, if applicable. If, based on a periodic evaluation, the estimated fair value of the MSRs related to a particular stratum is determined to be less than its carrying value, a valuation allowance is recorded against such stratum and against the Corporation's loan servicing fee income, which is included as a component of mortgage banking revenue. A valuation allowance is not recorded if the estimated fair value of a stratum exceeds its carrying value. Because of this inconsistent treatment, the Corporation may be required to maintain a valuation allowance against MSRs even though the estimated fair value of the Corporation's total MSR portfolio exceeds its carrying value in total. In addition, the Corporation may be required to maintain a valuation allowance even though it is unlikely to actually incur an economic loss in future periods because valuation allowances resulting from increases in prepayment expectations are likely to be offset by additional OMSR gains in future periods. The valuation allowance is calculated using the current outstanding principal balance of the related loans, long-term prepayment assumptions as provided by independent sources, a market-based discount rate, and other management assumptions related to future costs to service the loans, as well as ancillary sources of income.

***Allowance for Loan Losses*** The allowance for loan losses is composed of specific and general valuation allowances. The Corporation establishes specific valuation allowances on loans it considers to be impaired and if loss is considered probable. A loan is considered impaired when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or the fair value of the underlying collateral. A specific valuation allowance is established for an amount equal to the impairment. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of non-performing and classified assets; current economic conditions; volume, growth, and composition of the loan portfolio; adverse situations that may affect borrowers' ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. The Corporation's Board of Directors reviews the adequacy of the allowance for loan losses on a quarterly basis. The allowance reflects management's best estimate of the amount necessary to provide for the impairment of loans, as well as other credit risks of the Corporation. The allowance is based on a risk model developed and implemented by management and approved by the Corporation's Board of Directors.

*Real Estate* Real estate acquired through foreclosure or deed in lieu of foreclosure and real estate subject to redemption are recorded at the lower of cost or estimated fair market value, less estimated costs to sell. Costs relating to the development and improvement of the property are capitalized. Income and expenses incurred in connection with holding and operating the property are included in the Corporation's Consolidated Statements of Operations.

*Office Properties and Equipment* Office properties and equipment are recorded at cost less accumulated depreciation, which is provided over the estimated useful lives (five to forty years) of the respective assets on a straight-line basis. The cost of leasehold improvements is being amortized on the straight-line basis over the lesser of the term of the respective lease or the estimated economic life. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recorded in income.

*Goodwill and Intangible Assets* From time-to-time the Corporation has acquired all or a portion of the assets and liabilities of other financial institutions and has paid or received amounts for such assets and liabilities that are not equal to their identifiable fair value. Prior to 2002, a portion of the resulting difference (deposit-based intangible) was amortized to earnings over the estimated remaining lives of the deposit liabilities acquired in these transactions. The remaining amount (goodwill) was amortized over 20 years. On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the new statements. Other identifiable intangible assets continue to be amortized over their useful lives, which include deposit-based intangibles.

In October 2002, the FASB issued Statement of Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions" ("SFAS 147"). Although the Corporation adopted this statement, such had no impact on its financial condition or results of operations.

*Impairment of Long-Lived Assets* In January 2002, Statement of Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS 144") became effective. Although the Corporation has adopted this standard, such had no impact on its financial condition or results of operations.

*Securities Sold Under Agreements to Repurchase* The Corporation occasionally enters into sales of securities under agreements to repurchase with third-party broker-dealers (commonly referred to as "reverse-repurchase agreements"). These arrangements are treated as a financing, and the obligations to repurchase securities sold are reflected as a liability in the Corporation's Consolidated Statement of Financial Condition. The securities underlying the agreements remain in the asset accounts.

Securities sold under reverse repurchase agreements are physically delivered to the broker-dealers that arranged the transactions. The broker-dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations. The Corporation is exposed to risk in these types of transactions in that changes in market prices, economic losses, or other factors could prevent or delay the counter-party in the transaction from returning the securities at the maturity of the agreement. The Corporation limits its exposure to such risk by utilizing standard industry agreements, limiting counter-parties to large, reputable broker-dealers, limiting the amount that can be borrowed from an individual counter-party, and limiting the duration of such agreements (typically one to six months).

*Income Taxes* The Corporation, the Bank, and all but one of the Bank's subsidiaries file a consolidated federal income tax return and separate or consolidated state income tax returns, depending on the state. Income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be reported in the Corporation's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date of the change. A valuation allowance is provided for any deferred tax asset for which it is more likely than not that the asset will not be realized. Changes in valuation allowances are recorded as a component of income.

*Pension Costs and Other Postretirement Benefits* The Corporation's net periodic pension cost consists of the expected cost of benefits earned by employees during the current period and an interest cost on the projected benefit obligation, reduced by the earnings on assets held by the retirement plan, and by amortization of any actuarial gains and losses over the estimated future service period of existing plan participants. The projected unit credit actuarial cost method is used to determine expected pension costs. The Corporation's funding policy is to contribute amounts deductible for federal income tax purposes.

The Corporation's cost of postretirement benefits, which consists of medical reimbursements for retirees, is recognized during the years that the employees render the necessary service, adjusted for interest costs on the projected benefit obligation and for the amortization of a transitional obligation over 20 years (beginning in 1993). The projected unit credit actuarial cost method is used to determine expected postretirement benefit costs. The Corporation's postretirement benefit plan is not currently funded.

*Fair Values of Financial Instruments and Off-Balance Sheet Financial Instruments* The following methods and assumptions were used by the Corporation in estimating the fair value of financial instruments disclosed elsewhere in this report.

Cash and due from banks and interest-bearing deposits with banks The face amounts presented in the Corporation's Consolidated Statements of Financial Condition for cash and interest-bearing deposits approximates fair value for such assets.

Investment securities and mortgage-backed and related securities Fair values for this group of financial instruments are based on average quoted market prices obtained from independent pricing sources. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held for sale or for investment The estimated fair values of loans held for sale or for investment are determined using discounted cash flow techniques. Scheduled principal and interest payments are adjusted for estimated future prepayments as provided by third-party market sources or as estimated by management using historical prepayment experience. Discount rates used in the fair value computations are generally based on interest rates offered by the Corporation on similar loans as of the end of the period, adjusted for management's estimate of differences in liquidity, credit risk, remaining term to maturity, etc.

The estimated fair value of loans held for sale also includes an adjustment for the estimated fair value of unfunded interest rate commitments on loans the Corporation intends to sell, as well as forward commitments to sell loans. The methods used to value these commitments are described under "Off-Balance Sheet Financial Instruments", below.

Federal Home Loan Bank stock FHLB stock held in excess of minimum requirements can be returned to the FHLB for face value. Accordingly, the fair value of all FHLB stock is estimated to be equal to the face amount presented in the Corporation's Consolidated Statements of Financial Condition.

Accrued interest receivable and payable The fair value of accrued interest is equal to the face amount presented in the Corporation's Consolidated Statement of Financial Condition.

Mortgage servicing rights The fair value of MSRs is estimated using a discounted cash flow calculation that applies discount rates considered reasonable by management to a schedule of both contractual and estimated cash flows. Such cash flows are adjusted for loan prepayment rates deemed appropriate by management.

Deposit liabilities The fair values of demand deposit accounts (i.e., interest-bearing and non-interest-bearing checking accounts and money market and regular savings accounts) are equal to their face amount. The fair value of fixed-rate time deposits is estimated using a discounted cash flow calculation that applies interest rates offered by the Corporation as of the measurement date to a schedule of aggregate contractual maturities of such deposits as of the same dates.

**Federal Home Loan Bank advances** The fair value of FHLB advances is estimated using a discounted cash flow calculation that applies interest rates quoted by the FHLB as of the measurement date to a schedule of aggregate contractual maturities of such liabilities as of the same date. The fair value of FHLB advances excludes the effect of any prepayment penalties that may be incurred if the Corporation were to prepay any of its term advances.

**Securities sold under agreements to repurchase, federal funds purchased, and other borrowings** These funding sources consist principally of short-term or variable rate borrowings. As such, the Corporation has estimated the fair value of these funding sources to approximate carrying value.

**Advance payments by borrowers for taxes and insurance** The fair value of advance payments by borrowers for taxes and insurance is equal to the face amount presented in the Corporation's Consolidated Statement of Financial Condition.

**Off-balance-sheet financial instruments.** The Corporation has become a party to financial instruments with off-balance-sheet risk in the normal course of its business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, lines of credit, forward commitments to sell loans, and financial guarantees.

Off-balance-sheet financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Statement of Financial Condition. In the event of non-performance by the other party to a financial instrument, the Corporation's exposure to credit loss is represented by the contractual amount of the instrument. The Corporation uses the same credit policies in granting commitments, letters and lines of credit, and financial guarantees as it does for on-balance-sheet financial instruments.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Indebtedness of Others" (FIN 45). The Corporation does not engage in the types of transactions covered by FIN 45 to any material degree. Accordingly, FIN 45 has and will not have a material impact on the Corporation's financial condition or results of operations.

The fair values of commitments to extend credit are determined using discounted cash flow techniques, similar to that which is used for loans held for sale or for investment, as previously described.

The fair values of forward commitments to sell loans are based on average quoted market prices obtained from independent pricing sources. Other than credit enhancements on loans sold to the FHLB, the Corporation does not issue material amounts of financial guarantees or stand-by letters of credit. Management believes that the Corporation's exposure to loss on such instruments is insignificant, including its credit enhancements with the FHLB. Accordingly, management believes the fair value of such financial instruments approximates zero.

***Stock-Based Compensation*** The Corporation records expense relative to stock-based compensation using the "intrinsic value method". Since the intrinsic value of the Corporation's stock options is generally "zero" at the time of the award, no expense is recorded. With respect to restricted stock awards, the intrinsic value is generally equal to the fair value of the Corporation's common stock on the date of the initial contingent award, adjusted retroactively for any changes in the value of the stock between the initial award date and the final measurement date. Such value is amortized as expense over the measurement period of the award.

As permitted by GAAP, the Corporation has not adopted the "fair value method" of expense recognition for stock-based compensation awards. Rather, the effects of the fair value method on the Corporation's earnings have been disclosed elsewhere in this report on a pro forma basis.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure" ("SFAS 148"). The Corporation is not required to adopt this statement and does not currently have any intentions of adopting it.

*Earnings Per Share* Basic and diluted earnings per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share is further adjusted for potential common shares that were dilutive and outstanding during the period. Potential common shares generally consist of stock options outstanding under the incentive plans described elsewhere in this report. The dilutive effect of potential common shares is computed using the treasury stock method. All stock options are assumed to be 100% vested for purposes of the earnings per share computations. The computation of earnings per share for the years ended December 31, 2002, 2001, and 2000, is as follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Diluted | Basic | Diluted | Basic | Diluted | Basic |
| Net income | $34,915,542 | $34,915,542 | $28,448,225 | $28,448,225 | $23,143,876 | $23,143,876 |
| Average common shares issued, net of actual treasury shares | 19,892,179 | 19,892,179 | 18,682,407 | 18,682,407 | 18,318,197 | 18,318,197 |
| Potential common shares issued under stock options (treasury stock method) | 271,658 | - | 188,582 | - | 153,888 | - |
| Average common shares and potential common shares | 20,163,837 | 19,892,179 | 18,870,989 | 18,682,407 | 18,472,085 | 18,318,197 |
| Earnings per share | $1.73 | $1.76 | $1.51 | $1.52 | $1.25 | $1.26 |

*Cash and Cash Equivalents* For purposes of the Corporation's Consolidated Statements of Cash Flows, cash and cash equivalents consists solely of cash on hand and non-interest-bearing deposits in banks ("cash and due from banks"). The Corporation is required to maintain a certain amount of cash on hand and non-interest-bearing account balances at the Federal Reserve Bank of Minneapolis to meet specific reserve requirements. These requirements approximated $49.6 million at December 31, 2002.

*Reclassification* Certain 2001 and 2000 balances have been reclassified to conform with the 2002 presentation.

NOTE 2--Investment Securities and Mortgage-Backed and Related Securities

Investment securities and mortgage-backed and related securities at December 31, 2002 and 2001, are summarized as follows:

| | 2002 | | | |
|---|---|---|---|---|
| | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Available for sale: | | | | |
| Collateralized mortgage obligations | $321,054,160 | $1,109,312 | ($298,506) | $321,864,966 |
| Mortgage-backed securities | 41,440,735 | 2,769,405 | - | 44,210,140 |
| Total available for sale | 362,494,895 | 3,878,717 | (298,506) | 366,075,106 |
| Held for investment: | | | | |
| Collateralized mortgage obligations | 29,129,314 | 188,596 | (27,917) | 29,289,994 |
| Mortgage-backed securities | 900,376 | 12,952 | (11,146) | 902,182 |
| Total held for investment | 30,029,690 | 201,548 | (39,063) | 30,192,176 |
| Total investment securities and mortgage-related securities | $392,524,585 | $4,080,265 | ($337,569) | $396,267,282 |

| | 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Unrealized Gains | Unrealized Losses | Fair Value |
| Available for sale: | | | | |
| Investment securities | $35,360,585 | $100,915 | - | $35,461,500 |
| Collateralized mortgage obligations | 221,777,458 | 1,919,852 | ($298,471) | 223,398,839 |
| Mortgage-backed securities | 81,011,417 | 1,593,939 | (24,283) | 82,581,073 |
| Total available for sale | 338,149,460 | 3,614,706 | (322,754) | 341,441,412 |
| Held for investment: | | | | |
| Collateralized mortgage obligations | 132,755,022 | 1,058,523 | (147,711) | 133,665,834 |
| Mortgage-backed securities | 1,255,226 | 30,378 | (14,094) | 1,271,510 |
| Total held for investment | 134,010,248 | 1,088,901 | (161,805) | 134,937,344 |
| Total investment securities and mortgage-related securities | $472,159,708 | $4,703,607 | ($484,559) | $476,378,756 |

Accrued interest on investment securities was zero and $437,022 at December 31, 2002 and 2001, respectively. Accrued interest receivable on mortgage-backed and related securities was $2,085,348 and $2,688,617 at December 31, 2002 and 2001, respectively.

MBSs consist of FHLMC and FNMA securities. As of December 31, 2002, the Corporation had retained the credit risk on $25.7 million in FHLMC MBSs. CMOs consist of securities backed by the aforementioned agency-backed securities or by whole-loans. As of December 31, 2002, approximately 79% of the Corporation's CMO portfolio consisted of securities backed by whole loans--all of which were rated triple-A or its equivalent by the major credit-rating agencies. Approximately 35% of the Corporation's whole-loan CMOs consisted of loans on properties located in the state of California. No other geographical location had a material concentration.

Realized losses on sales of investment securities were $166,264 in 2002. Realized gains on sales of investment securities were $13,199 in 2001. There were no realized gains or losses on sales of investment securities in 2000. There were no realized gains or losses on sales of mortgage-backed and related securities during 2002, 2001, and 2000.

NOTE 3--Loans Held for Investment

Loans held for investment at December 31 are summarized as follows:

| | 2002 | 2001 |
|---|---|---|
| First mortgage loans: | | |
| Single-family real estate | $734,407,400 | $669,866,752 |
| Multi-family real estate | 254,294,478 | 252,311,829 |
| Non-residential real estate | 250,223,910 | 257,042,756 |
| Construction | 97,263,177 | 83,536,806 |
| Consumer loans: | | |
| Second mortgage and home equity | 345,810,380 | 249,500,788 |
| Automobile | 126,454,963 | 75,009,273 |
| Other consumer | 28,613,347 | 29,949,607 |
| Education loans | 194,597,010 | 201,183,233 |
| Commercial business loans | 71,904,398 | 38,735,556 |
| Subtotal | 2,103,569,063 | 1,857,136,600 |
| Unearned discount, premiums, and net deferred loan fees and costs | 8,730,580 | 4,141,413 |
| Allowance for loan losses | (11,658,086) | (9,961,577) |
| Total | $2,100,641,557 | $1,851,316,436 |

Accrued interest receivable on loans was $15,305,012 and $15,764,703 at December 31, 2002 and 2001, respectively.

Loans serviced for investors were $3.0 billion, $2.7 billion, and $2.1 billion at December 31, 2002, 2001, and 2000, respectively. These loans are not reflected in the Corporation's Consolidated Statements of Financial Condition. At December 31, 2002, the Corporation had retained the credit risk related to $2.0 billion in single-family residential loans sold to the FHLB in exchange for a monthly credit enhancement fee.

At December 31, 2002 and 2001, loans on non-accrual status were $5.4 million and $5.7 million, respectively. The Corporation has no loans contractually past due ninety or more days for which interest is being accrued.

With respect to single-family mortgage loans, it is the Corporation's general policy to restrict lending to its primary market areas in Wisconsin, Minnesota, and Illinois, as well as contiguous counties in Iowa, though from time-to-time the Corporation will purchase single-family loans originated outside of its primary market area. It is also the Corporation's general policy to limit an individual single-family mortgage loan to 80% of the appraised value of the property securing the loan. The Corporation will occasionally lend more than 80% of the appraised value of the property, but generally will require the borrower to obtain private mortgage insurance on the portion of the loan amount that exceeds 80% of the collateral. Single-family mortgage loans originated or purchased outside of the Corporation's primary market area were $307 million and $237 million at December 31, 2002 and 2001, respectively.

With respect to multi-family and non-residential real estate loans, it is the Corporation's policy to restrict its lending area to loans secured by property located within a 300-mile radius of La Crosse, to include all or a portion of the states of Wisconsin, Nebraska, Illinois, Iowa, and Minnesota, although in the past the Corporation originated multi-family and non-residential real estate loans outside of this area. It is also the Corporation's general policy to limit loans on multi-family residential complexes, retail shopping centers, office buildings, and multi-tenant industrial buildings to 80% of the appraised value of the property securing the loan. Loans on other types of commercial properties, such as nursing homes, hotels/motels, churches, and single-tenant industrial buildings are limited to 75% or less of the appraised value of the property securing the loan. Multi-family and non-residential real estate loans originated or purchased outside of the Corporation's market area were $19.9 million and $22.6 million, at December 31, 2002 and 2001, respectively.

With respect to consumer loans, it is the Corporation's policy that such loans be supported primarily by the borrower's ability to repay the loan and secondarily by the value of the collateral securing the loan, if any. Furthermore, in the case of second mortgages and home equity loans, the Corporation does not generally allow the sum of the first and second mortgage amounts to exceed 100% of the appraised value of the property securing the loan. Education loans are substantially guaranteed by the U.S. government.

With respect to commercial business loans, it is the Corporation's policy that such loans be supported primarily by the borrower's ability to repay the loan and/or alternative sources of repayment (generally in the form of collateral or outside guarantee), and secondarily by the value of the collateral securing the loan, if any. Applications for commercial business loans are accepted at the Corporation's offices in La Crosse and Wausau, Wisconsin, as well as Rochester, Minnesota. It is the Corporation's general policy to restrict its commercial business lending to a market area defined as within a 150-mile radius of any office location where business banking products and services are sold.

A summary of the activity in the allowance for loan losses is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of period | $9,961,577 | $8,027,526 | $7,623,526 |
| Provision charged to expense | 3,468,063 | 1,763,391 | 1,008,780 |
| Loans charged-off | (1,844,943) | (1,189,383) | (664,765) |
| Recoveries | 73,389 | 98,026 | 59,985 |
| Charge-offs, net | (1,771,554) | (1,091,357) | (604,780) |
| Purchased allowances | - | 1,262,017 | - |
| Balance at end of period | $11,658,086 | $9,961,577 | $8,027,526 |

NOTE 4—Mortgage Servicing Rights

A summary of the activity in mortgage servicing rights is as follows:

| | Purchased MSR | Originated MSR | Valuation Allowance | Total |
|---|---|---|---|---|
| Balance at December 31, 1999 | $2,228,624 | $22,166,000 | ($2,666,643) | $21,727,981 |
| Purchased servicing | 1,865,307 | | | 1,865,307 |
| Originated servicing | | 3,293,776 | | 3,293,776 |
| Amortization charged to earnings | (437,834) | (3,168,758) | | (3,606,592) |
| Balance at December 31, 2000 | 3,656,097 | 22,291,018 | (2,666,643) | 23,280,472 |
| Purchased servicing | 1,100,197 | | | 1,100,197 |
| Originated servicing | | 20,183,936 | | 20,183,936 |
| Originated servicing obtained through acquisition | | 1,248,285 | | 1,248,285 |
| Amortization charged to earnings | (1,669,661) | (14,301,103) | | (15,970,764) |
| Valuation adjustments charged to earnings | | | 66,643 | 66,643 |
| Balance at December 31, 2001 | 3,086,633 | 29,422,136 | (2,600,000) | 29,908,769 |
| Originated servicing | | 26,286,368 | | 26,286,368 |
| Amortization charged to earnings | (1,754,025) | (23,519,771) | | (25,273,796) |
| Valuation adjustments charged to earnings | | | (750,000) | (750,000) |
| Balance at December 31, 2002 | $1,332,608 | $32,188,733 | ($3,350,000) | $30,171,341 |

As more fully described in Note 1, originated servicing is recorded as a component of gain on sale of mortgage loans, which is included as a component of mortgage banking revenue. In addition, amortization and valuation adjustments charged to earnings are recorded as an offset to servicing fee income, which is also recorded as a component of mortgage banking revenue.

As noted in the table, above, amortization of MSRs varies considerably from period to period. The amortization of MSRs is significantly influenced by the interest rate environment and the impact such has on borrower behavior and the broader market's expectations for future loan prepayment activity. If the interest rate environment at December 31, 2002, remains unchanged for the next five years and/or the market's expectations for future loan prepayment activity does not change over the same period, management estimates amortization of MSRs will be $15.6 million, $8.9 million, $4.6 million, $2.2 million, and $1.1 million during the years 2003 to 2007, respectively. Management cautions the reader that the only thing known for certain with respect to this estimate is that it is a virtual certainty that it will not transpire because it is a virtual certainty that interest rates will fluctuate, borrower behavior will change, and market expectations for future prepayments will vary. The reader is also cautioned that the disclosure does not include an estimate of amortization for MSRs originated or purchased after December 31, 2002. As a result of these shortcomings, management cautions the reader that this disclosure may be of very limited value.

NOTE 5--Office Properties and Equipment

*Office properties and equipment at December 31 are summarized as follows:*

| | 2002 | 2001 |
|---|---|---|
| Office buildings and improvements | $22,699,575 | $19,842,841 |
| Furniture and equipment | 26,338,144 | 22,398,647 |
| Leasehold improvements | 8,235,992 | 7,152,627 |
| Land and improvements | 4,616,028 | 4,429,865 |
| Property acquired for expansion | 712,330 | 332,864 |
| Construction in progress | 2,262,012 | 2,963,335 |
| Subtotal | 64,864,081 | 57,120,179 |
| Less allowances for depreciation and amortization | 29,216,746 | 26,466,869 |
| Total | $35,647,335 | $30,653,310 |

The Corporation rents office space and land under operating leases at certain of its locations. These leases have terms expiring between 2003 and 2034 and provide for renewals subject to escalation clauses. Rental expense was $2,655,420, $2,217,502, and $1,862,905 for the years ended December 31, 2002, 2001, and 2000, respectively.

NOTE 6--Intangible Assets

The Corporation adopted SFAS 142 on January 1, 2002. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other identifiable intangible assets continue to be amortized over their useful lives, which include deposit-based intangibles. If SFAS 142 had been in effect during the twelve months ended December 31, 2001 and 2000, the Corporation's net income in such periods would have been higher by approximately $662,000 in each period, or $0.03 and $0.04 per diluted share, respectively.

The following table provides a summary of the Corporation's goodwill and other intangible assets as of December 31:

| | 2002 | 2001 |
|---|---|---|
| Goodwill: | | |
| Deductible for tax purposes | $22,939,311 | $6,276,631 |
| Not deductible for tax purposes | 15,607,127 | 15,607,127 |
| Deposit-based intangibles: | | |
| Deductible for tax purposes | 2,876,753 | 217,174 |
| Not deductible for tax purposes | 1,465,617 | 1,828,517 |
| Other intangibles, deductible for tax purposes | 929,578 | 1,016,830 |
| Total | $43,818,386 | $24,946,280 |

As of December 31, 2002, the weighted-average remaining amortization period for deposit-based intangibles deductible for tax purposes was approximately 12 years. It was 14 years for non-deductible deposit-based intangibles. Amortization for all deposit-based intangibles is expected to be $666,000 in 2003, $591,000 in 2004, $503,000 in 2005, $441,000 in 2006, and $390,000 in 2007. As of December 31, 2002, the weighted-average remaining amortization period for other intangibles was approximately 9 years. Amortization for other intangibles is expected to be approximately $124,000 per year in the years 2003 through 2007.

As described in Note 14, the Corporation disregards the impact of goodwill and other intangible assets in evaluating the performance of its reportable segments. Consequently, no effort has been made to allocate such assets to the Corporation's reportable segments. As described in Note 14, the Corporation accounts for its operations along product lines. However, management of the Corporation believes it is more appropriate in the banking industry for goodwill and other intangible assets to continue to be associated with the specific customer base or market from which such assets arose, as opposed to particular product lines. Accordingly, the Corporation maintains its accounting records for goodwill and other intangible assets by market, rather than by product line. Management of the Corporation believes this approach to be appropriate, because its annual impairment evaluation for goodwill and other intangible assets begins with an analysis of its customer, loan, and deposit bases in a particular market, as well as the wealth of public information that is available in the banking industry on the value of such franchises. The following table summarizes the Corporation's goodwill and other intangible assets by market as of December 31:

| | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|
| Market | Goodwill | Deposit-based Intangibles | Other | Goodwill | Deposit-based Intangibles | Other |
| Wausau, Wisconsin | $12,513,602 | $1,465,617 | - | $12,513,602 | $1,828,517 | - |
| Rochester, Minnesota | 16,662,680 | 2,692,857 | - | - | - | - |
| Rockford, Illinois | 6,276,630 | - | - | 6,276,630 | - | - |
| Beloit/Janesville, Wisconsin | 3,093,526 | 20,327 | - | 3,093,526 | 30,503 | - |
| All other markets | - | 163,569 | 929,578 | - | 186,671 | 1,016,830 |
| Total | $38,546,438 | $4,342,370 | $929,578 | $21,883,758 | $2,045,691 | $1,016,830 |

Management has evaluated the Corporation's intangible assets in accordance with SFAS 142 and has determined that such assets are not impaired at this time.

## NOTE 7--Deposit Liabilities

Deposit liabilities at December 31 are summarized as follows:

| | 2002 | 2001 |
|---|---|---|
| Checking accounts: | | |
| Non-interest-bearing | $356,357,052 | $285,591,265 |
| Interest-bearing | 138,650,072 | 101,679,255 |
| Money market accounts | 241,113,975 | 214,604,134 |
| Regular savings accounts | 159,723,965 | 141,547,813 |
| Variable-rate IRA accounts | 4,120,419 | 4,017,132 |
| Total demand deposits | 899,965,483 | 747,439,599 |
| Time deposits maturing within... | | |
| Three months | 220,091,094 | 500,198,795 |
| Four to six months | 217,916,156 | 200,025,611 |
| Seven to twelve months | 653,508,965 | 189,677,794 |
| Thirteen to twenty-four months | 157,528,782 | 217,244,381 |
| Twenty-five to thirty-six months | 121,376,825 | 146,742,749 |
| Thirty-seven to forty-eight months | 14,508,390 | 24,149,896 |
| Forty-nine to sixty months | 70,252,597 | 3,775,222 |
| Total time deposits | 1,455,182,809 | 1,281,814,448 |
| Total | $2,355,148,292 | $2,029,254,047 |

Accrued interest payable on deposit liabilities was $1,295,729 and $2,029,395 at December 31, 2002 and 2001, respectively. Time deposits include $195 million and $152 million of certificates in denominations of $100,000 or more at December 31, 2002 and 2001, respectively. Time deposits also include $5.3 million and $22.3 million in deposits obtained through third-party brokers at December 31, 2002 and 2001, respectively.

Included in non-interest-bearing checking accounts at December 31, 2002 and 2001, were $139 million and $105 million, respectively, which represented amounts held in custody for third-party investors in loans serviced by the Corporation.

Interest expense on deposit liabilities for the year ended December 31 is summarized as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Checking accounts | $475,103 | $573,484 | $571,473 |
| Money market savings accounts | 3,239,148 | 5,538,599 | 6,577,913 |
| Regular savings | 1,150,568 | 1,528,534 | 1,619,063 |
| Time deposits | 52,218,120 | 75,943,999 | 64,819,276 |
| Total | $57,082,939 | $83,584,616 | $73,587,725 |

## NOTE 8--Federal Home Loan Bank Advances and All Other Borrowings

FHLB advances and all other borrowings at December 31 are summarized as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Balance | Weighted Average Rate | Balance | Weighted Average Rate |
| Federal Home Loan Bank advances maturing in... | | | | |
| 2002 | - | - | $66,815,000 | 3.75% |
| 2003 | $170,600,000 | 5.32% | 170,600,000 | 5.32 |
| 2004 | 125,000,000 | 5.09 | 125,000,000 | 5.09 |
| 2005 | 77,500,000 | 5.58 | 77,500,000 | 5.58 |
| 2008 | 27,500,000 | 4.96 | 27,500,000 | 4.96 |
| Total FHLB advances | 400,600,000 | 5.27 | 467,415,000 | 5.05 |
| Other borrowings | 17,012,682 | 2.47 | 32,311 | 9.00 |
| Total | $417,612,682 | 5.16% | $467,447,311 | 5.05% |

Accrued interest payable on FHLB advances and all other borrowings was $1,823,680 and $2,034,345 at December 31, 2002 and 2001, respectively.

The Corporation's borrowings at the FHLB are limited to the lesser of 35% of total assets or 60% of the book value of certain mortgage. Interest on the Corporation's open line of credit with the FHLB is paid monthly at approximately 25 basis points above the federal funds rate. As of December 31, 2002 and 2001, there were no borrowings outstanding under this line of credit. As of December 31, 2002, $76.3 million, $75.0 million, $52.5 million, and $27.5 million of the advances maturing in the years 2003, 2004, 2005, and 2008, respectively, consist of borrowings that are redeemable quarterly at the option of the FHLB.

The Corporation has unsecured lines of credit with three financial institutions. These lines, which amount to $60.0 million in the aggregate, permit the overnight purchase of federal funds. There were no amounts outstanding under these lines as of December 31, 2002. The Corporation also has an unsecured line of credit with one of these institutions in the amount of $35.0 million. As of December 31, 2002, there was $17.0 million outstanding under this unsecured line of credit.

## NOTE 9--Income Taxes

Federal and state income tax expense for the years ended December 31 is summarized as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current: | | | |
| Federal | $16,147,140 | $12,819,735 | $12,689,599 |
| State | 197,726 | 128,750 | 104,230 |
| Total current | 16,344,866 | 12,948,485 | 12,793,829 |
| Deferred: | | | |
| Federal | 1,901,000 | 2,427,000 | (24,000) |
| State | 1,152,000 | 23,000 | - |
| Total deferred | 3,053,000 | 2,450,000 | (24,000) |
| Total | $19,397,866 | $15,398,485 | $12,769,829 |

The significant components of the Corporation's deferred tax expense for the years ended December 31 are summarized as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Mortgage servicing rights | $1,570,734 | $3,523,085 | $200,744 |
| Office properties and equipment depreciation | 209,218 | 118,544 | (17,036) |
| Asset valuation allowances | 143,102 | (76,492) | (43,871) |
| Deferred loan fees | 146,949 | 68,944 | 540,898 |
| Provision for loan and real estate losses, net | (866,930) | (442,792) | (183,455) |
| Deferred compensation | (197,379) | (669,402) | (789,847) |
| FHLB stock dividends | 1,105,635 | 719,313 | 783,665 |
| Purchase acquisition adjustments | 621,889 | (402,148) | (46,712) |
| Other | 319,782 | (389,052) | (468,386) |
| Total deferred | $3,053,000 | $2,450,000 | ($24,000) |

The income tax provision differs from the provision computed at the federal statutory corporate tax rate for the years ended December 31 as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Income taxes at federal statutory of 35% | $19,009,693 | $15,346,348 | $12,569,797 |
| State income tax net of federal income tax effect | 877,322 | 98,637 | 67,749 |
| Other | (489,149) | (46,500) | 132,283 |
| Income tax provision | $19,397,866 | $15,398,485 | $12,769,829 |

The significant components of the Corporation's deferred tax assets and liabilities as of December 31, are summarized as follows:

| | 2002 | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Loan and real estate loss allowances | $4,946,152 | $4,072,692 |
| Deferred compensation | 3,597,615 | 3,394,793 |
| Asset valuation allowances | 241,338 | 383,825 |
| State tax loss carryforwards, net | 1,829,918 | 2,157,092 |
| Additional minimum pension liability | 594,566 | - |
| Other | 107,661 | 262,766 |
| Total deferred tax assets | 11,317,250 | 10,271,168 |
| Valuation allowance | (458,920) | (670,868) |
| Adjusted deferred tax assets | 10,858,330 | 9,600,300 |
| Deferred tax liabilities: | | |
| Mortgage servicing rights | 10,942,816 | 9,357,079 |
| Securities valuation allowance | 1,253,074 | 1,152,183 |
| Office properties and equipment depreciation | 671,206 | 461,249 |
| Deferred loan fees | 1,260,021 | 1,111,289 |
| FHLB stock dividends | 2,910,578 | 1,802,054 |
| Purchase acquisition adjustments | 1,303,485 | 680,505 |
| Investment in unconsolidated partnerships | 62,722 | 100,749 |
| Other | 453,728 | 366,250 |
| Total deferred tax liabilities | 18,857,630 | 15,031,358 |
| Net deferred tax liabilities | ($7,999,300) | ($5,431,058) |

The Bank qualifies under provisions of the IRC that prior to 1996 permitted it to deduct from taxable income an allowance for bad debts that generally exceeded losses charged to income for financial reporting purposes. Accordingly, no provision for income taxes has been made for $21.1 million of retained income at December 31, 2002. If in the future the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then-applicable rates. If income taxes had been provided, the tax liability would have been approximately $8.5 million. At December 31, 2002, the Corporation had $29.1 million in state net operating loss carryforwards for tax purposes that expire between 2004 and 2017.

## NOTE 10--Employee Benefit Plans

*Pension Plan* The Corporation has established a pension plan for the benefit of full-time employees that have at least one year of service and have attained the age of 20. Benefits under the plan are based on the employee's years of service and compensation during the years immediately preceding retirement. The following table summarizes the components of pension benefit obligation and plan assets, the funded status of the plan, the amount recognized in the Corporation's consolidated financial statements, and the weighted-average assumptions for the years ended December 31, 2002 and 2001.

| | 2002 | 2001 |
|---|---|---|
| Reconciliation of benefit obligation: | | |
| Benefit obligation at beginning of year | $12,337,045 | $10,491,473 |
| Service costs | 852,988 | 681,215 |
| Interest costs | 910,252 | 791,813 |
| Plan amendment | (37,305) | 50,395 |
| Actuarial loss | 1,587,379 | 602,524 |
| Benefit payments | (344,131) | (280,375) |
| Benefit obligation at end of year | $15,306,228 | $12,337,045 |
| Reconciliation of fair value of plan assets: | | |
| Fair value of plan assets at beginning of year: | $10,038,249 | $10,986,168 |
| Actual return on plan assets | (1,216,526) | (667,544) |
| Employer contributions | 437,811 | - |
| Benefit payments | (344,131) | (280,375) |
| Fair value of plan assets at end of year | $8,915,403 | $10,038,249 |
| Funded status: | | |
| Funding shortfall at end of year | $6,390,825 | $2,298,796 |
| Additional minimum pension liability | 1,486,414 | - |
| Unrecognized prior service cost | 7,475 | (7,656) |
| Unrecognized net loss | (5,233,056) | (1,422,223) |
| Accrued pension expense | $2,651,658 | $868,917 |
| Components of net periodic benefit cost: | | |
| Service costs | $852,988 | $681,215 |
| Interest costs | 910,252 | 791,813 |
| Expected return on plan assets | (1,006,928) | (974,261) |
| Amortization of prior service costs | (22,174) | (22,174) |
| Net periodic benefit cost | $734,138 | $476,593 |
| Weighted-average assumptions: | | |
| Discount rate | 6.75% | 7.25% |
| Expected return on plan assets | 9.00% | 9.00% |
| Rate of compensation increase | 5.50% | 5.50% |

Beginning in 2003, the expected return on plan assets will be reduced to 8.5%. The additional minimum pension liability of $1,486,414 in 2002 was recorded through accumulated non-owner adjustments to equity, net of estimated income taxes of $594,566.

*Postretirement Employee Benefits* The Corporation provides certain health care insurance benefits to retired employees. Substantially all of the employees of the Corporation may become eligible for these benefits if they reach normal retirement age while working for the Corporation. The following table summarizes the components of postretirement benefit obligation and funded status, as well as the amounts recognized in the Corporation's consolidated financial statements for the years ended December 31, 2002 and 2001.

| | 2002 | 2001 |
|---|---|---|
| Reconciliation of benefit obligation: | | |
| Benefit obligation at beginning of year | $3,013,756 | $2,191,915 |
| Service costs | 106,399 | 123,921 |
| Interest costs | 202,940 | 205,598 |
| Actuarial (gain) loss | (83,163) | 589,450 |
| Benefit payments | (81,229) | (97,128) |
| Benefit obligation at end of year | $3,158,703 | $3,013,756 |
| Funded status: | | |
| Funding shortfall at end of year | $3,158,703 | $3,013,756 |
| Unrecognized transition asset | (342,299) | (376,529) |
| Unrecognized net loss | (820,449) | (923,068) |
| Accrued post-retirement benefit expense | $1,995,955 | $1,714,159 |
| Components of net periodic benefit cost: | | |
| Service costs | $106,399 | $123,921 |
| Interest costs | 202,940 | 205,598 |
| Amortization of transition obligation | 34,230 | 34,230 |
| Recognized actuarial loss | 19,456 | 28,556 |
| Net periodic benefit cost | $363,025 | $392,305 |
| Weighted-average assumptions: | | |
| Discount rate | 6.75% | 7.25% |
| Rate of compensation increase | 5.50% | 5.50% |

The assumed rate of increase in the per capita cost of covered benefits was approximately 6.5% for 2002, declining to approximately 5.5% in 2004 and thereafter. This assumption has a significant effect on the amounts reported in the Corporation's consolidated financial statements. For example, a one percentage point increase in the assumed trend rate would increase the accumulated postretirement benefit obligation as of December 31, 2002, by approximately $252,000 and the aggregate service and interest cost components of postretirement benefit expense for 2002 by approximately $29,000. A one percentage point decline would decrease these amounts by approximately $222,000, and $25,000, respectively.

*Savings Plans* The Corporation maintains a 401(k) savings plan for the benefit of substantially all of its employees. Employees may contribute up to a certain percentage of their compensation to the plan and the Corporation will match their contributions within certain limits. In addition, the employee may also receive discretionary profit sharing contributions from the Corporation. The Corporation provided matching and discretionary contributions of approximately $968,000, $790,000, and $551,000 during the years ended December 31, 2002, 2001, and 2000, respectively.

*Employee Stock Ownership Plan* The Corporation makes annual discretionary contributions to an Employee Stock Ownership Program ("ESOP") for the benefit of substantially all of its employees. All contributions are recorded as compensation expense on the books of the Corporation at the time they are made. The Corporation recorded approximately $657,000, $482,000, and $373,000 in ESOP-related compensation expense during the years ended December 31, 2002, 2001, and 2000, respectively.

*Supplemental Pension Plan* The Corporation makes annual contributions to a supplemental pension plan for certain members of management. All contributions are recorded as compensation expense on the books of the Corporation at the time they are made. The Corporation recorded approximately $347,000, $285,000, and $238,000 in such expense during the years ended December 31, 2002, 2001, and 2000, respectively.

*Stock Incentive Plans* The Corporation has adopted a stock incentive plan designed to attract and retain qualified personnel in key management positions. The plan provides for the grant of stock options, restricted stock, and stock appreciation rights. In general, stock options granted under the plan are exercisable at a price equal to the fair value of the stock on the date of the grant. Furthermore, the options are subject to three- to five-year graded vesting requirements and a maximum exercise period of ten years. The plan currently authorizes the issuance of approximately 4.5 million shares, of which 614,000 shares were unallocated as of December 31, 2002. Activity in these stock incentive plans for each of the three years ended December 31, 2002, 2001, and 2000, is summarized as follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Number | Weighted Average Price | Number | Weighted Average Price | Number | Weighted Average Price |
| Stock options outstanding at beginning of period | 996,802 | $12.39 | 741,770 | $10.24 | 734,060 | $9.34 |
| Stock options granted | 68,582 | 19.59 | 380,550 | 14.17 | 95,000 | 11.00 |
| Stock options exercised | (153,596) | 6.89 | (107,638) | 3.61 | (84,290) | 3.10 |
| Stock options forfeited | (10,500) | 15.36 | (17,880) | 13.80 | (3,000) | 14.75 |
| Stock options outstanding at end of period | 901,288 | $13.84 | 996,802 | $12.39 | 741,770 | $10.24 |
| Fully-vested options outstanding at end of period | 565,915 | $13.18 | 498,420 | $11.03 | 569,770 | $9.59 |

The following table presents the stock options outstanding as of December 31, 2002, by range of exercise prices:

| Range of Exercise Prices | Stock Options Outstanding | Weighted Avg Remaining Term | Weighted Avg Exercise Price |
|---|---|---|---|
| $0.00 - $5.00 | 1,234 | 1.3 years | $3.58 |
| 5.01 - 10.00 | 57,000 | 2.6 years | 5.54 |
| 10.01 - 15.00 | 753,972 | 6.9 years | 13.92 |
| 15.01 - 20.00 | 46,250 | 9.0 years | 16.91 |
| 20.01 - 25.00 | 42,832 | 9.3 years | 20.55 |
| Total Options Outstanding | 901,288 | 6.8 years | $13.84 |

During the years ended December 31, 2002, 2001, and 2000, 46,000, 68,000, and 15,000 shares of restricted stock were granted at weighted-average fair values of $18.88, $14.50 and $11.00, respectively.

The Corporation has also adopted a stock incentive plan designed to attract and retain qualified non-employee directors for the Corporation and its subsidiaries. Under the plan each director receives options to purchase 8,800 shares upon election or re-election to the Board of Directors. In general, the stock options are exercisable at a price at least equal to the fair value of the stock on the date of grant and are fully-vested on the date of the grant. These plans have authorized the issuance of 1,071,000 shares, of which 380,000 shares were unallocated as of December 31, 2002. Activity in these stock incentive plans for each of the three years ended December 31, 2002, 2001, and 2000 is summarized as follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Number | Weighted Average Price | Number | Weighted Average Price | Number | Weighted Average Price |
| Stock options outstanding at beginning of period | 156,396 | $11.67 | 138,796 | $10.42 | 131,996 | $9.09 |
| Stock options granted | 17,600 | 19.33 | 26,400 | 14.79 | 26,400 | 11.75 |
| Stock options exercised | (37,400) | 13.46 | (8,800) | 1.36 | (19,600) | 3.25 |
| Stock options outstanding at end of period | 136,596 | $12.17 | 156,396 | $11.67 | 138,796 | $10.42 |

The following table presents the stock options outstanding as of December 31, 2002, by range of exercise prices:

| Range of Exercise Prices | Stock Options Outstanding | Weighted Avg Remaining Term | Weighted Avg Exercise Price |
|---|---|---|---|
| $0.00 - $5.00 | 17,596 | 0.8 years | $4.77 |
| 5.01 - 10.00 | 31,000 | 3.9 years | 8.11 |
| 10.01 - 15.00 | 61,600 | 7.7 years | 13.50 |
| 15.01 - 20.00 | 26,400 | 7.9 years | 18.75 |
| Total Options Outstanding | 136,596 | 6.0 years | $12.17 |

As described in Note 1, the Corporation has elected to provide pro forma disclosure of the effects of its stock incentive plans. If the Corporation had accounted for its stock incentive plans using the fair value method, the Corporation's pro forma net income would have been $34.1 million, $27.5 million, and $22.7 million during the years ended December 31, 2002, 2001, and 2000, respectively. Pro forma diluted earnings per share would have been $1.69, $1.46, and $1.23 and pro forma basic earnings per share would have been $1.71, $1.47, and $1.24 during the same periods, respectively.

The weighted-average fair value of the options granted in 2002, 2001, and 2000, were $5.86, $4.26, and $3.91, respectively. The fair values of these options were estimated as of the dates they were granted using a Black-Scholes option-pricing model. Weighted-average assumptions for 2002 were 3.4% risk-free interest rate, 2.7% dividend yield, 30% volatility, and a seven-year expected life. Weighted-average assumptions for 2001 were 4.6% risk-free interest rate, 3.2% dividend yield, 30% volatility, and a seven-year expected life. Weighted-average assumptions for 2000 were 6.0% risk-free interest rate, 3.0% dividend yield, 35% volatility, and a seven-year expected life.

## NOTE 11--Commitments and Contingencies

*Legal Proceedings* The Corporation and its subsidiaries are engaged in various routine legal proceedings occurring in the ordinary course of business, which in the aggregate are believed by management to be immaterial to the consolidated financial condition of the Corporation.

*Other Commitments and Contingencies* At December 31, 2002, the Corporation had commitments to originate mortgage loans at market terms aggregating approximately $179 million, which expire on various dates in 2003. At December 31, 2002, the Corporation also had commitments to fund $63.0 million in additional proceeds on construction loans. As of the same date the Corporation had approximately $6.4 million in commitments outstanding under standby letters of credit and financial guarantees, $61.9 million in commitments outstanding under unused home equity lines of credit, and $2.0 million and $17.5 million under commercial real estate lines and commercial business lines of credit, respectively. Furthermore, the Corporation had commitments to sell approximately $195 million in mortgage loans to FHLMC, FNMA, and the FHLB at various dates in 2003.

At December 31, 2002, the Corporation had retained the credit risk related to $2.0 billion in single-family residential loans sold to the FHLB in exchange for a monthly credit enhancement fee.

## NOTE 12--Stockholders' Equity

*Preferred Stock* The Corporation is authorized to issue up to 5,000,000 shares of preferred stock, $.10 par value per share, although no such stock was outstanding at December 31, 2002. The Board of Directors of the Corporation is authorized to establish the voting powers, designations, preferences, or other special rights of such shares and the qualifications, limitations, and restrictions thereof. The preferred stock may be issued in distinctly designated series, may be convertible to common stock, and may rank prior to the common stock in dividend rights, liquidation preferences, or both.

*Shareholders' Rights Plan* The Corporation's Board of Directors has adopted a shareholders' rights plan (the "Rights Plan"). Under the terms of the Rights Plan, the Board of Directors declared a dividend of one preferred share purchase right on each outstanding share of common stock of the Corporation. However, the rights can only be exercised if a person or group acquires 20% or more of the common stock or announces a tender or exchange offer that would result in a 20% or greater position in the stock. Initially, each right will entitle shareholders to buy one one-hundredth share of the Corporation's preferred stock at a price of $50.00, subject to adjustment. Under certain circumstances, including the acquisition of beneficial ownership of 25% or more of the Corporation's common stock, holders of the Corporation's common stock, other than the acquirer, will be entitled to exercise the rights to purchase common stock from the Corporation having a value equal to two times the exercise price of the right. If the Corporation is acquired in a merger, share exchange, or other business combination in which the Corporation is not the survivor, after a person or group's acquisition of beneficial ownership of 20% or more of the common stock, rights holders will be entitled to purchase the acquirer's shares at a similar discount. Issuance of the rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Corporation or its shareholders, and will not change the way in which the Corporation's shares are traded. The rights expire in 2005.

*Stock Repurchase Plans and Treasury Stock* In 2002, 2000, and 1999 the Corporation's Board of Directors authorized the repurchase of up to 1,001,678, 913,554, and 905,248 shares of the Corporation's outstanding common stock, respectively. Under the plans, repurchases may be made from time-to-time in the open market during the ensuing twelve months as, in the opinion of management, market conditions warrant. The 1999 Plan was extended for an additional twelve months in April 2000 and again in April 2001; and the 2000 Plan was extended for an additional twelve months in April 2001 and again in April 2002. Repurchased shares are held as treasury stock and are available for general corporate purposes.

During 2002, 2001, and 2000, the Corporation repurchased 713,144, 228,800, and 143,904 shares under the 2002, 2000, and 1999 Plans at an average cost of $19.31, $14.04, and $11.87 per share, respectively. As of December 31, no shares remained under the 1999 Plans, and 1,001,678 shares and 191,116 shares remained to be purchased under the 2002 and 2000 Plans, respectively.

During 2002, 2001, and 2000 the Corporation reissued 201,647, 1,825,132, and 85,807 shares of common stock out of treasury stock, respectively. These shares had an average cost basis of $17.81, $10.05, and $11.31 per share, respectively. In general, these shares were issued upon the exercise of stock options by, or the issuance of restricted stock to, employees and directors of the Corporation. In addition, during 2001, 1,685,126 of these shares, plus 250,178 previously unissued shares, were issued in connection with the acquisition of ACB.

*Dividend Restrictions* The ability of the Corporation to pay dividends will depend primarily upon the receipt of dividends from the Bank. The Bank may not declare or pay a cash dividend without regulatory approval if such dividend would cause its net capital to be reduced below the current risk-based capital requirements imposed by the OTS. The Bank is a "Tier 1" association under current OTS regulations. As such, the Bank's dividend payments are limited to 100% of its net income during the year plus an amount that would reduce by one-half its excess risk-based regulatory capital as of the beginning of the year, or 75% of its net income during the most recent four-quarter period, whichever is greater.

*Regulatory Capital Requirements* Financial institutions such as the Bank are subject to minimum regulatory capital requirements as specified in federal banking law and supporting regulations. Failure of a financial institution to meet such requirements may subject the institution to certain mandatory--and possibly discretionary--actions on the part of its regulators (referred to as "prompt corrective actions"). Such actions, if undertaken, could severely restrict the activities of the institution. During each of the years ended December 31, 2002 and 2001, the Bank's regulatory capital was sufficient under the prompt corrective action provisions of the federal banking law and supporting regulations. Accordingly, the Bank is not subject to prompt corrective actions by its regulators.

The following table summarizes the Bank's current regulatory capital in both percentage and dollar terms as of December 31, 2002 and 2001. It also summarizes the minimum capital levels that must be maintained by the Bank for it to be classified as "adequately capitalized" and "well capitalized" under the prompt corrective action provisions of federal banking law and supporting regulations. As indicated in the table, the Bank is "well capitalized" for regulatory capital purposes.

| | Minimum Requirements to be Classified as... | | |
|---|---|---|---|
| **December 31, 2002** | Adequately Capitalized | Well Capitalized | Actual |
| Tier 1 leverage ratio | 4.0% | 5.0% | 5.63% |
| Tier 1 risk-based capital ratio | 4.0% | 6.0% | 10.22% |
| Total risk-based capital ratio | 8.0% | 10.0% | 10.88% |
| Tier 1 leverage ratio capital | $119,667,000 | $149,584,000 | $168,476,000 |
| Tier 1 risk-based capital | 65,908,000 | 98,862,000 | 168,476,000 |
| Total risk-based capital | 131,816,000 | 164,770,000 | 179,254,000 |
| **December 31, 2001** | | | |
| Tier 1 leverage ratio | 4.0% | 5.0% | 5.97% |
| Tier 1 risk-based capital ratio | 4.0% | 6.0% | 10.69% |
| Total risk-based capital ratio | 8.0% | 10.0% | 11.33% |
| Tier 1 leverage ratio capital | $108,232,000 | $135,290,000 | $161,526,000 |
| Tier 1 risk-based capital | 60,457,000 | 90,685,000 | 161,526,000 |
| Total risk-based capital | 120,914,000 | 151,142,000 | 171,172,000 |

## NOTE 13--Fair Values of Financial Instruments

Fair values of financial instruments as of December 31 are as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | |
| Cash and due from banks | $84,482,722 | $84,482,722 | $70,756,705 | $70,756,705 |
| Interest-bearing deposits with banks | 179,755,367 | 179,755,367 | 98,233,160 | 98,233,160 |
| Investment securities available for sale | - | - | 35,461,500 | 35,461,500 |
| Mortgage-backed and related securities: | | | | |
| Available for sale | 366,075,106 | 366,075,106 | 305,979,912 | 305,979,912 |
| Held for investment | 30,029,690 | 30,192,176 | 134,010,248 | 134,937,344 |
| Loans held for sale | 50,237,199 | 50,300,000 | 56,109,442 | 56,109,442 |
| Loans held for investment, gross | 2,112,299,643 | 2,134,400,000 | 1,861,278,013 | 1,877,400,000 |
| Federal Home Loan Bank stock | 55,634,400 | 55,634,400 | 28,063,300 | 28,063,300 |
| Accrued interest receivable | 17,522,581 | 17,522,581 | 19,016,429 | 19,016,429 |
| Mortgage servicing rights | 30,171,341 | 31,500,000 | 29,908,769 | 34,600,000 |
| Financial liabilities: | | | | |
| Deposit liabilities | $2,355,148,292 | $2,381,500,000 | $2,029,254,047 | $2,044,600,000 |
| Federal Home Loan Bank advances and all other borrowings | 417,612,682 | 439,400,000 | 467,447,311 | 484,500,000 |
| Advance payments by borrowers for taxes and insurance | 11,906,038 | 11,906,038 | 1,640,142 | 1,640,142 |
| Accrued interest payable | 3,119,227 | 3,119,227 | 4,063,741 | 4,063,741 |

Refer to Note 1 for the methods and assumptions used by the Corporation in estimating the fair value of financial instruments. The carrying value shown for loans held for investment excludes the impact of the Corporation's allowance for loan losses

## NOTE 14--Segment Information

*Organizational Structure* In 2001, the Corporation completed a reorganization along functional lines rather than product lines. The principal components of the Corporation's organization now consist of a Community Banking Group, which has primary responsibility for the sale and delivery of all the Corporation's products and services, and a Corporate Administration and Operations Group, which has primary responsibility for product support, data and technology management, and property management. The Corporation also has a Commercial Real Estate Lending Division, which is responsible for the origination and servicing of commercial real estate loans, a Finance and Treasury Division, and a Human Resources Division. Each group or division is led by an executive officer that reports directly to the President of the Corporation.

Despite its reorganization along functional rather than product lines, the Corporation continues to account for its operations along product lines. The Corporation tracks profitability in five major areas: (i) residential lending, (ii) commercial real estate lending, (iii) consumer lending, (iv) education lending, and (v) investment and mortgage-related securities. Residential lending is divided into two profit centers for segment reporting purposes: (i) a mortgage banking profit center that is responsible for loan origination, sales of loans in the secondary market, and servicing of residential loans, and (ii) a residential loan portfolio that consists of loans held by the Corporation for investment purposes (loans held for sale are included in the mortgage banking profit center). This profit center also includes MBSs that are collateralized by loans that were originated by the Corporation. Commercial real estate lending consists of the Corporation's portfolio of multi-family and non-residential mortgage loans, as well as functions related to the origination and servicing of such loans. Consumer lending consists of the Corporation's second mortgage, automobile, and other consumer installment loans, as well as functions related to the origination and servicing of such loans. The education loan portfolio consists of loans originated through programs sponsored by the federal government, as well as functions related to the origination and servicing of such loans. Finally, the Corporation's investment and mortgage-related securities portfolio is considered a profit center for segment reporting purposes. However, MBSs collateralized by loans originated by the Corporation are included in the residential loan profit center, rather than the investment and mortgage-related securities portfolio.

The Corporation's extensive branch network, which delivers checking, savings, certificates of deposit and other financial products and services to customers, is considered a support department for segment reporting purposes, as more fully described in a subsequent paragraph.

In October 2001, the Corporation completed the acquisition of ACB. In April 2002, the Bank completed the acquisition of three bank offices in Rochester, Minnesota, from another financial institution. These purchases included the customer loans and deposits at those branches. In addition to offering products and services similar to the Corporation's existing product lines, these institutions also deliver commercial loan and deposit products and services to business customers. This represents a new line of business for the Corporation and a new reportable segment. The financial results of this new line of business have not been separately reported in 2002 due to continuing efforts to develop the departmental allocations of costs and revenues necessary to fairly present the operating results of this line of business.

*Measurement of Segment Profit (Loss)* Management evaluates the after-tax performance of the Corporation's profit centers as if each center were a separate entity--each with its own earning assets, actual and/or allocated non-earning assets, and allocated funding resources. Each profit center has its own interest income, non-interest income, and non-interest expense as captured by the Corporation's accounting systems. Interest expense is allocated to each profit center according to its use of the Corporation's funding sources, which consist primarily of deposit liabilities, FHLB advances, and equity. In general, all funding sources are allocated proportionately to each profit center. However, in certain instances specific liabilities may be matched against specific assets of profit centers.

The net cost of operating the Corporation's support departments is allocated to the Corporation's profit centers and to the banking network using a variety of methods deemed appropriate by management. In general, these net costs are included in the non-interest expense of each profit center, to include the branch network. In addition, certain allocations of revenues and expenses are made between profit centers when they perform services for each other. Such amounts, however, are not generally material in nature.

The Corporation's branch network is considered a support department center for segment reporting purposes. Retail banking fees and revenues are deducted from the non-interest expense of operating the network (to include an allocation of net costs from the Corporation's other support departments) to arrive at the net cost for the banking network. This net cost is then allocated to each profit center based on its use of deposit liabilities to fund its operations. This amount is reported as the "net cost to acquire and maintain deposit liabilities" and is included as an adjustment to the net interest income of each profit center.

For segment reporting purposes, management makes certain non-GAAP adjustments and reclassifications to the results of operations and financial condition of the Corporation that, in management's judgment, more fairly reflect the performance and/or financial condition of certain of the Corporation's profit centers. Following is a description of the more significant adjustments:

*Interest Income and Expense* Interest income is credited to the mortgage banking profit center for implied earnings on non-interest-bearing liabilities such as custodial and escrow accounts. The offsetting interest expense is charged to each profit center according to their use of these funding sources, as previously described. Fee income from customers that make their monthly loan payments late ("late charges") is reclassified from interest income to non-interest income in the mortgage banking profit center. Income from bank owned life insurance is reclassified from non-interest income to interest income in the investment and mortgage-related security profit center.

*Loan Origination Fees and Costs* In accordance with GAAP, origination fees earned on residential loans held for investment are deferred and amortized over the expected life of the loans, as are the direct costs to originate the loans. In general, these deferrals and their subsequent amortization are disregarded for segment reporting purposes. As a result, the mortgage banking profit center receives revenue for loans that it originates for the portfolio of residential loans held for investment, as well as a full charge for the costs to originate the loans. These fees and costs are in addition to the fees it receives and the costs it incurs on loans originated for sale in the secondary market, which are included in current earnings under GAAP.

*Mortgage Servicing Rights* In accordance with GAAP, mortgage servicing rights are not recorded on residential loans held for investment. However, for segment reporting purposes, the mortgage banking profit center receives an income allocation for the origination of such loans, which represents the estimated value of the mortgage servicing rights. This allocation is in addition to the gain from mortgage servicing rights that is recorded on loans sold in the secondary market, as permitted under GAAP. The amortization of the mortgage servicing rights created by this allocation is charged-back to the mortgage banking profit center over the estimated life of the loans.

*Loan Servicing Fees* In accordance with GAAP, loan servicing fee income is not recorded on loans held for investment. However, for segment reporting purposes, the mortgage banking profit center receives an income allocation for the services it performs for the Corporation's residential, commercial real estate, and consumer loan portfolios. This allocation is in addition to the service fee income that the profit center receives on loans serviced for third parties, as recorded in the Corporation's Consolidated Statement of Operations. The aforementioned loan portfolios are charged with the offsetting servicing cost.

*Provision for Loan and Real Estate Losses* For segment reporting purposes, the Corporation disregards provisions for loan and real estate losses recorded under GAAP. Rather, actual charge-off (recovery) activity is charged (credited) to each profit center in the period it occurs.

*Intangible Assets* The amortization of goodwill and other intangible assets is disregarded for segment reporting purposes.

*Income Taxes* In general, a standard income tax rate of approximately 40% is used for segment reporting purposes. However, the income tax benefit associated with assets held in Nevada by FCHI, the Bank's wholly-owned investment subsidiary, is allocated to the profit centers that own such assets. This results in a lower effective income tax rate, or even a negative rate, for such profit centers.

*Non-GAAP Adjustments to Financial Condition* Allowances for losses on loans and real estate and security valuation allowances are added to and/or excluded from assets of the profit centers. In addition, an estimated value for mortgage servicing rights not recorded under GAAP is estimated and added to the assets of the mortgage banking profit center. For each of these adjustments, a corresponding amount is added to or excluded from equity prior to the proportionate allocation of equity to the profit centers, as previously described. The amount added to or excluded from equity is net of the estimated income tax effect.

*Segment Profit (Loss) Statements and Other Information* The following tables contain profit (loss) statements for each of the Corporation's reportable segments for the years ended December 31, 2002, 2001, and 2000 (2001 is presented on both pages to facilitate its comparison with 2002 and 2000). In addition to the after-tax performance of profit centers, management of the Corporation closely monitors the net cost to acquire and maintain deposit liabilities (as defined elsewhere in this footnote). The net cost to acquire and maintain deposit liabilities was 1.33%, 1.20%, and 1.15% of average deposit liabilities outstanding during the years ended December 31, 2002, 2001, and 2000, respectively.

| Segment Profit (Loss) Statements Year Ended December 31, 2002 | Mortgage Banking | Residential Loans | Commercial Real Estate Lending | Consumer Lending | Education Lending | Investment & Mortgage Securities | Other Segments | Support Department Allocations | Non-GAAP Adjustments | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| Interest income | $2,368,108 | $50,578,320 | $40,980,844 | $32,759,292 | $10,168,607 | $20,680,787 | $3,757,135 | | ($42,753) *(1)* | $161,250,343 |
| Interest expense | 2,374,432 | 27,039,946 | 17,000,886 | 13,860,620 | 3,320,310 | 16,598,524 | 1,527,630 | - | (1,996,738) *(1)* | 79,725,611 |
| Net cost to acquire and maintain deposit liabilities | 758,172 | 7,341,730 | 5,980,527 | 4,926,204 | 2,228,580 | 5,240,318 | 773,478 | (27,249,008) | | - |
| Net interest income (expense) before charge-offs | (764,496) | 16,196,644 | 17,999,431 | 13,972,468 | 4,619,718 | (1,158,054) | 1,456,028 | 27,249,008 | 1,953,985 | 81,524,732 |
| Net loan charge-offs (recoveries) | - | 19,734 | - | 1,702,923 | 31,096 | - | 6,270 | | 1,708,038 *(2)* | 3,468,063 |
| Net interest income (expense) | (764,496) | 16,176,910 | 17,999,431 | 12,269,545 | 4,588,622 | (1,158,054) | 1,449,758 | 27,249,008 | 245,947 | 78,056,669 |
| Non-interest income | 45,648,631 | - | 28,464 | 1,746,340 | 1,892 | (166,264) | 536,506 | 31,631,274 | (15,791,792) *(3)* | 63,635,051 |
| Non-interest expense | 25,241,523 | 4,619,974 | 1,480,542 | 3,314,528 | 1,074,992 | 136,264 | 2,734,783 | 58,880,282 | (10,104,575) *(3)* | 87,378,312 |
| Profit (loss) before taxes | 19,642,612 | 11,556,936 | 16,547,353 | 10,701,357 | 3,515,522 | (1,460,583) | (748,519) | - | (5,441,270) | 54,313,408 |
| Income tax expense (benefit) | 7,963,119 | 3,798,984 | 6,708,346 | 4,338,365 | 1,425,202 | (1,850,645) | (161,461) | | (2,824,046) | 19,397,866 |
| Segment profit (loss) | $11,679,493 | $7,757,952 | $9,839,007 | $6,362,992 | $2,090,320 | $390,063 | ($587,058) | - | ($2,617,224) | $34,915,542 |
| **Balance Sheet Information** | | | | | | | | | | |
| *Dollars in thousands* | | | | | | | | | | |
| Average assets | $81,376 | $858,609 | $571,050 | $469,212 | $212,248 | $590,294 | $63,714 | - | ($7,535) *(4)* | $2,838,968 |
| Total assets at end of period | $97,585 | $853,869 | $541,398 | $530,398 | $204,634 | $674,796 | $130,533 | | ($7,589) *(4)* | $3,025,624 |

| Segment Profit (Loss) Statements Year Ended December 31, 2001 | Mortgage Banking | Residential Loans | Commercial Real Estate Lending | Consumer Lending | Education Lending | Investment & Mortgage Securities | Other Segments | Support Department Allocations | Non-GAAP Adjustments | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| Interest income | $3,257,387 | $65,810,100 | $39,962,209 | $30,359,780 | $14,300,051 | $17,106,976 | $408,163 | | $327,975 *(1)* | $171,532,641 |
| Interest expense | 3,823,851 | 44,705,517 | 24,188,333 | 17,475,196 | 6,153,219 | 14,274,353 | 249,806 | | (2,539,902) *(1)* | 108,330,373 |
| Net cost to acquire and maintain deposit liabilities | 503,629 | 6,336,321 | 5,495,949 | 3,981,966 | 2,241,482 | 2,450,646 | 81,359 | (21,091,352) | | - |
| Net interest income (expense) before charge-offs | (1,070,093) | 14,768,262 | 10,277,927 | 8,902,618 | 5,905,350 | 381,977 | 76,998 | 21,091,352 | 2,867,877 | 63,202,268 |
| Net loan charge-offs (recoveries) | - | (7,563) | - | 1,094,829 | 36,463 | - | - | | 639,662 *(2)* | 1,763,391 |
| Net interest income (expense) | (1,070,093) | 14,775,825 | 10,277,927 | 7,807,789 | 5,868,887 | 381,977 | 76,998 | 21,091,352 | 2,228,215 | 61,438,877 |
| Non-interest income | 26,888,068 | - | 38,548 | 1,689,466 | 52,590 | - | 285,599 | 26,748,850 | (6,175,815) *(3)* | 49,527,306 |
| Non-interest expense | 17,085,283 | 5,405,384 | 1,328,210 | 2,703,827 | 911,555 | 101,294 | 512,254 | 47,840,202 | (8,768,536) *(3)* | 67,119,473 |
| Profit (loss) before taxes | 8,732,692 | 9,370,441 | 8,988,265 | 6,793,428 | 5,009,922 | 280,683 | (149,657) | - | 4,820,936 | 43,846,710 |
| Income tax expense (benefit) | 3,540,234 | 2,416,789 | 3,643,842 | 2,754,056 | 2,031,023 | (857,751) | (4,515) | | 1,874,807 | 15,398,485 |
| Segment profit (loss) | $5,192,458 | $6,953,652 | $5,344,423 | $4,039,371 | $2,978,899 | $1,138,434 | ($145,142) | - | $2,946,129 | $28,448,225 |
| **Balance Sheet Information** | | | | | | | | | | |
| *Dollars in thousands* | | | | | | | | | | |
| Average assets | $85,394 | $958,964 | $525,031 | $378,437 | $212,454 | $325,935 | $7,569 | - | ($4,899) *(4)* | $2,488,884 |
| Total assets at end of period | $101,776 | $859,077 | $574,208 | $384,275 | $211,642 | $550,770 | $42,944 | | ($6,982) *(4)* | $2,717,710 |

*(1) Consists principally of interest income and expense adjustments related to late charges, implied earnings on custodial and escrow accounts, and earnings on bank owned life insurance.*

*(2) In general, the Corporation records actual loan and real estate charge-off (recovery) activity against each profit center for segment reporting purposes.*

*(3) Consists principally of non-GAAP adjustments related to loan origination fees and costs, mortgage servicing rights, and loan servicing fees. The offsets for the adjustments described in (1), above, are also included in non-interest income.*

*(4) Consists of allowances for loss on loans and real estate and security valuation allowances that are disregarded for segment reporting purposes. Also includes mortgage servicing rights that are not recorded under GAAP, but are recorded for segment reporting purposes.*

| Segment Profit (Loss) Statements Year Ended December 31, 2001 | Mortgage Banking | Residential Loans | Commercial Real Estate Lending | Consumer Lending | Education Lending | Investment & Mortgage Securities | Other Segments | Support Department Allocations | Non-GAAP Adjustments | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| Interest income | $3,257,387 | $65,810,100 | $39,962,209 | $30,359,780 | $14,300,051 | $17,106,976 | $408,163 | | $327,975 *(1)* | $171,532,641 |
| Interest expense | 3,823,851 | 44,705,517 | 24,188,333 | 17,475,196 | 6,153,219 | 14,274,353 | 249,806 | | (2,539,902) *(1)* | 108,330,373 |
| Net cost to acquire and maintain deposit liabilities | 503,629 | 6,336,321 | 5,495,949 | 3,981,966 | 2,241,482 | 2,450,646 | 81,359 | (21,091,352) | | - |
| Net interest income (expense) before charge-offs | (1,070,093) | 14,768,262 | 10,277,927 | 8,902,618 | 5,905,350 | 381,977 | 76,998 | 21,091,352 | 2,867,877 | 63,202,268 |
| Net loan charge-offs (recoveries) | - | (7,563) | - | 1,094,829 | 36,463 | - | - | | 639,662 *(2)* | 1,763,391 |
| Net interest income (expense) | (1,070,093) | 14,775,825 | 10,277,927 | 7,807,789 | 5,868,887 | 381,977 | 76,998 | 21,091,352 | 2,228,215 | 61,438,877 |
| Non-interest income | 26,888,068 | - | 38,548 | 1,689,466 | 52,590 | - | 285,599 | 26,748,850 | (6,175,815) *(3)* | 49,527,306 |
| Non-interest expense | 17,085,283 | 5,405,384 | 1,328,210 | 2,703,827 | 911,555 | 101,294 | 512,254 | 47,840,202 | (8,768,536) *(3)* | 67,119,473 |
| Profit (loss) before taxes | 8,732,692 | 9,370,441 | 8,988,265 | 6,793,428 | 5,009,922 | 280,683 | (149,657) | - | 4,820,936 | 43,846,710 |
| Income tax expense (benefit) | 3,540,234 | 2,416,789 | 3,643,842 | 2,754,056 | 2,031,023 | (857,751) | (4,515) | | 1,874,807 | 15,398,485 |
| Segment profit (loss) | $5,192,458 | $6,953,652 | $5,344,423 | $4,039,371 | $2,978,899 | $1,138,434 | ($145,142) | - | $2,946,129 | $28,448,225 |
| **Balance Sheet Information** | | | | | | | | | | |
| *Dollars in thousands* | | | | | | | | | | |
| Average assets | $85,394 | $958,964 | $525,031 | $378,437 | $212,454 | $325,935 | $7,569 | - | ($4,899) *(4)* | $2,488,884 |
| Total assets at end of period | $101,776 | $859,077 | $574,208 | $384,275 | $211,642 | $550,770 | $42,944 | | ($6,982) *(4)* | $2,717,710 |

| Segment Profit (Loss) Statements Year Ended December 31, 2000 | Mortgage Banking | Residential Loans | Commercial Real Estate Lending | Consumer Lending | Education Lending | Investment & Mortgage Securities | Other Segments | Support Department Allocations | Non-GAAP Adjustments | Consolidated |
|---|---|---|---|---|---|---|---|---|---|---|
| Interest income | $640,642 | $65,906,572 | $34,471,809 | $26,081,871 | $17,129,748 | $16,552,193 | - | | $653,353 *(1)* | $161,436,188 |
| Interest expense | 2,092,805 | 45,748,126 | 20,929,687 | 14,991,089 | 7,730,662 | 12,878,675 | $363,991 | | (2,839,113) *(1)* | 101,895,922 |
| Net cost to acquire and maintain deposit liabilities | 384,125 | 5,062,463 | 4,771,977 | 3,421,079 | 2,173,040 | 1,854,402 | 3,346 | (17,670,432) | | - |
| Net interest income (expense) before charge-offs | (1,836,288) | 15,095,983 | 8,770,145 | 7,669,703 | 7,226,046 | 1,819,116 | (367,337) | 17,670,432 | 3,492,466 | 59,540,265 |
| Net loan charge-offs (recoveries) | - | 52,920 | - | 598,249 | 32,827 | - | - | | 324,784 *(2)* | 1,008,780 |
| Net interest income (expense) | (1,836,288) | 15,043,063 | 8,770,145 | 7,071,454 | 7,193,219 | 1,819,116 | (367,337) | 17,670,432 | 3,167,682 | 58,531,486 |
| Non-interest income | 19,735,764 | - | 52,984 | 1,614,005 | 215,988 | - | (4,546) | 22,953,049 | (8,934,693) *(3)* | 35,632,550 |
| Non-interest expense | 11,794,513 | 2,972,485 | 1,245,783 | 2,364,348 | 807,099 | 97,366 | 294,315 | 40,623,481 | (1,949,058) *(3)* | 58,250,331 |
| Profit (loss) before taxes | 6,104,963 | 12,070,578 | 7,577,346 | 6,321,111 | 6,602,108 | 1,721,750 | (666,198) | - | (3,817,953) | 35,913,705 |
| Income tax expense (benefit) | 2,474,953 | 3,705,744 | 3,071,856 | 2,562,578 | 2,676,495 | (101,269) | (218,183) | | (1,402,345) | 12,769,829 |
| Segment profit (loss) | $3,630,010 | $8,364,834 | $4,505,490 | $3,758,533 | $3,925,613 | $1,823,019 | ($448,015) | - | ($2,415,608) | $23,143,876 |
| **Balance Sheet Information** | | | | | | | | | | |
| *Dollars in thousands* | | | | | | | | | | |
| Average assets | $44,031 | $934,451 | $457,302 | $327,067 | $207,454 | $264,815 | $320 | - | ($11,466) *(4)* | $2,223,974 |
| Total assets at end of period | $45,873 | $1,015,190 | $488,638 | $362,561 | $205,246 | $240,259 | $633 | - | ($5,674) *(4)* | $2,352,726 |

*(1) Consists principally of interest income and expense adjustments related to late charges, implied earnings on custodial and escrow accounts, and earnings on bank owned life insurance.*

*(2) In general, the Corporation records actual loan and real estate charge-off (recovery) activity against each profit center for segment reporting purposes.*

*(3) Consists principally of non-GAAP adjustments related to loan origination fees and costs, mortgage servicing rights, and loan servicing fees. The offsets for the adjustments described in (1), above, are also included in non-interest income.*

*(4) Consists of allowances for loss on loans and real estate and security valuation allowances that are disregarded for segment reporting purposes. Also includes mortgage servicing rights that are not recorded under GAAP, but are recorded for segment reporting purposes.*

NOTE 15--Acquisition of Banking Offices

In April 2002, the Bank completed the acquisition of three bank offices in Rochester, Minnesota, from another financial institution for $29.2 million in cash. This acquisition represented the Bank's first expansion into the State of Minnesota and gave it a substantial market share in the metropolitan community of Rochester. The transaction was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). The amount of goodwill recorded in connection with the transaction was $16.7 million, which represented the difference between the estimated fair value of the identifiable tangible and intangible assets acquired and the estimated fair value of the liabilities assumed. This goodwill is expected to be deductible for tax purposes. The Bank also recorded a deposit-based intangible of $2.1 million in connection with the transaction, which is tax-deductible and will be amortized using an accelerated method, in accordance with Statement of Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). Goodwill will not be amortized, which is in accordance with SFAS 142. As described in Note 6, the Corporation does not allocate goodwill and other intangibles by reportable segment.

Following is a summary of the assets acquired and liabilities assumed in the Rochester transaction. The table excludes cash and cash equivalents acquired of $629,000.

| Assets Acquired and Liabilities Assumed | Amount |
|---|---|
| Loans held for investment | $114,644,811 |
| Accrued interest receivable | 403,577 |
| Office properties and equipment | 129,788 |
| Intangible assets | 18,739,080 |
| Other assets | 2,736,102 |
| Total assets | 136,653,358 |
| Deposit liabilities | 128,260,383 |
| Accrued interest payable | 438,552 |
| Advance payments by borrowers for taxes and insurance | 29,289 |
| Other liabilities | 10,294 |
| Total liabilities | 128,738,518 |
| Net assets (liabilities) acquired or assumed | $7,914,840 |

In September 2002, the Bank completed the acquisition of four supermarket banking offices in the Minnesota cities of Rochester, Albert Lea, Austin, and Mankato from another financial institution for $796,000 in cash. This acquisition expanded the Bank's presence in south-eastern Minnesota and complimented its previous acquisition in Rochester. The transaction was accounted for using the purchase method of accounting in accordance with SFAS 141. The Bank recorded a deposit-based intangible of $796,000 in connection with the transaction, which is tax-deductible and will be amortized using an accelerated method, in accordance with SFAS 142. No goodwill was recorded in this transaction. As described in Note 6, the Corporation does not allocate goodwill and other intangibles by reportable segment.

Following is a summary of the assets acquired and liabilities assumed in the transaction. The table excludes cash and cash equivalents acquired of $463,000.

| Assets Acquired and Liabilities Assumed | Amount |
|---|---|
| Loans held for investment | $811,704 |
| Accrued interest receivable | 4,150 |
| Office properties and equipment | 94,223 |
| Intangible assets | 796, 437 |
| Other assets | 13,764 |
| Total assets | 1,720,278 |
| Deposit liabilities | 25,290,037 |
| Accrued interest payable | 81,968 |
| Total liabilities | 25,372,005 |
| Net assets (liabilities) acquired or assumed | ($23,651,727) |

## NOTE 16--Parent Company Only Financial Information

| Condensed Statements of Financial Condition: | December 31 2002 | 2001 |
|---|---|---|
| Cash in bank | $27,870 | $17,125 |
| Interest-bearing deposits with subsidiary bank | 3,519,050 | 573,433 |
| Investment in subsidiary | 218,696,628 | 191,725,269 |
| Other assets | 197,768 | 100,642 |
| *Total assets* | $222,441,316 | $192,416,469 |
| Other borrowings | $16,989,313 | - |
| Other liabilities | - | $18,766 |
| Total liabilities | 16,989,313 | 18,766 |
| Common stock | 2,021,593 | 2,020,083 |
| Additional paid-in capital | 46,577,431 | 46,607,845 |
| Retained earnings | 165,628,148 | 141,717,089 |
| Treasury stock, at cost | (10,178,374) | - |
| Unearned restricted stock | (32,083) | (87,083) |
| Non-owner adjustments to equity, net | 1,435,289 | 2,139,769 |
| Total stockholders' equity | 205,452,003 | 192,397,703 |
| Total liabilities and stockholders' equity | $222,441,316 | $192,416,469 |

| Condensed Statements of Operations: | Year Ended December 31 2002 | 2001 | 2000 |
|---|---|---|---|
| Other income | $5,738 | $38,989 | $40,539 |
| Other expense | 623,876 | 379,623 | 750,067 |
| Loss before income taxes and equity in earnings of subsidiary | (618,138) | (340,634) | (709,528) |
| Income tax benefit | 216,348 | 119,222 | 248,335 |
| Loss before equity in earnings of subsidiary | (401,790) | (221,412) | (461,193) |
| Equity in earnings of subsidiary | 35,317,332 | 28,669,637 | 23,605,069 |
| Net income | $34,915,542 | $28,448,225 | $23,143,876 |

| Condensed Statements of Cash Flows: | Year Ended December 31 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income | $34,915,542 | $28,448,225 | $23,143,876 |
| Equity in earnings of subsidiary | (35,317,332) | (28,669,637) | (23,605,069) |
| Change in income taxes and other accruals and prepaid | (115,892) | 113,110 | 19,661 |
| Net cash used by operations | (517,682) | (108,302) | (441,532) |
| Decrease (increase) in interest-bearing deposits with subsidiary bank | (2,945,617) | 3,782,086 | (3,117,730) |
| Dividends received from subsidiary | 15,750,000 | 9,900,000 | 14,600,000 |
| Capital contributions to subsidiary | (7,500,000) | - | - |
| Purchase of net assets of other financial institutions | - | (28,603,959) | - |
| Net cash (used) provided by investing activities | 5,304,383 | (14,921,873) | 11,482,270 |
| Increase (decrease) in other borrowings | 16,989,313 | (2,601,542) | (2,598,458) |
| Dividends paid to shareholders | (10,145,762) | (8,866,148) | (7,699,035) |
| Purchases of treasury stock | (13,770,106) | (3,213,376) | (1,708,663) |
| Common stock issued for acquisition | - | 28,603,793 | - |
| Other, net | 2,150,599 | 1,071,630 | 1,005,913 |
| Net cash provided (used) by financing activities | (4,775,956) | 14,994,357 | (11,000,243) |
| Net increase (decrease) in cash in bank | 10,745 | (35,818) | 40,495 |
| Cash at beginning of period | 17,125 | 52,943 | 12,448 |
| *Cash in bank at end of period* | $27,870 | $17,125 | $52,943 |

Report of Independent Auditors

We have audited the accompanying consolidated statements of financial condition of First Federal Capital Corp as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Federal Capital Corp at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, in 2002 First Federal Capital Corp changed its methodology for accounting for goodwill.

Ernst & Young LLP

Milwaukee, Wisconsin
January 23, 2003

## Supplementary Data

## Quarterly Financial Information (Unaudited)

| *Dollars in thousands, except for per share amounts* | Dec. 2002 | Sept. 2002 | June 2002 | March 2002 | Dec. 2001 | Sept. 2001 | June 2001 | March 2001 |
|---|---|---|---|---|---|---|---|---|
| Interest on loans | $35,252 | $35,205 | $34,098 | $33,057 | $35,912 | $36,474 | $35,741 | $35,880 |
| Interest on mortgage-backed and related securities | 2,789 | 4,559 | 5,707 | 5,415 | 6,163 | 5,290 | 6,005 | 6,602 |
| Interest and dividends on investments | 1,681 | 1,319 | 1,208 | 961 | 1,248 | 628 | 851 | 738 |
| Total interest income | 39,723 | 41,082 | 41,013 | 39,433 | 43,323 | 42,391 | 42,597 | 43,221 |
| Interest on deposits | 14,090 | 14,191 | 13,789 | 15,014 | 20,087 | 20,911 | 21,147 | 21,440 |
| Interest on FHLB advances and other borrowings | 5,495 | 5,652 | 5,706 | 5,789 | 5,955 | 5,699 | 5,874 | 7,219 |
| Total interest expense | 19,585 | 19,843 | 19,495 | 20,803 | 26,042 | 26,609 | 27,021 | 28,659 |
| Net interest income | 20,138 | 21,240 | 21,518 | 18,630 | 17,282 | 15,782 | 15,577 | 14,562 |
| Provision for loan losses | 1,334 | 716 | 771 | 647 | 578 | 355 | 437 | 394 |
| Net interest income after provision for loan losses | 18,804 | 20,524 | 20,747 | 17,982 | 16,704 | 15,427 | 15,140 | 14,167 |
| Gain (loss) on sale of investments and other assets | - | - | - | (166) | (25) | 38 | 50 | - |
| Other non-interest income | 21,027 | 16,717 | 12,977 | 13,080 | 16,052 | 11,291 | 11,432 | 10,690 |
| Total non-interest income | 21,027 | 16,717 | 12,977 | 12,913 | 16,026 | 11,329 | 11,482 | 10,690 |
| Total non-interest expense | 24,097 | 22,892 | 21,257 | 19,133 | 18,199 | 16,439 | 16,767 | 15,714 |
| Income before income taxes | 15,734 | 14,349 | 12,467 | 11,763 | 14,531 | 10,316 | 9,855 | 9,144 |
| Income tax expense | 5,731 | 5,293 | 4,278 | 4,095 | 5,071 | 3,593 | 3,487 | 3,247 |
| Net Income | $10,003 | $9,056 | $8,189 | $7,667 | $9,460 | $6,724 | $6,367 | $5,897 |
| | | | | | | | | |
| Diluted earnings per share | $0.50 | $0.45 | $0.40 | $0.38 | $0.49 | $0.36 | $0.34 | $0.32 |
| Dividends paid per share | $0.13 | $0.13 | $0.13 | $0.12 | $0.12 | $0.12 | $0.12 | $0.11 |
| Stock price at end of period | $19.31 | $19.43 | $22.10 | $18.85 | $15.70 | $14.90 | $16.20 | $14.00 |
| High stock price during period | $19.50 | $21.60 | $22.47 | $18.85 | $15.75 | $16.35 | $16.20 | $16.63 |
| Low stock price during period | $16.88 | $17.55 | $18.50 | $14.68 | $14.27 | $14.10 | $13.16 | $12.75 |

## Item 9--Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

## PART III

### Item 10--Directors and Executive Officers of the Registrant

The information required herein is incorporated by reference from the sections entitled "Matters to be Voted on at the Annual Meeting--Matter 1. Election of Directors" and "Executive Officers Who Are Not Directors" in the Proxy Statement of the Corporation dated March 19, 2003.

### Item 11--Executive Compensation

The information required herein is incorporated by reference from the section entitled "Compensation of Executive Officers and Directors" in the Proxy Statement of the Corporation dated March 19, 2003.

### Item 12--Security Ownership of Certain Beneficial Owners and Management

The information required herein is incorporated by reference from the section entitled "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Proxy Statement of the Corporation dated March 19, 2003.

### Item 13--Certain Relationships and Related Transactions

The information required herein is incorporated by reference from the section entitled "Indebtedness of Management and Certain Transactions" in the Proxy Statement of the Corporation dated March 19, 2003.

## PART IV

### Item 14--Controls and Procedures

An evaluation of the Corporation's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Act") was carried out under the supervision and with the participation of the Corporation's Chief Executive Officer, Chief Financial Officer and several other members of the Corporation's senior management within the 90-day period preceding the filing date of this quarterly report. The Corporation's Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures as currently in effect are effective in ensuring that the information required to be disclosed by the Corporation in the reports it files or submits under the Act is (i) accumulated and communicated to the Corporation's management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In the quarter ended December 31, 2002, the Corporation did not make any significant changes in, nor take any corrective actions regarding, its internal controls or other factors that could significantly affect these controls.

### Item 15--Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Documents filed as part of this report:

(1) The following financial statements are included herein under Part II, Item 8, "Financial Statements and Supplementary Data":

Consolidated Statements of Condition at December 31, 2002 and 2001

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2002

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2002

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002

Notes to Audited Consolidated Financial Statements

Report of Management

Report of Independent Auditors

(2) All financial statement schedules required under this item are omitted because the required information is either not applicable or the required information is included in the Audited Consolidated Financial Statements or in the notes thereto.

(3) Exhibit Index.

| No. | Exhibit Description |
|---|---|
| 3.1 | Articles of Incorporation, as amended |
| 3.2 | Bylaws, as amended |
| 4.1 | Specimen stock certificate |
| 4.2 | Rights Agreement, dated as of January 24, 1995 |
| 10.1 | 1989 Stock Incentive Plan |
| 10.2 | 1989 Directors' Stock Option Plan, as amended |
| 10.3 | 1992 Directors' Stock Option Plan, as amended |
| 10.4 | 1992 Stock Option and Incentive Plan |
| 10.5 | Rock Financial Corp. 1992 Stock Option and Incentive Plan |
| 10.6 | 1997 Stock Option and Incentive Plan |
| 10.7 | Employee Stock Ownership Plan |
| 10.8 | Employment agreements, as amended, between the Corporation and the Bank and the following executive officers:<br>a) Jack C. Rusch<br>b) Thomas W. Schini<br>c) Bradford R. Price<br>d) Robert P. Abell<br>e) Michael W. Dosland<br>f) Milne J. Duncan<br>g) Joseph M. Konradt (Mr. Konradt resigned from the Corporation February 4, 2003. Mr. Konradt's employment agreement has been superceded by a resignation agreement included herein as Exhibit 10.13) |
| 10.9 | First Federal of La Crosse Directors' Deferred Compensation Plan |
| 10.10 | First Federal of La Crosse Annual Incentive Bonus Plan |
| 10.11 | First Federal of La Crosse Incentive Bonus Plan for Group Life Insurance |
| 10.12 | First Federal of Madison Deferred Compensation Plan for Directors |
| 10.13 | Resignation Agreement with Joseph M. Konradt |
| 11.1 | Computation of Earnings Per Share--Reference is made to Note 1 of the Corporation's Audited Consolidated Financial Statements, included herein under Part II, Item 8, "Financial Statements and Supplementary Data" |
| 13.1 | 2003 President's Message--Attached |
| 21.1 | Subsidiaries of the Registrant--Reference is made to Part I, Item 1, "Business--Subsidiaries" |
| 23.1 | Consent of Ernst & Young LLP--Attached |
| 99.1 | 2003 Proxy Statement--Attached |
| 99.2 | Section 906 Certification. |

A copy of the exhibits listed herein can be obtained by writing Michael W. Dosland, Senior Vice President and Chief Financial Officer, First Federal Capital Corp, 605 State Street, La Crosse, Wisconsin, 54601.

(b) No reports on form 8-K were filed with the SEC by the Corporation during the fourth quarter of 2002.

(c) Refer to item (a)(3) above for all exhibits filed herewith.

(d) Refer to items (a)(1) and (2) above for financial statements required under this item.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST FEDERAL CAPITAL CORP

February 20, 2003

By: /s/Jack C. Rusch
Jack C. Rusch
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| /s/ Thomas W. Schini<br>Thomas W. Schini<br>Chairman of the Board | February 20, 2003 |
| /s/ Jack C. Rusch<br>Jack C. Rusch<br>President, Chief Executive Officer, and<br>Director (principal executive officer) | February 20, 2003 |
| /s/ Marjorie A. Davenport<br>Marjorie A. Davenport<br>Director | February 20, 2003 |
| /s/ John F. Leinfelder<br>John F. Leinfelder<br>Director | February 20, 2003 |
| /s/ Richard T. Lommen<br>Richard T. Lommen<br>Director | February 20, 2003 |
| /s/ Patrick J. Luby<br>Patrick J. Luby<br>Director | February 20, 2003 |
| /s/ David C. Mebane<br>David C. Mebane<br>Director | February 20, 2003 |
| /s/ Phillip J. Quillin<br>Phillip J. Quillin<br>Director | February 20, 2003 |

| | |
|---|---|
| /s/ Edwin J. Zagzebski<br>Edwin J. Zagzebski<br>Director | February 20, 2003 |
| /s/ Michael W. Dosland<br>Michael W. Dosland<br>Senior Vice President and<br>Chief Financial Officer<br>(principal financial officer) | February 20, 2003 |
| /s/ Kenneth C. Osowski<br>Kenneth C. Osowski<br>Vice President and Controller<br>(principal accounting officer) | February 20 2003 |

## CERTIFICATION

I, Jack C. Rusch, certify that:

1. I have reviewed this annual report on Form 10-K of First Federal Capital Corp.,

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 20, 2003

/s/ Jack C. Rusch
Jack C. Rusch
President and Chief Executive Officer
(duly authorized officer)

CERTIFICATION

I, Michael W. Dosland, certify that:

1. I have reviewed this annual report on Form 10-K of First Federal Capital Corp.,

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 20, 2003

/s/ Michael W. Dosland
Michael W. Dosland
Senior Vice President and
Chief Financial Officer

## CERTIFICATION

I, Kenneth C. Osowski, certify that:

1. I have reviewed this annual report on Form 10-K of First Federal Capital Corp.,

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 20, 2003

/s/ Kenneth C. Osowski
Kenneth C. Osowski
Vice President and Controller

EXHIBIT 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8, File Nos. 33-98298, 33-54268, and 333-32855) pertaining to the Stock Option and Incentive Plans of First Federal Capital Corp of our report dated January 23, 2003, with respect to the consolidated financial statements of First Federal Capital Corp included in the Annual Report (Form 10-K) for the year ended December 31, 2002.

/s/ Ernst & Young

March 17, 2003
Milwaukee, Wisconsin

EXHIBIT 99.2

## SECTION 906 CERTIFICATION

Solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, the undersigned certify that the foregoing Form 10-K fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Registrant at the dates and for the periods indicated. No purchaser or seller of securities shall be entitled to rely on the foregoing statement for any purpose, and the undersigned expressly disclaim any obligation to update the foregoing statement except as required by law.

FIRST FEDERAL CAPITAL CORP

/s/ Jack C. Rusch
Jack C. Rusch
President and Chief Executive Officer
(duly authorized officer)

February 20, 2003

/s/ Michael W. Dosland
Michael W. Dosland
Senior Vice President and
Chief Financial Officer

February 20, 2003

/s/ Kenneth C. Osowski
Kenneth C. Osowski
Vice President and Controller

February 20, 2003

# CORPORATE Information

## Corporate Headquarters
605 State Street
Box 1868
La Crosse, WI 54602-1868
(608) 784-8000

## Executive Contacts
Shareholders, investors and security analysts interested in additional information may contact the following at our corporate headquarters: Jack C. Rusch, President and Chief Executive Officer or Michael W. Dosland, Senior Vice President and Chief Financial Officer

## Annual Report on Form 10-K
Copies of First Federal Capital Corp's Annual Report on Form 10-K filed with the Securities and Exchange Commission are available without charge to shareholders upon written request to Mr. Michael W. Dosland at our corporate headquarters (address above). The report is also available on our Web site, www.firstfed.com, under the heading "Investor Relations".

## Transfer Agent Information
Shareholder inquiries regarding transfer requirements, dividend payments or reinvestment, lost certificates, changes of address and account status should be directed to:
Wells Fargo Shareowner Services
Box 64853
St. Paul, MN 55164-0853
(800) 468-9716

## Dividend Reinvestment Plan
All registered owners of First Federal Capital Corp common stock are eligible to participate in a convenient and economical method for automatically reinvesting their cash dividends toward the purchase of additional shares of the Company's stock. The plan offers:

- Prompt reinvestment of dividends
- An option to purchase additional shares with cash
- All service fees and purchase commissions company-paid
- An easy-to-understand account statement, sent after each reinvestment of dividends

A booklet describing the plan, together with an enrollment card, can be obtained by writing the transfer agent.

## First Federal Shares
Trading: NASDAQ Stock Market
NASDAQ symbol: FTFC
Common shares outstanding (net of treasury stock):
19,707,112*
Shareholders of record:
1,410*
Estimated beneficial shareholders:
3,103*
Approximate total shareholders:
4,513*
*As of February 14, 2003

## Annual Meeting
The annual meeting of shareholders will be held on Wednesday, April 23, 2003 at 10:30 a.m. at the Radisson Hotel, 200 Harborview Plaza, La Crosse, Wisconsin.

## Forward-Looking Statements
The discussions in this report include certain forward-looking statements based on management's current plans and expectations. These statements discuss areas such as expected growth, future revenues and future performance. Various factors could affect First Federal's financial performance and could cause actual results for future periods to differ materially from those anticipated or projected. Such factors include general economic and competitive conditions, general market rates of interest, interest rates on funding sources, consumer demand for deposit and loan products and services and changes in the quality or composition of the loan and investment portfolios. You may find additional information regarding these factors in First Federal's Annual Report on Form 10-K.